April 30, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Attn:	Timothy S. Levenberg,

Special Counsel

Re:	Equitrans Midstream Corporation

Registration Statement on Form S-4

File No. 333-237486

Dear Mr. Levenberg:

This letter is in regard to the above-referenced Registration Statement on Form S-4 (File No. 333-237486), initially filed on March 30, 2020 (the “Registration Statement”). On April 29, 2020, the Company electronically filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via the EDGAR system and requested the acceleration of the effective date of the Registration Statement to 2:00 P.M., Washington, D.C. time, on May 1, 2020 or as soon as practicable thereafter. In response to a request made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission on April 29, 2020 to the counsel of Equitrans Midstream Corporation (the “Company”), the Company hereby submits this letter and Exhibit A hereto, which contains revised pages of Amendment No. 1 marked to indicate changes since the initial filing of the Registration Statement (the “Updated Amendment Pages”), for the Staff’s review.

As discussed with the Staff, the Updated Amendment Pages primarily address (i) updates regarding the risks associated with, and the material effects of, the recent coronavirus outbreak (“COVID-19”) on the business of the Company and EQM Midstream Partners, LP (“EQM”), (ii) the virtual nature of the special meetings of the shareholders of the Company and unitholders of EQM (the “Special Meetings”) due to the ongoing public health considerations associated with COVID-19, (iii) the record date for each of the Special Meetings, (iv) updates to the security ownership of certain beneficial owners of the Company and EQM and (v) information regarding pending litigation relating to the proposed merger to which the Registration Statement relates.

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

*     *    *    *    *

Securities and Exchange Commission

April 30, 2020

Very truly yours,

Equitrans Midstream Corporation

By:	/s/ Kirk R. Oliver
Name:	Kirk R. Oliver
Title:	Senior Vice President & Chief Financial Officer

Cc:	Stephen M. Moore, Senior Vice President & General Counsel, Equitrans Midstream Corporation

Ryan J. Maierson, Latham & Watkins LLP

Nick S. Dhesi, Latham & Watkins LLP

Securities and Exchange Commission

April 30, 2020

EXHIBIT A

Updated Amendment Pages

[See attached.]

As filed with the Securities and Exchange Commission on April 29, 2020

Registration No. 333-237486

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EQUITRANS MIDSTREAM CORPORATION

(Exact name of Registrant as specified in its charter)

Pennsylvania	4922	83-0516635
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2200 Energy Drive

Canonsburg, Pennsylvania 15317

(724) 271-7600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen M. Moore

Senior Vice President and General Counsel

2200 Energy Drive

Canonsburg, Pennsylvania 15317

(724) 271-7600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to

Ryan J. Maierson Nick S. Dhesi Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Srinivas M. Raju Gregory W. Ladner Richards, Layton & Finger, P.A. One Rodney Square 920 North King Street Wilmington, Delaware 19801 (302) 651-7700

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Equitrans Midstream Corporation may not issue the securities offered by this joint proxy statement/prospectus until the registration statement containing this joint proxy statement/prospectus has been declared effective by the Securities and Exchange Commission. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED APRIL 29, 2020

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On February 26, 2020, Equitrans Midstream Corporation, a Pennsylvania corporation (“ETRN” or the “Company”), EQM Midstream Partners, LP, a Delaware limited partnership (“EQM” or the “Partnership”), EQGP Services, LLC, a Delaware limited liability company, a wholly owned subsidiary of ETRN and the general partner of EQM (the “General Partner”), EQM LP Corporation, a Delaware corporation and a wholly owned subsidiary of ETRN (“EQM LP”), and LS Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of EQM LP (“Merger Sub”), entered into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), pursuant to which ETRN will acquire all of the outstanding common units representing limited partner interests in EQM (each, an “EQM common unit”) that ETRN and its subsidiaries do not already own. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into EQM (the “Merger”), with EQM surviving as a wholly owned subsidiary of ETRN.

The board of directors of ETRN (the “ETRN Board”), by unanimous vote, (i) determined that the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Transactions”), the issuance of shares of ETRN common stock, no par value (“ETRN common stock”), as the Merger Consideration (as defined herein) (the “ETRN common stock issuance”) and the authorization and issuance of shares of a new series of preferred stock, no par value (the “ETRN Preferred Shares”), of ETRN, convertible into shares of ETRN common stock, pursuant to the terms of the Merger Agreement and the Preferred Restructuring Agreement (as defined herein) (the “ETRN preferred issuance” and, together with the ETRN common stock issuance, the “ETRN stock issuance”), are in the best interests of ETRN and the holders of the outstanding shares of ETRN common stock (the “ETRN shareholders”), and (ii) approved the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the Transactions, and the ETRN stock issuance. The conflicts committee of the board of directors of the General Partner (the “EQM Conflicts Committee”), by unanimous vote, (i) determined that the Merger Agreement and the Transactions are in the best interests of EQM, its subsidiaries and each holder of outstanding EQM common units, other than ETRN and its affiliates (each, an “Unaffiliated Partnership Unitholder”), and (ii) approved the Merger Agreement and the Transactions (the foregoing constituting “Special Approval” as defined in EQM’s Fourth Amended and Restated Agreement of Limited Partnership dated as of April 10, 2019, as amended). The board of directors of the General Partner (the “EQM Board”) (acting, in part, upon the recommendation of the EQM Conflicts Committee), by unanimous vote, (i) determined that the terms of the Merger Agreement and the Transactions are in the best interests of EQM, its subsidiaries and the EQM common unitholders, and (ii) approved the Merger Agreement and the execution, delivery and performance of the Merger Agreement and the Transactions.

If the Merger is completed, each outstanding EQM common unit not owned by ETRN or its subsidiaries will be converted into the right to receive, subject to adjustment as described in the Merger Agreement and any applicable withholding tax, 2.44 (the “Exchange Ratio”) shares of ETRN common stock (such consideration, the “Merger Consideration”). Based on the closing price of ETRN common stock on February 26, 2020, the last trading day before the public announcement of the Merger, the aggregate value of the Merger Consideration was approximately $1.8 billion, including the Merger Consideration to be received by holders of EQM phantom units that will become fully vested and will be automatically converted into the right to receive, with respect to each EQM common unit subject thereto, the Merger Consideration. No fractional shares of ETRN common stock will be issued in the Merger; instead, all fractions of ETRN common stock to which an EQM common unitholder otherwise would have been entitled will be aggregated and the resulting fraction will be rounded up to the nearest whole share of ETRN common stock. Existing ETRN shareholders will continue to own their existing ETRN common stock. Upon the closing of the Merger, former EQM common unitholders and current ETRN shareholders will own approximately 47% and 53%, respectively, of the ETRN common stock (excluding the ETRN Preferred Shares to be issued in connection with the Merger, which will have the right to vote on an as-converted basis with the ETRN shareholders).

In connection with the proposed Merger, ETRN will hold a special meeting of its shareholders (the “ETRN special meeting”) and EQM will hold a special meeting of its limited partners (the “EQM special meeting”). At the ETRN special meeting, the ETRN shareholders will be asked to (i) vote on a proposal to approve the ETRN stock issuance (the “ETRN stock issuance proposal”) and (ii) approve the adjournment of the ETRN special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the ETRN special meeting to approve the ETRN stock issuance proposal (the “ETRN adjournment proposal”). Approval of the ETRN stock issuance proposal requires the affirmative vote of a majority of the total votes cast on such proposal, which under New York Stock Exchange (the “NYSE”) rules includes votes for, votes against and abstentions, with abstentions having the same effect as a vote against the ETRN stock issuance proposal. The approval of the ETRN adjournment proposal requires the affirmative vote of a majority of the votes cast on such proposal, which under Pennsylvania law includes votes for and against, but not abstentions.

At the EQM special meeting, the EQM limited partners will be asked to vote on the proposal to approve the Merger Agreement and the Merger (the “EQM merger proposal”). Approval of the EQM merger proposal requires the affirmative vote of holders of a majority of the outstanding EQM common units, outstanding Class B units representing limited partner interests in EQM (the “EQM Class B units”), and outstanding Series A perpetual convertible preferred units representing limited partner interests in EQM (the “Series A Preferred Units”), with such Series A Preferred Units to be treated as EQM common units on an as-converted basis, voting together as a single class at the EQM special meeting. Pursuant to the Merger Agreement, ETRN has agreed to vote or cause to be voted all partnership interests in EQM beneficially owned by ETRN or its subsidiaries in favor of the EQM merger proposal (unless the Merger Agreement has otherwise been earlier terminated). As of the record date for the EQM special meeting, ETRN and its subsidiaries beneficially owned 124,245,455 EQM limited partner interests (as defined herein) which represent, in the aggregate, approximately 53.5% of the outstanding EQM limited partner interests (after taking into account the EQM Class B units and the Series A Preferred Units on an as-converted basis). The affirmative vote by ETRN and its subsidiaries with respect to the EQM limited partner interests they own will be sufficient to approve the EQM merger proposal. Additionally, pursuant to the Preferred Restructuring Agreement, each Investor (as defined herein) has agreed, subject to certain limited exceptions, to vote, or cause to be voted, all Series A Preferred Units beneficially owned by such Investor in favor of the EQM merger proposal. As of the record date for the EQM special meeting, the holders of the Series A Preferred Units owned (beneficially or of record) approximately 10.6% of the outstanding EQM limited partner interests (after taking into account the EQM Class B units and the Series A Preferred Units on an as-converted basis). Collectively, ETRN and its subsidiaries and the Investors have agreed to vote or cause to be voted approximately 64.1% of the outstanding EQM limited partner interests (after taking into account the EQM Class B units and the Series A Preferred Units on an as-converted basis) in favor of the EQM merger proposal.

We cannot complete the Merger unless the ETRN shareholders approve the ETRN stock issuance proposal and the EQM limited partners approve the EQM merger proposal. Accordingly, your vote is very important regardless of the number of shares of ETRN common stock or EQM limited partner interests you own. Voting instructions are set forth inside this joint proxy statement/prospectus.

The ETRN Board recommends that the ETRN shareholders vote FOR the ETRN stock issuance proposal and FOR the ETRN adjournment proposal. ETRN shareholders should be aware that some of ETRN’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests they may have as ETRN shareholders. See “The Merger—Interests of Certain Persons in the Merger.”

The EQM Conflicts Committee and the EQM Board each recommend that the EQM limited partners vote FOR the EQM merger proposal. EQM limited partners should be aware that some of the General Partner’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests they may have as EQM limited partners. See “The Merger—Interests of Certain Persons in the Merger.”

This joint proxy statement/prospectus provides you with detailed information about the proposed Merger and related matters. You are encouraged to read the entire document carefully. In particular, please read “Risk Factors” beginning on page 23 of this joint proxy statement/prospectus for a discussion of risks relevant to the Merger and ETRN’s business following the Merger.

Shares of ETRN common stock are listed on the NYSE under the symbol “ETRN,” and EQM common units are listed on the NYSE under the symbol “EQM.” The last reported sale price of ETRN common stock on the NYSE on April 28, 2020 was $8.64 per share. The last reported sale price of EQM common units on the NYSE on April 28, 2020 was $20.76 per unit.

Thomas F. Karam Chairman and Chief Executive Officer of Equitrans Midstream Corporation and Chairman and Chief Executive Officer of EQGP Services, LLC

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or has determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated                     , 2020 and is being first mailed to ETRN shareholders and EQM limited partners on or about                        , 2020.

Canonsburg, Pennsylvania

                    , 2020

2200 Energy Drive

Canonsburg, Pennsylvania 15317

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Equitrans Midstream Corporation:

A special meeting (the “ETRN special meeting”) of shareholders (the “ETRN shareholders”) of Equitrans Midstream Corporation (“ETRN”) will be held solely via live webcast at www.virtualshareholdermeeting.com/ETRN2020SM (the “ETRN Meeting Website”) on Monday, June 15, 2020 at 9:00 a.m. Eastern Time, for the following purposes:

•

to consider and vote upon a proposal to approve (i) the issuance of shares of common stock, no par value, of ETRN (the “ETRN common stock”), in connection with the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of February 26, 2020 (as may be amended from time to time, the “Merger Agreement”), by and among ETRN, EQM LP Corporation, a Delaware corporation and a wholly owned subsidiary of ETRN (“EQM LP”), LS Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of EQM LP (“Merger Sub”), EQM Midstream Partners, LP, a Delaware limited partnership (“EQM”), and EQGP Services, LLC, a Delaware limited liability company, a wholly owned subsidiary of ETRN and the general partner of EQM, and (ii) the issuance of shares of preferred stock, no par value, of ETRN (the “ETRN Preferred Shares”), which will be convertible into shares of ETRN common stock, in connection with the Merger and the other transactions contemplated by the Merger Agreement and pursuant to the terms of the Preferred Restructuring Agreement (as defined herein) (collectively, the “ETRN stock issuance proposal”); and

•

to consider and vote on a proposal to approve the adjournment of the ETRN special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the above ETRN stock issuance proposal (the “ETRN adjournment proposal”).

Due to the ongoing public health considerations associated with the coronavirus outbreak (“COVID-19”), the ETRN special meeting will be held solely via live webcast on the ETRN Meeting Website and you will not be able to be physically present at the ETRN special meeting. You will be able to virtually participate, electronically vote your shares of ETRN common stock and submit questions online during the ETRN special meeting by logging on to the website listed above using the 16-digit control number included in your proxy card or vote instruction form and following the directions on the ETRN Meeting Website. We encourage you to log on 15 minutes prior to the start time of the meeting. If you have difficulty accessing the ETRN special meeting through the ETRN Meeting Website, please call the technical support number provided.

Approval of the ETRN stock issuance proposal requires the affirmative vote of a majority of the total votes cast on such proposal, which under New York Stock Exchange (“NYSE”) rules includes votes for, votes against and abstentions. Abstentions (if any) will have the same effect as votes against the ETRN stock issuance proposal under NYSE rules. The approval of the ETRN adjournment proposal requires the affirmative vote of a majority of the votes cast on such proposal, which under Pennsylvania law includes votes for and against, but not abstentions. Abstentions (if any) will have no effect on whether the ETRN adjournment proposal is approved. Assuming there is a quorum, failures to vote (if any) will have no effect on the ETRN stock issuance proposal or the ETRN adjournment proposal. ETRN shareholders who participate in the virtual ETRN special meeting via live webcast on the ETRN Meeting Website will be considered present “in person” for purposes of establishing a quorum and for all other purposes.

ETRN does not expect any broker non-votes at the ETRN special meeting because the rules applicable to banks, brokers and other nominees only provide such nominees with discretionary authority to vote on proposals that are considered routine, whereas the ETRN stock issuance proposal and ETRN adjournment proposal are each considered non-routine. As a result, no such nominee will be permitted to vote shares of ETRN common stock at the ETRN special meeting without receiving instructions from the beneficial owner of such share of ETRN common stock.

We cannot complete the Merger unless the ETRN shareholders approve the ETRN stock issuance proposal. Accordingly, your vote is very important regardless of the number of shares of ETRN common stock you own.

ETRN’s board of directors (the “ETRN Board”) has unanimously determined that the Merger, the Merger Agreement and the transactions contemplated thereby, including the ETRN stock issuance, are in the best interests of ETRN and the ETRN shareholders. The ETRN Board has unanimously approved the Merger, the Merger Agreement and the transactions contemplated thereby, including the ETRN stock issuance, and recommends that the ETRN shareholders vote FOR the ETRN stock issuance proposal and FOR the ETRN adjournment proposal. For more information regarding the recommendations of the ETRN Board, see “The Merger—Recommendation of the ETRN Board and its Reasons for the Merger.”

ETRN shareholders should be aware that some of ETRN’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests they may have as ETRN shareholders. See “The Merger—Interests of Certain Persons in the Merger.”

Only ETRN shareholders of record at the close of business on April 29, 2020, the record date for the ETRN special meeting, are entitled to notice of and to vote at the ETRN special meeting. References to the ETRN special meeting in this joint proxy statement/prospectus are to the ETRN special meeting as may be adjourned or postponed from time to time.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO PARTICIPATE IN THE VIRTUAL ETRN SPECIAL MEETING, PLEASE SUBMIT YOUR PROXY IN ONE OF THE FOLLOWING WAYS:

•	If you hold your ETRN common stock in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee when voting your ETRN common stock.

•	If you hold your ETRN common stock in your own name, you may submit your proxy by:

•	calling the toll-free telephone number listed on your proxy card and following the recorded instructions;

•	going to the Internet website listed on your proxy card and following the instructions provided;

•	completing, signing and mailing your proxy card in the postage-paid envelope; or

•	participating in the virtual ETRN special meeting via the ETRN Meeting Website and voting electronically during the virtual ETRN special meeting.

•

If you hold your ETRN common stock through the Equitrans Midstream Corporation Employee Savings Plan (the “Employee Savings Plan”), you will receive a proxy card. You must use this proxy card to instruct the trustee of the Employee Savings Plan on how to vote your shares held in the plan. You also may instruct the trustee to vote your shares by:

•	calling the toll-free telephone number listed on your proxy card and following the recorded instructions;

•	going to the Internet website listed on your proxy card and following the instructions provided; or

•	completing, signing and mailing your proxy card in the postage-paid envelope.

•

If you hold restricted shares through the Equitrans Midstream Corporation 2018 Long-Term Incentive Plan (“ETRN LTIP”), you will receive a proxy card. You must use this proxy card to instruct the ETRN LTIP administrator on how to vote your restricted shares held in the plan. You also may instruct the administrator to vote your shares by:

•	calling the toll-free telephone number listed on your proxy card and following the recorded instructions;

Canonsburg, Pennsylvania

May 1, 2020

2200 Energy Drive

Canonsburg, Pennsylvania 15317

NOTICE OF SPECIAL MEETING OF LIMITED PARTNERS

To the Limited Partners of EQM Midstream Partners, LP:

A special meeting (the “EQM special meeting”) of the limited partners of EQM Midstream Partners, LP (“EQM”) will be held solely via live webcast at www.virtualshareholdermeeting.com/EQM2020 (the “EQM Meeting Website”) on Monday, June 15, 2020 at 9:30 a.m. Eastern Time, for the following purpose:

•

to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of February 26, 2020 (as may be amended from time to time, the “Merger Agreement”), by and among Equitrans Midstream Corporation (“ETRN”), EQM LP Corporation, a Delaware corporation and a wholly owned subsidiary of ETRN (“EQM LP”), LS Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of EQM LP (“Merger Sub”), EQM, and EQGP Services, LLC, a Delaware limited liability company, a wholly owned subsidiary of ETRN and the general partner of EQM (the “General Partner”), pursuant to which Merger Sub, a wholly owned subsidiary of ETRN, will merge with and into EQM (the “Merger”) with EQM surviving as a wholly owned subsidiary of ETRN (the “EQM merger proposal”).

Due to the ongoing public health considerations associated with the coronavirus outbreak 2019 (“COVID-19”), the EQM special meeting will be held solely via live webcast on the EQM Meeting Website and you will not be able to be physically present at the EQM special meeting. You will be able to virtually participate, electronically vote your EQM limited partner interests and submit questions online during the EQM special meeting by logging in to the website listed above using the 16-digit control number included in your proxy card or vote instruction form and following the directions on the EQM Meeting Website. We encourage you to log on 15 minutes prior to the start time of the meeting. If you have difficulty accessing the EQM special meeting through the EQM Meeting Website, please call the technical support number provided.

Approval of the EQM merger proposal requires the affirmative vote of the holders of a majority of the outstanding common units representing limited partner interests in EQM (“EQM common units”), outstanding Class B units representing limited partner interests in EQM (“EQM Class B units”), and outstanding Series A perpetual convertible preferred units representing limited partner interests in EQM (the “Series A Preferred Units” and, collectively with the EQM common units and the EQM Class B units, the “EQM limited partner interests” and holders of such EQM limited partner interests, the “EQM limited partners”), with such Series A Preferred Units to be treated as EQM common units on an as-converted basis, voting together as a single class. Pursuant to the Merger Agreement, ETRN has agreed to vote or cause to be voted all partnership interests in EQM beneficially owned by ETRN or its subsidiaries in favor of the EQM merger proposal (unless the Merger Agreement has otherwise been earlier terminated). As of the record date for the EQM special meeting, ETRN and its subsidiaries beneficially owned 124,245,455 EQM limited partner interests which represented, in the aggregate, approximately 53.5% of the outstanding EQM limited partner interests (after taking into account the EQM Class B units and the Series A Preferred Units on an as-converted basis). The affirmative vote by ETRN and its subsidiaries with respect to the EQM limited partner interests they own will be sufficient to approve the EQM merger proposal. EQM limited partners who participate in the virtual EQM special meeting via live webcast on the EQM Meeting Website will be considered present “in person” for purposes of establishing a quorum and for all other purposes.

Additionally, pursuant to the Preferred Restructuring Agreement, dated as of February 26, 2020, by and among ETRN, EQM and the investors party thereto (each, an “Investor”), each Investor has agreed, subject to certain limited exceptions, to vote, or cause to be voted, all Series A Preferred Units owned (beneficially or of record) by such Investor in favor of the EQM merger proposal. As of the record date for the EQM special meeting, the Series A Preferred Units owned (beneficially or of record) by the Investors represented approximately 10.6% of the outstanding EQM limited partner interests (after taking into account the EQM Class B units and the Series A Preferred Units on an as-converted basis). Collectively, ETRN and its subsidiaries and the Investors have agreed to vote or cause to be voted approximately 64.1% of the outstanding EQM limited partner interests (after taking into account the EQM Class B units and the Series A Preferred Units on an as-converted basis) in favor of the EQM merger proposal.

Abstentions (if any) and failures to vote (if any) will have the same effect as votes against the EQM merger proposal. EQM does not expect any broker non-votes at the EQM special meeting because the rules applicable to banks, brokers and other nominees only provide such nominees with discretionary authority to vote on proposals that are considered routine, whereas the EQM merger proposal is considered non-routine. As a result, no such nominee will be permitted to vote EQM limited partner interests at the EQM special meeting without receiving instructions from the beneficial owner of such EQM limited partner interests.

We cannot complete the Merger unless the holders of a majority of the outstanding EQM limited partner interests approve the EQM merger proposal. Accordingly, your vote is very important regardless of the amount of EQM limited partner interests you own.

The conflicts committee, which consists of two members of the board of directors of the General Partner (the “EQM Board”) who meet the requirements for membership on the conflicts committee of the EQM Board set forth in EQM’s partnership agreement and are independent under the listing standards of the New York Stock Exchange and who are not executive officers or members of the board of directors of ETRN (the “EQM Conflicts Committee”), has determined that the Merger is in the best interests of EQM and its subsidiaries and the EQM common unitholders other than ETRN and its affiliates (the “Unaffiliated Partnership Unitholders”), and has unanimously approved the Merger Agreement and the Merger. The EQM Board has determined that the Merger is in the best interests of EQM and its subsidiaries and the EQM common unitholders and has unanimously approved the Merger Agreement and the Merger. The EQM Conflicts Committee and the EQM Board each recommend that the EQM limited partners vote FOR the EQM merger proposal. For more information regarding the recommendation of the EQM Conflicts Committee and the EQM Board, see “The Merger—Recommendation of the EQM Conflicts Committee and the EQM Board and Their Reasons for the Merger.”

EQM limited partners should be aware that some of the General Partner’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests they may have as EQM limited partners. See “The Merger—Interests of Certain Persons in the Merger.”

Only EQM limited partners of record at the close of business on April 29, 2020, the record date for the EQM special meeting, are entitled to notice of and to vote at the EQM special meeting. A list of limited partners entitled to vote at the EQM special meeting will be available for inspection at EQM’s offices in Canonsburg, Pennsylvania for any purpose relevant to the EQM special meeting during normal business hours for a period of ten days before the EQM special meeting and during the EQM special meeting. References to the EQM special meeting in this joint proxy statement/prospectus are to the EQM special meeting as may be adjourned or postponed from time to time by the General Partner in accordance with the EQM Partnership Agreement.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO PARTICIPATE IN THE VIRTUAL EQM SPECIAL MEETING, PLEASE SUBMIT YOUR PROXY IN ONE OF THE FOLLOWING WAYS:

•

If you hold your EQM limited partner interests in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee when voting your EQM limited partner interests.

•	If you hold your EQM limited partner interests in your own name, you may submit your proxy by:

•	calling the toll-free telephone number listed on your proxy card and following the recorded instructions;

•	going to the Internet website listed on your proxy card and following the instructions provided;

•	completing, signing and mailing your proxy card in the postage-paid envelope; or

•	participating in the virtual EQM special meeting via the EQM Meeting Website and voting electronically during the virtual EQM special meeting.

The enclosed joint proxy statement/prospectus provides a detailed description of the Merger and the Merger Agreement. You are urged to read this joint proxy statement/prospectus, including any documents incorporated by reference, and the Annexes carefully and in their entirety. If you have any questions concerning the Merger or this joint proxy statement/prospectus, would like additional copies or need help voting your EQM limited partner interests, please contact EQM’s proxy solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Telephone Toll Free: (866) 745-0271

Telephone Call Collect: (212) 269-5550

Email: eqm@dfking.com

By order of the Board of Directors of

EQGP Services, LLC

Nathaniel D. DeRose
Corporate Secretary of EQGP Services, LLC

IMPORTANT NOTE ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus also constitutes a proxy statement of ETRN under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the solicitation of proxies for the ETRN special meeting to, among other things, approve the ETRN stock issuance proposal, and a prospectus of ETRN under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), for the shares of ETRN common stock that will be issued to Unaffiliated Partnership Unitholders in the Merger pursuant to the Merger Agreement.

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”), constitutes a proxy statement of EQM under Section 14(a) of the Exchange Act with respect to the solicitation of proxies for the EQM special meeting to, among other things, approve the EQM merger proposal.

As permitted under the rules of the SEC, this joint proxy statement/prospectus incorporates by reference important business and financial information about ETRN and EQM from other documents filed with the SEC that are not included in or delivered with this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 162. You can obtain any of the documents incorporated by reference into this document from ETRN or EQM, as the case may be, or from the SEC’s website at www.sec.gov. This information is also available to you without charge upon your request in writing or by telephone from ETRN or EQM at the following addresses and telephone numbers:

Equitrans Midstream Corporation

EQM Midstream Partners, LP

Attention: Corporate Secretary

2200 Energy Drive

Canonsburg, Pennsylvania 15317

Telephone: (724) 271-7600

Please note that copies of the documents provided to you will not include exhibits unless the exhibits are specifically incorporated by reference into the documents or this joint proxy statement/prospectus.

You may obtain certain of these documents at ETRN’s website (www.equitransmidstream.com) and EQM’s website (www.eqm-midstreampartners.com). Information contained on ETRN’s and EQM’s websites is expressly not incorporated by reference into this joint proxy statement/prospectus.

In order to receive timely delivery of requested documents in advance of the meetings, you must request them no later than five business days before the date of the meetings. This means your request should be received no later than June 8, 2020. If you request any documents, ETRN or EQM will mail them to you by first class mail, or another equally prompt means, after receipt of your request.

ETRN and EQM have not authorized anyone to give any information or make any representation about the Merger, ETRN, EQM or any of their respective affiliates that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone else distributes this type of information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies are unlawful, or you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus, or in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. All information in this document concerning ETRN has been furnished by ETRN. All information in this document concerning EQM has been furnished by the general partner of EQM.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE MEETINGS

Important Information and Risks. The following are brief answers to some questions that you may have regarding the proposed Merger (defined below), the special meeting of Equitrans Midstream Corporation, a Pennsylvania corporation (“Equitrans Midstream Corporation,” “ETRN” or the “Company”), shareholders (the “ETRN special meeting”) and the special meeting of the EQM Midstream Partners, LP, a Delaware limited partnership (“EQM” or the “Partnership”), limited partners (the “EQM special meeting”). You should read and consider carefully the remainder of this joint proxy statement/prospectus, including the Risk Factors beginning on page 23 and the attached Annexes, because the information in this section does not provide all of the information that might be important to you. Additional important information and descriptions of risk factors are also contained in the documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 162.

Q: What is the proposed transaction and why am I receiving these materials?

A: On February 26, 2020, ETRN, EQM, EQGP Services, LLC, a Delaware limited liability company, a wholly owned subsidiary of ETRN and the general partner of EQM (the “General Partner”), EQM LP Corporation, a Delaware corporation and a wholly owned subsidiary of ETRN (“EQM LP”), and LS Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of EQM LP (“Merger Sub”), entered into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into EQM (the “Merger”), with EQM surviving as a wholly owned subsidiary of ETRN. The Merger Agreement is described in this joint proxy statement/prospectus and attached as Annex A. You are receiving this document because the Merger cannot be completed without certain approvals of the ETRN shareholders and the EQM limited partners.

Q: Why are ETRN and EQM proposing the Merger?

A: ETRN believes that the Merger will benefit the ETRN shareholders and EQM believes that the Merger will benefit the EQM limited partners. See “The Merger—Recommendation of the ETRN Board and Its Reasons for the Merger” and “The Merger—Recommendation of the EQM Conflicts Committee and the EQM Board and Their Reasons for the Merger.”

Q: What will EQM limited partners receive in the Merger?

A: If the Merger is completed, subject to any applicable withholding tax, (i) each outstanding EQM common unit representing limited partner interests in EQM (each, an “EQM common unit”) not owned by ETRN or its subsidiaries will be converted into the right to receive (assuming no adjustment contemplated by the Merger Agreement) 2.44 shares of ETRN common stock, no par value (“ETRN common stock”) (such consideration, the “Merger Consideration,” and such ratio, the “Exchange Ratio”), (ii) (x) $600.0 million aggregate principal amount of EQM’s issued and outstanding Series A perpetual convertible preferred units representing limited partner interests in EQM (each, a “Series A Preferred Unit”) will be redeemed by EQM for cash at 101% of the Series A Preferred Unit Purchase Price (as defined herein) plus any accrued and unpaid distribution amounts and partial period distribution amounts, and (y) after giving effect to such redemption, each of the remaining portion of the issued and outstanding Series A Preferred Units will be exchanged for 2.44 shares of a newly authorized and created series of preferred stock, without par value, of ETRN, convertible into ETRN common stock (the “ETRN Preferred Shares”), and (iii) each outstanding phantom unit relating to an EQM common unit issued pursuant to the Amended and Restated EQGP Services, LLC 2012 Long-Term Incentive Plan, dated as of February 22, 2019 (the “EQM LTIP”), and any other award issued pursuant to the EQM LTIP, whether vested or unvested, will be converted into the right to receive, with respect to each EQM common unit subject thereto, the Merger Consideration (plus any accrued but unpaid amounts in relation to distribution equivalent rights). If the Exchange Ratio would result in an EQM limited partner or holder of outstanding phantom units of EQM being entitled to receive a fraction of a share of ETRN common stock, all fractional shares to which such holder would otherwise have been entitled shall be aggregated and the resulting fraction will be rounded up to the nearest whole share of ETRN common stock.

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Q: What will ETRN shareholders receive in the Merger?

A: ETRN shareholders will simply retain the ETRN common stock they currently own. They will not receive any additional ETRN common stock in the Merger.

Q: Where will my shares or units trade after the Merger?

A: ETRN common stock will continue to trade on the New York Stock Exchange (“NYSE”) under the symbol “ETRN.” EQM common units will no longer be publicly traded after the completion of the Merger.

Q: What happens to my future distributions or dividends?

A: If the date of the closing of the Merger is prior to the record date set by the board of directors of ETRN (“ETRN Board”) in connection with declared dividends to be paid by ETRN to its shareholders, former EQM common unitholders will be entitled to receive such declared dividends on the ETRN common stock they receive in the Merger. If the date of the closing of the Merger is after the record date set by the ETRN Board in connection with declared dividends to be paid by ETRN to its shareholders, a former EQM common unitholder will not receive dividends for that quarter on the ETRN common stock it receives in the Merger but will receive distributions for that quarter declared by EQM (if any) prior to the closing of the Merger, if such former EQM common unitholder was a record holder of such EQM common units on the record date with respect to such distribution. EQM common unitholders that are not also ETRN shareholders will not receive both distributions from EQM and dividends from ETRN for the same quarter. See “Market Prices, Dividend and Distribution Information.”

Current ETRN shareholders will continue to receive dividends on their ETRN common stock at the discretion of the ETRN Board. See “Comparison of Rights of ETRN Shareholders and EQM Common Unitholders.”

Q: When and where will the meetings be held?

A: ETRN shareholders: Due to the ongoing public health considerations associated with the coronavirus outbreak (“COVID-19”), the ETRN special meeting will be held solely via live webcast at www.virtualshareholdermeeting.com/ETRN2020SM (the “ETRN Meeting Website”), on June 15, 2020 at 9:00 a.m. Eastern Time and you will not be able to be physically present at the ETRN special meeting. You will be able to virtually participate, electronically vote your shares of ETRN common stock and submit questions online during the ETRN special meeting.

To participate in the virtual ETRN special meeting, you will need the 16-digit control number included on your proxy card or on the vote instruction form (“VIF”) that accompanied your proxy materials. The ETRN special meeting webcast will begin promptly at 9:00 a.m. Eastern Time on June 15, 2020, and ETRN shareholders will be able to log in beginning at 8:45 a.m. Eastern Time on June 15, 2020. We encourage ETRN shareholders to access the ETRN special meeting prior to the start time.

The virtual ETRN special meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants in the ETRN special meeting should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. We encourage participants in the ETRN special meeting to log on to the live webcast 15 minutes prior to the start time of the meeting and ensure that they can hear streaming audio.

A: EQM limited partners: Due to the ongoing public health considerations associated with COVID-19, the EQM special meeting will be held solely via live webcast at www.virtualshareholdermeeting.com/EQM2020 (the “EQM Meeting Website”), on June 15, 2020 at 9:30 a.m. Eastern Time and you will not be able to be physically present at the EQM special meeting. You will be able to virtually participate, electronically vote your EQM limited partner interests and submit questions online during the EQM special meeting.

To participate in the virtual EQM special meeting, you will need the 16-digit control number included on your proxy card or on the VIF that accompanied your proxy materials. The EQM special meeting webcast will begin promptly at 9:30 a.m. Eastern Time on June 15, 2020, and EQM limited partners will be able to log in beginning at 9:15 a.m. Eastern Time on June 15, 2020. We encourage EQM limited partners to access the EQM special meeting prior to the start time.

The virtual EQM special meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants in the EQM special meeting should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. We encourage participants in the EQM special meeting to log on to the live webcast 15 minutes prior to the start time of the meeting and ensure that they can hear streaming audio.

Q: How do I ask questions at the meetings?

A: ETRN shareholders: During the live question and answer portion of the ETRN special meeting, ETRN shareholders may submit questions, which will be answered as they come in, as time permits. If you wish to submit a question, you may do so by logging in to the virtual ETRN special meeting platform on the ETRN Meeting Website, typing your question into the “Ask a Question” field, and clicking “Submit.” Only questions pertinent to ETRN special meeting matters will be answered during the ETRN special meeting, subject to time constraints.

A: EQM limited partners: During the live question and answer portion of the EQM special meeting, EQM limited partners may submit questions, which will be answered as they come in, as time permits. If you wish to submit a question, you may do so by logging in to the virtual EQM special meeting platform on the EQM Meeting Website, typing your question into the “Ask a Question” field, and clicking “Submit.” Only questions pertinent to EQM special meeting matters will be answered during the EQM special meeting, subject to time constraints.

Q: What if during the check-in time or during the meetings I have technical difficulties or trouble accessing the virtual meeting website?

A: ETRN shareholders: We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual ETRN special meeting. If you encounter any difficulties accessing the virtual ETRN special meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual ETRN Special Meeting log in page.

A: EQM limited partners: We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual EQM special meeting. If you encounter any difficulties accessing the virtual EQM special meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual EQM Special Meeting log in page.

Q: Who is entitled to vote at the meetings?

A: ETRN shareholders: The record date for the ETRN special meeting is April 29, 2020. Only ETRN shareholders of record as of the close of business on the record date for the ETRN special meeting are entitled to notice of, and to vote at, the ETRN special meeting.

EQM limited partners: The record date for the EQM special meeting is April 29, 2020. Only EQM limited partners of record as of the close of business on the record date for the EQM special meeting are entitled to notice of, and to vote at, the EQM special meeting.

Q: What constitutes a quorum at the meetings?

A: ETRN shareholders: The holders of a majority of the outstanding shares of ETRN common stock entitled to vote, represented at the virtual ETRN special meeting or by proxy (by submitting a properly executed proxy card or properly submitting your proxy by telephone or Internet), on the record date for the ETRN special meeting will constitute a quorum and will permit ETRN to conduct the proposed business at the ETRN special meeting. Proxies received but marked as abstentions (if any) will be counted as shares of ETRN common stock that are present and entitled to vote for purposes of determining the presence of a quorum. ETRN shareholders who participate in the virtual ETRN special meeting via live webcast on the ETRN Meeting Website will be considered present “in person” for purposes of establishing a quorum and for all other purposes.

EQM limited partners: The holders of a majority of the outstanding limited partner interests in EQM (the “EQM limited partner interests”) (after taking into account the outstanding Class B units representing limited partner interests in EQM (the “EQM Class B units”) and the Series A Preferred Units on an as-converted basis) represented at the virtual EQM special meeting or by proxy (by submitting a properly executed proxy card or properly submitting a proxy by telephone or Internet) will constitute a quorum and will permit EQM to conduct the proposed business at the EQM special meeting. Proxies received but marked as abstentions (if any) will be counted as units that are present and entitled to vote for purposes of determining the presence of a quorum. EQM limited partners who participate in the virtual EQM special meeting via live webcast on the EQM Meeting Website will be considered present “in person” for purposes of establishing a quorum and for all other purposes.

Q: What is the vote required to approve each proposal?

A: ETRN shareholders: Approval of the ETRN stock issuance proposal requires the affirmative vote of a majority of the total votes cast on such proposal, which under NYSE rules includes votes for, votes against and abstentions. Approval of the ETRN adjournment proposal requires the affirmative vote of a majority of the votes cast on such proposal, which under Pennsylvania law includes votes for and against, but not abstentions.

Abstentions (if any) will have the same effect as votes against the ETRN stock issuance proposal. Abstentions (if any) will have no effect on whether the ETRN adjournment proposal is approved. Assuming there is a quorum, failures to vote (if any) will have no effect on the ETRN stock issuance proposal and the ETRN adjournment proposal.

ETRN does not expect any broker non-votes at the ETRN special meeting because the rules applicable to banks, brokers and other nominees only provide such nominees with discretionary authority to vote on proposals that are considered routine, whereas the ETRN stock issuance proposal and ETRN adjournment proposal are each considered non-routine. As a result, no such nominee will be permitted to vote shares of ETRN common stock at the ETRN special meeting without receiving instructions from the beneficial owner of such share of ETRN common stock.

The directors and executive officers of ETRN beneficially owned, in the aggregate, approximately 0.59% of the outstanding shares of ETRN common stock as of April 27, 2020. ETRN believes that the directors and executive officers of ETRN will vote in favor of the ETRN stock issuance proposal and the ETRN adjournment proposal.

EQM limited partners: Approval of the EQM merger proposal requires the affirmative vote of holders of a majority of the outstanding EQM common units, outstanding EQM Class B units, and outstanding Series A Preferred Units, with such Series A Preferred Units to be treated as EQM common units on an as-converted basis, voting together as a single class.

Abstentions (if any) and failures to vote (if any) will have the same effect as votes against the EQM merger proposal. EQM does not expect any broker non-votes at the EQM special meeting because the rules applicable to banks, brokers and other nominees only provide such nominees with discretionary authority to vote on proposals that are considered routine, whereas the EQM merger proposal is considered non-routine. As a result, no such nominee will be permitted to vote EQM limited partner interests at the EQM special meeting without receiving instructions from the beneficial owner of such EQM limited partner interests.

Pursuant to the Merger Agreement, ETRN has agreed to vote or cause to be voted all partnership interests in EQM beneficially owned by ETRN or its subsidiaries in favor of the EQM merger proposal (unless the Merger Agreement has otherwise been earlier terminated). As of the record date for the EQM special meeting, ETRN and its subsidiaries beneficially owned 124,245,455 EQM limited partner interests which represent, in the aggregate, approximately 53.5% of the outstanding EQM limited partner interests (including EQM Class B units and Series A Preferred Units on an as-converted basis). The affirmative vote by ETRN and its subsidiaries with respect to the EQM limited partner interests they own will be sufficient to approve the EQM merger proposal.

On February 26, 2020, in connection with the Merger Agreement, the holders of all of the issued and outstanding Series A Preferred Units as of February 26, 2020 (each, an “Investor” and, collectively, the “Investors”) entered into a Preferred Restructuring Agreement with ETRN and EQM (the “Preferred Restructuring Agreement”), pursuant to which each Investor has agreed, subject to certain limited exceptions, to vote, or cause to be voted, all Series A Preferred Units owned (beneficially or of record) by such Investor in favor of the EQM merger proposal. As of the record date for the EQM special meeting, the Series A Preferred Units owned (beneficially or of record) by the Investors represented approximately 10.6% of the outstanding EQM limited partner interests (after taking into account the EQM Class B units and the Series A Preferred Units on an as-converted basis).

Q: How do I vote my ETRN common stock or EQM limited partner interests if I hold them in my own name?

A: ETRN shareholders: After you have read this joint proxy statement/prospectus carefully, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope or by submitting your proxy by telephone or the Internet as soon as possible in accordance with the instructions provided under “The ETRN Special Meeting—Voting Procedures—Voting by ETRN shareholders.” You may also vote electronically during the virtual ETRN special meeting on the ETRN Meeting Website.

EQM limited partners: After you have read this joint proxy statement/prospectus carefully, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope or by submitting your proxy by telephone or the Internet as soon as possible in accordance with the instructions provided under “The EQM Special Meeting—Voting Procedures—Voting by EQM Limited Partners.” You may also vote electronically during the virtual EQM special meeting on the EQM Meeting Website.

Q: If my ETRN common stock or EQM limited partner interests are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote them for me?

A: ETRN shareholders: If your ETRN common stock is held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your ETRN common stock with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote ETRN common stock held in street name by returning a proxy card directly to ETRN. You may vote electronically during the virtual ETRN special meeting using your 16-digit control number provided by your bank or broker. Your broker, bank or other nominee is obligated to provide you with a voting instruction card for you to use. Under the rules applicable to broker-dealers, your broker, bank or other nominee does not have discretionary authority to vote your shares of ETRN common stock on the proposals scheduled to be voted on at the ETRN special meeting. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares of ETRN common stock. ETRN does not expect any broker non-votes at the

ETRN special meeting because the rules applicable to banks, brokers and other nominees only provide such nominees with discretionary authority to vote on proposals that are considered routine, whereas the ETRN stock issuance proposal and ETRN adjournment proposal are each considered non-routine. As a result, no such nominee will be permitted to vote shares of ETRN common stock at the ETRN special meeting without receiving instructions from the beneficial owner of such share of ETRN common stock.

EQM limited partners: If your EQM limited partner interests are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your EQM limited partner interests with instructions on how to vote your EQM limited partner interests. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote EQM limited partner interests held in street name by returning a proxy card directly to EQM. You may vote electronically during the virtual EQM special meeting using your 16-digit control number provided by your bank or broker. Your broker, bank or other nominee is obligated to provide you with a voting instruction card for you to use. Under the rules applicable to broker-dealers, your broker, bank or other nominee does not have discretionary authority to vote your EQM limited partner interests on the EQM merger proposal scheduled to be voted on at the EQM special meeting. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such limited partner interests. EQM does not expect any broker non-votes at the EQM special meeting because the rules applicable to banks, brokers and other nominees only provide such nominees with discretionary authority to vote on proposals that are considered routine, whereas the EQM merger proposal is considered non-routine. As a result, no such nominee will be permitted to vote your EQM limited partner interests at the EQM special meeting without receiving instructions from you.

Q: If my ETRN common stock is held through the Equitrans Midstream Corporation 2018 Long-Term Incentive Plan (the “ETRN LTIP”) or the ETRN Employee Savings Plan (the “Employee Savings Plan”), will the plan administrator or trustee vote it for me?

A: ETRN LTIP: If your ETRN common stock is held through the ETRN LTIP and you return a proxy card with no instructions, the plan administrator or its designee will vote your shares as recommended by the ETRN Board. If you do not return a proxy card, your shares will not be voted.

Employee Savings Plan: If your ETRN common stock is held through the Employee Savings Plan and you do not return a proxy card or if you return a proxy card with no instructions, the trustee will vote your shares in proportion to the way other plan participants vote their shares.

Q: When do you expect the Merger to be completed?

A: We currently expect the Merger to close in the second quarter of 2020. A number of conditions must be satisfied before ETRN and EQM can complete the Merger, including the approval of the ETRN stock issuance proposal by the ETRN shareholders and the approval of the EQM merger proposal by the EQM limited partners. Although ETRN and EQM cannot be sure when all of the conditions to the Merger will be satisfied, ETRN and EQM expect to complete the Merger as soon as practicable following the ETRN special meeting and the EQM special meeting (assuming the ETRN stock issuance proposal and the EQM merger proposal are approved by the ETRN shareholders and EQM limited partners, respectively), subject to, among other things, the registration statement of which this joint proxy statement/prospectus forms a part having been declared effective under the Securities Act of 1933, as amended (the “Securities Act”). See “The Merger Agreement—Conditions to Completion of the Merger” and “Risk Factors—Risks Related to the Merger.” The Merger is subject to conditions, including some conditions that may not be satisfied on a timely basis, if at all. Failure to complete the Merger, or significant delays in completing the Merger, could negatively affect each party’s future business and financial results and the trading prices of ETRN common stock and EQM common units.

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Q: What are the U.S. federal income tax consequences to an EQM common unitholder as a result of the Merger?

A: The receipt of ETRN common stock in exchange for EQM common units pursuant to the Merger Agreement will be a taxable transaction for U.S. federal income tax purposes to U.S. Holders (as defined in “United States Federal Income Tax Consequences”). A U.S. Holder will generally recognize capital gain or loss on the receipt of ETRN common stock in exchange for EQM common units. However, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or loss to the extent attributable to “unrealized receivables,” including depreciation recapture, or to “inventory items” owned by EQM and its subsidiaries. Passive losses that were not deductible by a U.S. Holder in prior taxable periods because they exceeded a U.S. Holder’s share of EQM’s income may become available to offset a portion of the gain recognized by such U.S. Holder. A U.S. Holder’s tax basis in the shares of ETRN common stock received in the Merger will equal the fair market value of such shares. See “United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of the Merger.

Q: What are the U.S. federal income tax consequences for an EQM common unitholder of the ownership of ETRN common stock after the Merger is completed?

A: ETRN is classified as a corporation for U.S. federal income tax purposes and is subject to U.S. federal income tax on its taxable income. A distribution of cash by ETRN to a shareholder who is a U.S. Holder will generally be included in such U.S. Holder’s income as ordinary dividend income to the extent of ETRN’s current or accumulated “earnings and profits” as determined under U.S. federal income tax principles. Distributions of cash in excess of ETRN’s current and accumulated earnings and profits will be treated as a non-taxable return of capital reducing a U.S. Holder’s adjusted tax basis in such U.S. Holder’s ETRN common stock and, to the extent the distribution exceeds such shareholder’s adjusted tax basis, as capital gain from the sale or exchange of such ETRN common stock. See “United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of owning and disposing of ETRN common stock received in the Merger.

Q: Are ETRN shareholders or EQM limited partners entitled to appraisal rights?

A: No. Neither ETRN shareholders nor EQM limited partners are entitled to appraisal rights in connection with the Merger under applicable law or contractual appraisal rights under ETRN’s organizational documents, the EQM Partnership Agreement or the Merger Agreement.

Q: What if I do not specify an instruction and I hold my share legally?

A: If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the ETRN common stock (other than ETRN common stock held through the Employee Savings Plan) represented by your proxy will be voted as recommended by the ETRN Board with respect to that proposal or the EQM limited partner interests represented by your proxy will be voted as recommended by the EQM Board with respect to that proposal. See “—Q: If my ETRN common stock is held through the Equitrans Midstream Corporation 2018 Long-Term Incentive Plan (the “ETRN LTIP”) or the ETRN Employee Savings Plan (the “Employee Savings Plan”), will the plan administrator or trustee vote it for me?”

For purposes of each of the ETRN special meeting and the EQM special meeting, an abstention occurs when an ETRN shareholder or EQM limited partner, as applicable, participates in the applicable virtual meeting and does not vote or returns a proxy with an “abstain” instruction.

ETRN

ETRN Stock Issuance Proposal: Pursuant to the rules of the NYSE, an abstention will have the same effect as a vote cast “AGAINST” the ETRN stock issuance proposal. If an ETRN shareholder does not participate in the virtual ETRN special meeting and does not submit a proxy, it will have no effect on whether the ETRN stock issuance proposal is approved (assuming a quorum is present).

ETRN Adjournment Proposal: Pursuant to Pennsylvania law, an abstention will not be considered a vote cast; therefore, an abstention will have no effect on the ETRN adjournment proposal. If an ETRN shareholder does not participate in the virtual ETRN special meeting and does not submit a proxy, it will have no effect on whether the ETRN adjournment proposal is approved.

EQM

EQM Merger Proposal: An abstention will have the same effect as a vote cast “AGAINST” the EQM merger proposal. If an EQM limited partner does not participate in the virtual EQM special meeting and does not submit a proxy, it will have the same effect as a vote cast “AGAINST” the EQM merger proposal (assuming a quorum is present).

Q: If I am planning to participate in a virtual meeting, should I still vote by proxy?

A: Yes. Whether or not you plan to participate in the virtual ETRN special meeting or the virtual EQM special meeting, as applicable, you should vote by proxy. Your ETRN common stock or EQM limited partner interests will be voted only if you vote by proxy or vote electronically during the virtual ETRN special meeting or the virtual EQM special meeting, as applicable.

Q: Who may attend the virtual ETRN special meeting and the virtual EQM special meeting?

A: The ETRN special meeting and the EQM special meeting will each be held solely via live webcast due to the ongoing public health considerations associated with COVID-19 and you will not be able to attend the ETRN special meeting or the EQM special meeting in-person.

The ETRN special meeting will be held virtually on June 15, 2020 at 9:00 a.m. Eastern Time via live webcast on the ETRN Meeting Website. To participate in the virtual ETRN special meeting, you will need the 16-digit control number included on your proxy card or on the VIF that accompanied your proxy materials. ETRN shareholders will be able to log in beginning at 8:45 a.m. Eastern Time on June 15, 2020. We encourage ETRN shareholders to access the ETRN special meeting prior to the start time.

The EQM special meeting will be held virtually on June 15, 2020 at 9:30 a.m. Eastern Time via live webcast on the EQM Meeting Website. To participate in the virtual EQM special meeting, you will need the 16-digit control number included on your proxy card or on the VIF that accompanied your proxy materials. EQM limited partners will be able to log in beginning at 9:15 a.m. Eastern Time on June 15, 2020. We encourage EQM limited partners to access the EQM special meeting prior to the start time.

Q: Can I change my vote after I have submitted my proxy?

A: Yes. If you own your ETRN common stock or EQM limited partner interests in your own name, you may revoke your proxy at any time prior to its exercise by:

•

giving written notice of revocation that is received by ETRN’s Corporate Secretary or the General Partner’s Corporate Secretary, as applicable, at or before the ETRN special meeting or the EQM special meeting, as applicable;

•	participating in and voting electronically during the virtual ETRN special meeting or the virtual EQM special meeting, as applicable; or

•

properly completing and executing a later dated proxy and delivering it to ETRN’s Corporate Secretary or the General Partner’s Corporate Secretary, as applicable, at or before the ETRN special meeting or the EQM special meeting, as applicable, or properly completing and submitting a later dated proxy by Internet or telephone.

Q: What should I do if I receive more than one set of voting materials for the ETRN special meeting or the EQM special meeting?

A: If you receive more than one proxy card as an ETRN shareholder of record, you have shares registered differently in more than one account. If you receive more than one proxy card as an EQM limited partner, you have limited partner interests registered differently in more than one account. We encourage you to have all accounts registered in the same name and address whenever possible. You can do this by contacting ETRN’s and EQM’s transfer agent, American Stock Transfer & Trust Company, LLC, at 6201 15th Avenue, Brooklyn, New York 11219, at its toll-free number (1-800-937-5449), by email at help@astfinancial.com, or on its website www.astfinancial.com. If you receive more than one proxy card, it is important that you return each proxy card with voting instructions for your votes to be counted. If you receive more than one voting instruction card, please contact the broker, bank or other holder of record holding your shares to determine whether you can consolidate your accounts.

ETRN Special Meeting

Where and When: Due to the ongoing public health considerations associated with COVID-19, the ETRN special meeting will be held solely via live webcast at www.virtualshareholdermeeting.com/ETRN2020SM, on June 15, 2020 at 9:00 a.m. Eastern Time and you will not be able to be physically present at the ETRN special meeting. You will be able to virtually participate, electronically vote your shares of ETRN common stock and submit questions online during the ETRN special meeting.

To participate in the virtual ETRN special meeting, you will need the 16-digit control number included on your proxy card or on the VIF that accompanied your proxy materials. The ETRN special meeting webcast will begin promptly at 9:00 a.m. Eastern Time on June 15, 2020, and ETRN shareholders will be able to log in beginning at 8:45 a.m. Eastern Time on June 15, 2020. We encourage ETRN shareholders to access the ETRN special meeting prior to the start time.

The virtual ETRN special meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants in the ETRN special meeting should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. We encourage participants in the ETRN special meeting to log on to the live webcast 15 minutes prior to the start time of the meeting and ensure that they can hear streaming audio.

What you are being asked to vote on: At the ETRN special meeting, ETRN shareholders will vote on the ETRN stock issuance proposal and the ETRN adjournment proposal. ETRN shareholders may also be asked to consider other matters as may properly come before the ETRN special meeting. At this time, ETRN knows of no other matters that will be presented for the consideration of the ETRN shareholders at the ETRN special meeting.

Who may vote: You may vote at the ETRN special meeting if you owned ETRN common stock at the close of business on the record date for the ETRN special meeting of April 29, 2020. On that date, there were 230,133,830 shares of ETRN common stock outstanding. You may cast one vote for each outstanding share of ETRN common stock that you owned on the record date for the ETRN special meeting.

What vote is needed: Approval of the ETRN stock issuance proposal requires the affirmative vote of a majority of the total votes cast on such proposal, which under NYSE rules includes votes for, votes against and abstentions, with abstentions having the same effect as a vote against the ETRN stock issuance proposal. Approval of the ETRN adjournment proposal requires the affirmative vote of a majority of the votes cast on such proposal, which under Pennsylvania law includes votes for and against, but not abstentions.

The directors and executive officers of ETRN beneficially owned, in the aggregate, approximately 0.59% of the outstanding ETRN common stock as of April 27, 2020. ETRN believes that the directors and executive officers of ETRN will vote in favor of the ETRN stock issuance proposal and the ETRN adjournment proposal.

EQM Special Meeting

Where and When: Due to the ongoing public health considerations associated with COVID-19, the EQM special meeting will be held solely via live webcast at www.virtualshareholdermeeting.com/EQM2020, on June 15, 2020 at 9:30 a.m. Eastern Time and you will not be able to be physically present at the EQM special meeting. You will be able to virtually participate, electronically vote your EQM limited partner interests and submit questions online during the EQM special meeting.

To participate in the virtual EQM special meeting, you will need the 16-digit control number included on your proxy card or on the VIF that accompanied your proxy materials. The EQM special meeting webcast will begin promptly at 9:30 a.m. Eastern Time on June 15, 2020, and EQM limited partners will be able to log in beginning at 9:15 a.m. Eastern Time on June 15, 2020. We encourage EQM limited partners to access the EQM special meeting prior to the start time.

The virtual EQM special meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants in the EQM special meeting should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. We encourage participants in the EQM special meeting to log on to the live webcast 15 minutes prior to the start time of the meeting and ensure that they can hear streaming audio.

What you are being asked to vote on: At the EQM special meeting, EQM limited partners will vote on the EQM merger proposal. EQM limited partners also may be asked to consider other matters as may properly come before the EQM special meeting. At this time, EQM knows of no other matters that will be presented for the consideration of the EQM limited partners at the EQM special meeting.

Who may vote: You may vote at the EQM special meeting if you owned EQM limited partner interests at the close of business on the record date for the EQM special meeting of April 29, 2020. On that date, there were 200,457,630 EQM common units, 7,000,000 EQM Class B units and 24,605,291 Series A Preferred Units outstanding. You may cast one vote for each outstanding EQM limited partner interest, including any EQM Class B units and any Series A Preferred Units on an as-converted basis, that you owned on the record date for the EQM special meeting.

What vote is needed: Approval of the EQM merger proposal requires the affirmative vote of holders of a majority of the outstanding EQM common units, outstanding EQM Class B units, and outstanding Series A Preferred Units, with such Series A Preferred Units to be treated as EQM common units on an as-converted basis, voting together as a single class.

Pursuant to the Merger Agreement, ETRN has agreed to vote or cause to be voted all partnership interests in EQM beneficially owned by ETRN or its subsidiaries in favor of the EQM merger proposal (unless the Merger Agreement has otherwise been earlier terminated). As of the record date for the EQM special meeting, ETRN and its subsidiaries beneficially owned 124,245,455 EQM limited partner interests which represent, in the aggregate, approximately 53.5% of the outstanding EQM limited partner interests (after taking into account the EQM Class B units and the Series A Preferred Units on an as-converted basis). The affirmative vote by ETRN and its subsidiaries with respect to the EQM limited partner interests they own will be sufficient to approve the EQM merger proposal. Additionally, pursuant to the Preferred Restructuring Agreement, each Investor has agreed, subject to certain limited exceptions, to vote, or cause to be voted, all Series A Preferred Units beneficially owned by such Investor in favor of the EQM merger proposal. As of the record date for the EQM special meeting, the holders of the Series A Preferred Units owned (beneficially or of record) approximately 10.6% of the outstanding EQM limited partner interests (after taking into account the EQM Class B units and the Series A Preferred Units on an as-converted basis). Collectively, ETRN and its subsidiaries and the Investors have agreed to vote or cause to be voted approximately 64.1% of the outstanding EQM limited partner interests (after taking into account the EQM Class B units and the Series A Preferred Units on an as-converted basis) in favor of the EQM merger proposal.

The directors and executive officers of the General Partner beneficially owned, in the aggregate, approximately 0.02% of the outstanding EQM limited partner interests as of the record date for the EQM special meeting, after taking into account the EQM Class B units and the Series A Preferred Units on an as-converted basis. ETRN and EQM believe that the directors and executive officers of the General Partner will vote in favor of the EQM merger proposal.

Postponements and Adjournments: Pursuant to the EQM Partnership Agreement, the General Partner may postpone the EQM special meeting one or more times for any reason by giving notice to each EQM limited partner entitled to vote at the EQM special meeting so postponed of the place, date and hour at which such postponed meeting would be held not fewer than two days before the date of the EQM special meeting. In addition, the EQM special meeting may be adjourned by the General Partner one or more times for any reason, including the failure of a quorum to be present at the EQM special meeting with respect to the EQM merger proposal or the failure of the EQM merger proposal to receive sufficient votes for approval. No vote of EQM limited partners is required for any adjournment.

The EQM Conflicts Committee and the EQM Board each recommend that the EQM limited partners vote FOR the EQM merger proposal.

Opinion of the Financial Advisor to ETRN

ETRN retained Guggenheim Securities, LLC (“Guggenheim Securities”) as its financial advisor in connection with the Merger. Guggenheim Securities rendered an opinion to the ETRN Board to the effect that, as of February 26, 2020 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Exchange Ratio was fair, from a financial point of view, to ETRN. The full text of Guggenheim Securities’ written opinion, which is attached as Annex C to this joint proxy statement/prospectus and incorporated herein by reference, is subject to the assumptions, limitations, qualifications and other conditions contained in such opinion and is necessarily based on economic, capital markets, commodities markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion.

Guggenheim Securities’ opinion was provided to the ETRN Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Exchange Ratio. Guggenheim Securities’ opinion and any materials provided in connection therewith did not constitute a recommendation to the ETRN Board with respect to the Merger or the transactions contemplated by the two share purchase agreements (the “Share Purchase Agreements”) entered into by ETRN and EQT Corporation (“EQT”), the Preferred Restructuring Agreement and that certain Gas Gathering and Compression Agreement, dated as of February 26, 2020, by and among EQM, EQT and/or certain of their respective subsidiaries (the “EQT Global GGA”) and any reduction of ETRN dividends or EQM distributions (collectively, the “Related Transactions”), nor does Guggenheim Securities’ opinion or the summary of its underlying financial analyses elsewhere in this joint proxy statement/prospectus constitute advice or a recommendation to any holder of ETRN common stock or EQM common units, Series A Preferred Units or EQM Class B units as to how to vote or act in connection with the Merger, the Related Transactions or otherwise. Guggenheim Securities’ opinion addresses only the fairness, from a financial point of view and as of the date of such opinion, of the Exchange Ratio to ETRN and does not address any other term, aspect or implication of the Merger (including, without limitation, the form or structure of the Merger), the Merger Agreement or any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Merger or the Related Transactions.

For a description of the opinion that the ETRN Board received from Guggenheim Securities, see “The Merger—Opinion of the Financial Advisor to ETRN beginning on page 59.

Opinion of the Financial Advisor to the EQM Conflicts Committee

The EQM Conflicts Committee retained Evercore Group L.L.C. (“Evercore”) to act as its financial advisor in connection with evaluating the proposed Merger. At the request of the EQM Conflicts Committee, at a telephonic meeting of the EQM Conflicts Committee held on February 26, 2020, Evercore rendered its oral opinion to the EQM Conflicts Committee (subsequently confirmed in writing on the same date) that, as of February 26, 2020, based upon and subject to assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by Evercore in rendering its opinion as set forth therein, the Exchange Ratio was fair, from a financial point of view, to EQM and the holders of EQM common units other than ETRN, the General Partner and their respective affiliates, with such holders referred to in this joint proxy statement/prospectus as the “EQM Public Common Unitholders.”

The opinion speaks only as of the date it was delivered and not as of the time the Merger will be completed or any other date. The opinion does not reflect changes that may occur or may have occurred after February 26, 2020, which could alter the facts and circumstances on which Evercore’s opinion was based. It is understood that subsequent developments or information of which Evercore is, or was, not aware may affect Evercore’s opinion, but Evercore does not have any obligation to update, revise or reaffirm its opinion.

Accounting Treatment of the Merger

The Merger will be accounted for in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 810, Consolidation—Overall—Changes in a Parent’s Ownership Interest in a Subsidiary (“ASC 810”). Because ETRN controls EQM both before and after the Merger, the changes in ETRN’s ownership interest in EQM resulting from the Merger will be accounted for as an equity transaction, and no gain or loss will be recognized in ETRN’s statement of consolidated comprehensive income. In addition, the tax effects of the Merger are reported as adjustments to deferred income taxes and additional paid-in capital, consistent with ASC 740, Income Taxes (“ASC 740”). Since the ETRN historical financial information includes the accounts of EQM, the historical financial information of EQM has not been shown separately.

Timing of the Merger

The Merger is expected to close in the second quarter of 2020, subject to the receipt of ETRN shareholder and EQM limited partner approvals and the satisfaction or waiver of the other closing conditions. For a discussion of the timing of the Merger, see “The Merger Agreement—The Merger; Effective Time; Closing” beginning on page 94.

Comparison of the Rights of ETRN Shareholders and EQM Common Unitholders

A Delaware limited partnership is inherently different from a Pennsylvania corporation. Ownership interests in a limited partnership are therefore fundamentally different from ownership interests in a corporation. EQM common unitholders will own ETRN common stock following the completion of the Merger, and their rights associated with the ETRN common stock will be governed by ETRN’s organizational documents and the Pennsylvania Business Corporation Law (the “PBCL”), which differ in a number of respects from the EQM Partnership Agreement and the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”).

Summary of Risk Factors

You should consider carefully all the risk factors together with all of the other information included in this joint proxy statement/prospectus before deciding how to vote. The risks related to the Merger and the related transactions, ETRN’s business, ETRN common stock and ETRN’s organizational structure are described under “Risk Factors” beginning on page 23. Some of these risks include, but are not limited to, those described below:

•

The number of shares of ETRN common stock that the holders of EQM common units may receive in the Merger is based on a fixed exchange ratio and will not be adjusted in the event of any change in the price of either shares of ETRN common stock or EQM common units.

•

The Merger is subject to conditions, including certain conditions that may not be satisfied or completed on a timely basis, if at all. Failure to complete the Merger could have a material and adverse effect on ETRN and EQM and, even if completed, the Merger may not achieve some or all of the anticipated benefits.

•	Financial projections relating to the combined company after the Merger may not be achieved.

•	ETRN and EQM are and in the future may be targets of securities class action and derivative lawsuits, which could result in substantial costs and may delay or prevent the completion of the Merger.

•

ETRN and EQM will incur substantial transaction-related costs in connection with the Merger, including fees paid to legal, financial and accounting advisors, filing fees and printing costs. If the Merger does not occur, ETRN and EQM will not benefit from these expenses.

•	The Merger will not be accretive to ETRN’s operating earnings and will cause dilution to ETRN’s earnings per share, which may negatively affect the market price of ETRN common stock.

•

Upon the closing of the Merger, former EQM common unitholders will own approximately 50% of the total voting power of ETRN common stock (which includes the ETRN Preferred Shares to be issued in connection with the Merger, which will have the right to vote on an as-converted basis with the ETRN shareholders). As a result, ETRN’s current shareholders will experience significant dilution as a result of the Merger.

•

ETRN may further reduce the amount of the cash dividend that it pays on ETRN common stock or may not pay any cash dividends at all to its shareholders. ETRN’s ability to declare and pay cash dividends to its shareholders, if any, in the future will depend on various factors, many of which are beyond ETRN’s control.

•

As part of the Merger and the related Preferred Restructuring, EQM has agreed to redeem $600.0 million aggregate principal amount of EQM’s issued and outstanding Series A Preferred Units for cash at 101% of the Series A Preferred Unit Purchase Price plus any accrued and unpaid distribution amounts and partial period distribution amounts and, after giving effect to such redemption, ETRN has agreed to issue 2.44 ETRN Preferred Shares in exchange for each remaining Series A Preferred Unit.

•	The shares of ETRN common stock to be received by EQM common unitholders as a result of the Merger have different rights than EQM common units.

•	Directors and executive officers of the General Partner have certain interests that are different from those of EQM common unitholders generally.

•	Directors and executive officers of ETRN have certain interests that are different from those of ETRN shareholders generally.

•

The EQM Partnership Agreement limits the duties of the General Partner to EQM limited partners and restricts the remedies available to unitholders for actions taken by the General Partner that might otherwise constitute breaches of its duties.

•

The unaudited pro forma financial statements included in this joint proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined entity’s financial condition or results of operations following the Merger.

•

The outbreak of COVID-19 (or any future pandemic), and related declines in economic output and associated demand for natural gas, could harm the business, results of operations and financial condition of each of ETRN and EQM.

•

The Merger will be a taxable transaction to EQM common unitholders and the resulting tax liability of an EQM common unitholder will depend on the unitholder’s particular situation. The tax liability of an EQM common unitholder as a result of the Merger could be more than expected.

•

The U.S. federal income tax treatment of owning and disposing of ETRN common stock received in the Merger will be different than the U.S. federal income tax treatment of owning and disposing of EQM common units.

Litigation Relating to the Merger

Since the initial public announcement of the Merger by ETRN and EQM on February 27, 2020, EQM, the members of the EQM Board, ETRN, EQM LP, Merger Sub and the General Partner have been named as defendants in lawsuits brought by and on behalf of purported EQM limited partners challenging the proposed transaction. These lawsuits seek, among other things, to enjoin the consummation of the Merger. ETRN and EQM believe that the claims asserted in these lawsuits are without merit and plan to vigorously defend against them. See “The Merger—Litigation Relating to the Merger.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ETRN

The following selected historical consolidated financial data as of December 31, 2019 and 2018 and for each of the years ended December 31, 2019, 2018 and 2017 are derived from ETRN’s audited consolidated financial statements incorporated by reference into this joint proxy statement/prospectus. Historical consolidated financial data as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 are derived from ETRN’s consolidated financial statements not incorporated by reference into this joint proxy statement/prospectus.

For each of the periods prior to November 12, 2018, the selected historical consolidated financial data include the assets, liabilities and results of operations of EQT’s natural gas gathering, transmission and storage and water services that were transferred to ETRN upon the closing of the distribution on November 12, 2018 of 80.1% of the then outstanding shares of ETRN common stock to EQT shareholders and represent the predecessor for accounting purposes of ETRN.

The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto set forth in ETRN’s Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this joint proxy statement/prospectus. It should not be assumed that the results of operations for any past period indicate results for any future period. For more information, see “Where You Can Find More Information” beginning on page 162.

	Years Ended December 31,
	2019(a)	2018	2017(a)(b)	2016(b)	2015(b)(c)
	(Thousands, except per share amounts)
Statements of Consolidated Comprehensive Income

Operating revenues	$1,630,242	$1,495,098	$895,558	$732,272	$632,936
Operating income	76,000	643,084	543,050	465,006	449,900
Net (loss) income attributable to Equitrans Midstream Corporation	(203,743)	218,398	(27,156)	65,153	174,296
(Loss) earnings per share of common stock attributable to Equitrans Midstream Corporation
Basic	$(0.80)	$0.86	$(0.11)	$0.26	$0.69
Diluted	(0.80)	0.86	(0.11)	0.26	0.68

Cash dividends declared per share of common stock	$1.80	$0.41	$—	$—	$—

(a)

For the years ended December 31, 2019 and December 31, 2017, because ETRN generated a net loss, ETRN’s computation of loss per share excluded potentially dilutive securities; as such, basic and diluted average ETRN common stock outstanding were the same for the years ended December 31, 2019 and December 31, 2017.

(b)

For periods prior to November 12, 2018 (the “Separation Date”), earnings per share was calculated based on the shares of ETRN common stock distributed to EQT shareholders of record as of the close of business on November 1, 2018 in connection with the separation of EQT’s midstream business from EQT’s upstream business on the Separation Date (the “Separation”) and is considered pro forma in nature. Prior to the Separation Date, ETRN did not have any issued or outstanding ETRN common stock (other than shares owned by EQT).

(c)	Unaudited.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EQM

The following selected historical consolidated financial data as of December 31, 2019 and 2018 and for each of the years ended December 31, 2019, 2018 and 2017 are derived from EQM’s audited consolidated financial statements incorporated by reference into this joint proxy statement/prospectus. Historical consolidated financial data as of December 31, 2017, 2016 and 2015 and for each of the years ended December 31, 2016 and 2015 are derived from EQM’s consolidated financial statements not incorporated by reference into this joint proxy statement/prospectus.

EQM’s consolidated financial statements have been retrospectively recast for the years ended December 31, 2018, 2017, 2016 and 2015, as applicable, to include the historical results of the acquisition by EQM of Rice Midstream Partners LP, effective July 23, 2018 (the “EQM-RMP Merger”), the acquisitions by EQM of EQM Olympus Midstream LLC, Strike Force Midstream Holdings LLC and EQM West Virginia Midstream LLC, effective May 1, 2018 (the “Drop-Down Transaction”), the acquisitions by EQM in October 2016 of Allegheny Valley Connector, LLC, Rager Mountain Storage Company LLC and certain gathering assets located in southwestern Pennsylvania and northern West Virginia (the “October 2016 Acquisition”) and EQT’s March 2015 contribution of the Northern West Virginia gas gathering system to EQM (the “NWV Gathering Acquisition”) as these were businesses and the acquisitions were transactions between entities under common control. The selected financial data covering the periods prior to the aforementioned transactions may not necessarily be indicative of the actual results of operations had these entities been operated together during those periods.

The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto set forth in EQM’s Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this joint proxy statement/prospectus. It should not be assumed that the results of operations for any past period indicate results for any future period. For more information, see “Where You Can Find More Information” beginning on page 162.

	As of and for the Years Ended December 31,
	2019	2018	2017	2016	2015
	(Thousands, except per unit amounts)
Statements of Consolidated Operations
Operating revenues	$1,630,242	$1,495,098	$895,558	$732,272	$632,936
Operating income	204,186	726,653	620,705	527,856	451,036
Net income attributable to EQM	183,373	668,002	609,626	537,954	455,126

Net income per limited partner unit(a)
Basic	$0.58	$2.43	$5.19	$5.21	$4.71
Diluted	0.56	2.43	5.19	5.21	4.70

Cash distributions declared per common unit	$4.63	$4.40	$3.83	$3.19	$2.635

Consolidated Balance Sheets
Total assets	$11,815,019	$9,456,121	$7,998,835	$3,075,840	$2,833,358
Long-term debt, including credit facilities(b)	5,761,999	4,081,639	1,453,352	985,732	493,401

(a)

Net income attributable to the EQM-RMP Merger, the Drop-Down Transaction, the October 2016 Acquisition and the NWV Gathering Acquisition for the periods prior to July 23, 2018, May 1, 2018, October 1, 2016 and March 17, 2015, respectively, was not allocated, as applicable, to the limited partners of EQM for purposes of calculating net income per limited partner unit as these pre-acquisition amounts were not available to the unitholders.

(b)	Includes outstanding borrowings under the credit facilities of EQM and Eureka Midstream.

SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected unaudited pro forma consolidated financial information for ETRN after giving effect to the transactions described in the notes to the unaudited pro forma consolidated financial statements included in this joint proxy statement/prospectus, including the Merger. The selected unaudited pro forma consolidated financial information is derived from the unaudited pro forma consolidated financial statements included in this joint proxy statement/prospectus and should be read in conjunction with the section entitled “Unaudited Pro Forma Consolidated Financial Statements” and related notes included in this joint proxy statement/prospectus beginning on page 164.

The following data should be read in conjunction with the consolidated financial statements and the related notes thereto set forth in the respective Annual Reports on Form 10-K for the year ended December 31, 2019 of ETRN and EQM, which are incorporated by reference into this joint proxy statement/prospectus. The following selected unaudited pro forma consolidated financial information are presented for illustrative purposes only and are not necessarily indicative of the results that might have occurred had the Merger taken place on December 31, 2019 for balance sheet purposes, and on January 1, 2019 for income statement purposes, and are not intended to be a projection of future results.

Year Ended December 31, 2019
(in thousands)
Pro forma statement of consolidated comprehensive income data
Total revenue	$1,295,573
Net loss attributable to noncontrolling interests	(21,291)
Net loss attributable to Equitrans Midstream Corporation common shareholders	(402,470)
Loss per share of common stock attributable to Equitrans Midstream Corporation—basic and diluted	(0.93)

As of December 31 2019
(in thousands)
Pro forma balance sheet data
Total assets	$11,974,346
Long-term debt	7,011,999
Total common shareholders’ equity	3,041,792

COMPARATIVE PER SHARE AND PER UNIT INFORMATION

The following table sets forth (i) historical per share information of ETRN, (ii) the unaudited pro forma per share information of ETRN after giving pro forma effect to the Merger and restate the transactions related thereto, including ETRN’s issuance of 2.44 shares of ETRN common stock for each outstanding EQM common unit not owned by ETRN or its subsidiaries at the Effective Time, and (iii) the historical and equivalent pro forma per share information for EQM.

This information should be read in conjunction with (i) the summary historical financial information included elsewhere in this joint proxy statement/prospectus, (ii) the historical consolidated financial statements of ETRN and EQM and related notes that are incorporated by reference in this joint proxy statement/prospectus and (iii) the “Unaudited Pro Forma Consolidated Financial Statements” and related notes included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma per share and unit information does not purport to represent what the actual results of operations of ETRN and EQM would have been had the Merger been completed in another period or to project ETRN’s and EQM’s results of operations that may be achieved if the Merger is completed.

Year Ended December 31, 2019
Historical—ETRN
Loss per share of common stock attributable to ETRN—basic and diluted	$(0.80)
Cash dividends declared per share of common stock	$1.80
Book value per share(a)	$2.64
Historical—EQM
Net income per limited partner common unit—basic	$0.58
Net income per limited partner common unit —diluted	$0.56
Distributions per unit declared in the period	$4.63
Book value per unit(a)	$20.06
Pro forma combined—ETRN
Loss per share of common stock attributable to Equitrans Midstream Corporation—basic and diluted(b)	$(0.93)
Dividends declared per common share(c)	$1.92
Book value per share(d)	$7.03
Equivalent pro forma combined—EQM(e)
Net loss per limited partner common unit—basic and diluted	$(2.27)
Distributions per unit declared in the period	$4.68
Book value per unit	$17.15

(a)	The historical book value per share or unit was calculated as follows (in thousands, except per share or unit amounts).

	As of December 31, 2019
	ETRN	EQM
	(in thousands, except per share or unit amounts)
Equity or capital, as applicable, before noncontrolling interests	$672,716	$4,020,601
Divided by: Number of shares or units outstanding as of end of period	254,745	200,458

Book value per share or unit outstanding	$2.64	$20.06

(b)	Amount is from the unaudited pro forma consolidated financial statements included under “Unaudited Pro Forma Consolidated Financial Statements.”
(c)	The pro forma combined ETRN dividends declared amount was calculated as follows (in thousands, except per share or unit amounts):

	Year Ended December 31, 2019
	ETRN	EQM	Total
	(in thousands, except per share or unit amounts)
Declared dividends or distributions, as applicable, in the period to the public (historical)	$448,567	$382,360	$830,927
Divided by: Pro forma combined number of shares outstanding(f)			432,595

Dividends per share declared in the period (pro forma)			$1.92

(d)	The pro forma combined ETRN, book value per share was calculated as follows (in thousands, except per share amounts):

As of December 31, 2019
(in thousands, except per share amounts)
Pro forma equity before noncontrolling interests	$3,041,792
Divided by: Pro forma combined number of shares outstanding(f)	432,595

Book value per share	$7.03

(e)	Equivalent pro forma amounts are calculated by multiplying pro forma combined ETRN amounts by the Exchange Ratio of 2.44 (which assumes no adjustment contemplated by the Merger Agreement).
(f)	Pro forma combined number of shares calculated as follows (in thousands, except the Exchange Ratio):

	As of December 31, 2019
	ETRN	EQM(g)	Total
	(in thousands, except the Exchange Ratio)
Number of public shares / units outstanding	229,445	83,258
Exchange Ratio		2.44

Number of public shares outstanding (pro forma)	229,445	203,150	432,595

(g)

Includes EQM phantom units that will become fully vested and automatically converted into the right to receive, with respect to each EQM common unit subject thereto, the Merger Consideration in the Merger and approximately 6,150 EQM common units reflecting the 15,000 shares of ETRN common stock that may be issuable as a result of the provision of the Merger Agreement that rounds up to the nearest share in lieu of issuing fractional shares.

MARKET PRICES, DIVIDEND AND DISTRIBUTION INFORMATION

Shares of ETRN common stock are currently traded on the NYSE under the ticker symbol “ETRN” and EQM common units are currently traded on the NYSE under the ticker symbol “EQM.”

As of April 29, 2020, the record date for the ETRN special meeting, there were 230,133,830 shares of ETRN common stock outstanding held by 1,951 holders of record. ETRN is not required to declare dividends of its available cash to the ETRN shareholders. On February 27, 2020, ETRN announced its intention to reduce its quarterly dividend from $0.45 per share to $0.15 per share, a decrease of approximately 67% per share, in connection with the announcement of the Merger and new commercial arrangements with EQT, commencing with the first quarter 2020 dividend. The ETRN Board may further reduce current dividends on ETRN common stock or may decide not to declare any dividends in the future. Any payment of future dividends will be at the sole discretion of the ETRN Board and will depend upon many factors, including the financial condition, earnings, liquidity and capital requirements of ETRN’s operating subsidiaries, covenants associated with certain debt obligations, legal requirements, leverage, regulatory constraints and other factors deemed relevant by the ETRN Board.

As of April 29, 2020, the record date for the EQM special meeting, there were 200,457,630 EQM common units outstanding held by 60 holders of record.

The following table presents per share or unit closing prices for ETRN common stock and EQM common units, respectively, on February 26, 2020, the last trading day before the public announcement of the Merger, as reported on the NYSE. This table also presents the equivalent market value per EQM common unit on such dates. The equivalent market value for EQM common units has been determined by multiplying the closing price of ETRN common stock on those dates by the Exchange Ratio.

	ETRN Shares	EQM Common Units	Equivalent Market Value per EQM Common Unit
February 26, 2020	$8.68	$21.51	$21.18

Because the Exchange Ratio is fixed and because the market price of ETRN common stock will fluctuate prior to the completion of the Merger, EQM common unitholders cannot be sure of the market value of the ETRN common stock they will receive as Merger Consideration relative to the value of EQM common units that they exchange. See “Risk Factors” beginning on page 23.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the approval of the applicable proposals described in this joint proxy statement/prospectus. In addition, you should read and carefully consider the risks associated with each of ETRN and EQM and their respective businesses. These risks can be found in ETRN’s and EQM’s respective Annual Reports on Form 10-K for the year ended December 31, 2019, each of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. For further information regarding the documents incorporated into this joint proxy statement/prospectus by reference, please see the section titled “Where You Can Find More Information” beginning on page 162. Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described in the documents incorporated by reference could have a material adverse effect on ETRN’s, EQM’s or the combined organization’s businesses, financial condition, cash flows and results of operations and could result in a decline in the trading prices of ETRN common stock or EQM common units.

Risks Related to the Merger

The number of shares of ETRN common stock that the holders of EQM common units may receive in the Merger is based on a fixed exchange ratio and will not be adjusted in the event of any change in the price of either shares of ETRN common stock or EQM common units.

The market value of the Merger Consideration that EQM common unitholders will receive in the Merger will depend on the trading price of ETRN common stock at the closing of the Merger. Subject to any applicable withholding tax and/or adjustment as described in the Merger Agreement, the Exchange Ratio is fixed at 2.44 shares of ETRN common stock for each EQM common unit. This means that there is no mechanism contained in the Merger Agreement that would adjust the number of shares of ETRN common stock that EQM common unitholders will receive as the Merger Consideration based on any decreases or increases in the trading price of ETRN common stock. Stock price changes may result from a variety of factors (many of which are beyond ETRN’s or EQM’s control), including:

•	the recent worldwide COVID-19 pandemic or other health epidemics, and related regulatory actions and effects;

•	changes in ETRN’s and EQM’s business, operations and prospects or market assessments thereof, as well as those of EQM’s customers;

•	interest rates, general market, industry and economic conditions and other factors generally affecting the price of ETRN common stock;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses and industry in which ETRN and EQM operate;

•	changes in commodity prices, including effects of the COVID-19 pandemic and crude oil price wars;

•	defaults or terminations or suspensions under force majeure clauses by any customer under one or more of its agreements with EQM;

•	material developments or events with respect to EQT;

•	changes in ETRN’s or EQM’s existing credit ratings or those of their customers; and

•	delays or cost over-runs with respect to the development of the Mountain Valley Pipeline (“MVP”) project.

Because the Merger will be completed after the EQM special meeting, at the time of the EQM special meeting, EQM common unitholders will not know the exact market value of ETRN common stock that they will receive upon completion of the Merger. If the price of ETRN common stock at the closing of the Merger is less than the price of ETRN common stock on the date on which the Merger Agreement was signed, then the market value of the Merger Consideration received by EQM common unitholders will be less than contemplated at the time the Merger Agreement was signed.

The Merger is subject to conditions, including certain conditions that may not be satisfied or completed on a timely basis, if at all. Failure to complete the Merger could have a material and adverse effect on ETRN and EQM and, even if completed, the Merger may not achieve some or all of the anticipated benefits.

Completion of the Merger is subject to a number of conditions set forth in the Merger Agreement, including: (i) approval of the Merger Agreement by a majority of the EQM common unitholders, EQM Class B unitholders and holders of Series A Preferred Units, with such Series A Preferred Units treated as common units on an as-converted basis, voting together as a single class; (ii) approval of the ETRN stock issuance by a majority of the total votes cast at the ETRN special meeting, which under NYSE rules includes votes for, votes against and abstentions; (iii) there being no law or injunction prohibiting consummation of the transactions contemplated under the Merger Agreement; (iv) the effectiveness of a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part relating to the ETRN stock issuance pursuant to the Merger Agreement; (v) approval for listing on the NYSE of ETRN common stock issuable pursuant to the Merger Agreement; (vi) subject to specified materiality standards, the accuracy of certain representations and warranties of each party; (vii) the delivery of the TMA Closing Opinion to ETRN; (viii) compliance by the respective parties in all material respects with their respective covenants; and (ix) closing of the Preferred Restructuring. These and other conditions to the closing of the Merger may not be fulfilled in a timely manner or at all, and, accordingly, the Merger may be delayed or may not be completed. See “The Merger Agreement—Conditions to Completion of the Merger.”

If the Merger is not completed, ETRN’s or EQM’s ongoing businesses or the price of ETRN common stock or EQM common units may be adversely affected and, without realizing any of the benefits of having completed the Merger, ETRN and EQM will be subject to a number of risks, including the following:

•	ETRN and EQM will be required to pay their respective costs relating to the Merger, such as legal, accounting and financial advisory expenses, whether or not the Merger is completed;

•

time and resources committed by the respective management of ETRN and the General Partner to matters relating to the Merger could otherwise have been devoted to pursuing other beneficial opportunities; and

•	the market prices of ETRN common stock or EQM common units could decline to the extent that the current market price reflects a market assumption that the Merger will be completed.

In addition, even if completed there can be no assurance that the Merger will deliver the benefits anticipated by ETRN or EQM.

Financial projections relating to the combined company after the Merger may not be achieved.

In connection with the Merger, ETRN prepared and considered, among other things, internal financial forecasts and analyses for ETRN and EQM. These financial projections include assumptions regarding future operating cash flows, expenditures, and income of ETRN and EQM. These financial projections were not prepared with a view to public disclosure, are subject to significant economic, competitive, industry, regulatory and other uncertainties and may not be achieved in full, at all, or within projected timeframes. The failure of ETRN’s or EQM’s businesses to achieve projected results, including projected cash flows and leverage, could have a material adverse effect on the price of shares of ETRN common stock, ETRN’s financial position, and ETRN’s ability to pay dividends following the Merger, if at all. Due to a variety of factors, including following the announcement of the Merger changes in market conditions and the effects of COVID-19, the financial projections prepared in connection with the Merger may not reflect ETRN management’s best expectations of ETRN’s and EQM’s future financial performance as of the closing of the Merger.

ETRN and EQM are and in the future may be targets of securities class action and derivative lawsuits, which could result in substantial costs and may delay or prevent the completion of the Merger.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements in an effort to enjoin the relevant merger or seek monetary relief. ETRN and EQM are currently defendants in lawsuits related to the Merger Agreement and the Merger and, even if the pending or any future lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. ETRN and EQM cannot predict the outcome of these lawsuits, or others, nor can either company predict the amount of time and expense that will be required to resolve such litigation. An unfavorable resolution of any such litigation surrounding the Merger could delay or prevent its consummation. In addition, the costs of defending the litigation, even if resolved in ETRN’s or EQM’s favor, could be substantial and such litigation could distract ETRN and EQM from pursuing the consummation of the Merger and other potentially beneficial business opportunities. See “The Merger—Litigation Relating to the Merger.”

ETRN and EQM will incur substantial transaction-related costs in connection with the Merger, including fees paid to legal, financial and accounting advisors, filing fees and printing costs. If the Merger does not occur, ETRN and EQM will not benefit from these expenses.

ETRN and EQM expect to incur a number of non-recurring transaction-related costs associated with completing the Merger. These fees and costs will be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. If the Merger does not occur, neither ETRN nor EQM will benefit from these expenses.

The Merger will not be accretive to ETRN’s operating earnings and will cause dilution to ETRN’s earnings per share, which may negatively affect the market price of ETRN common stock.

ETRN currently anticipates that the Merger will be initially dilutive to its forecasted earnings per share on a standalone basis. This expectation is based on preliminary estimates, which may materially change. ETRN may also have additional transaction-related costs, may fail to realize all of the benefits anticipated in the Merger or may be subject to other factors that affect preliminary estimates or its ability to realize operational efficiencies. Any of these factors could cause a decrease in ETRN’s earnings per share or decrease or delay the expected effect of the Merger and contribute to a decrease in the price of ETRN common stock.

Upon the closing of the Merger, former EQM common unitholders will own approximately 50% of the total voting power of ETRN common stock (which includes the ETRN Preferred Shares to be issued in connection with the Merger, which will have the right to vote on an as-converted basis with the ETRN shareholders). As a result, ETRN’s current shareholders will experience significant dilution as a result of the Merger.

If the Merger is successfully completed, ETRN expects that it will issue approximately 203.2 million shares of ETRN common stock at the Effective Time in connection with the Merger. In connection with the Merger, ETRN will also issue newly-created ETRN Preferred Shares that will be convertible into ETRN common stock and which will have the right to vote on an as-converted basis with the ETRN shareholders. In addition, in the future ETRN may issue common stock or other equity to raise cash for its projects, operations, acquisitions or other purposes and may also acquire interests in other companies by using a combination of cash and ETRN equity or just ETRN equity.

Any of these events may dilute the ownership interests of the current holders of ETRN common stock, reduce ETRN’s earnings per share and have an adverse effect on the price of ETRN common stock. The issuance of these new shares and the sale of additional shares from time to time could have the effect of depressing the market value for ETRN common stock. The increase in the number of shares of ETRN common stock outstanding, and any resulting dilution, may cause holders to sell shares of ETRN common stock or may create the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, ETRN common stock.

ETRN may further reduce the amount of the cash dividend that it pays on ETRN common stock or may not pay any cash dividends at all to its shareholders. ETRN’s ability to declare and pay cash dividends to its shareholders, if any, in the future will depend on various factors, many of which are beyond ETRN’s control.

ETRN is not required to declare dividends of its available cash to its common shareholders. In addition, as described below, ETRN will be prohibited from paying any dividends to the ETRN shareholders until it pays dividends on the ETRN Preferred Shares. On April 27, 2020, ETRN announced a quarterly dividend of $0.15 per share for the first quarter 2020, a 67% decrease from ETRN’s fourth quarter 2019 quarterly dividend. The ETRN Board may further reduce the amount of the cash dividend that it pays on ETRN common stock or may decide not to declare any dividends in the future. Any payment of future dividends will be at the sole discretion of the ETRN Board and will depend upon many factors, including the financial condition, earnings, liquidity and capital requirements of ETRN’s operating subsidiaries, covenants associated with certain debt obligations, legal requirements, leverage, regulatory constraints and other factors deemed relevant by the ETRN Board.

As part of the Merger and the related Preferred Restructuring, EQM has agreed to redeem $600.0 million aggregate principal amount of EQM’s issued and outstanding Series A Preferred Units for cash at 101% of the Series A Preferred Unit Purchase Price plus any accrued and unpaid distribution amounts and partial period distribution amounts and, after giving effect to such redemption, ETRN has agreed to issue 2.44 ETRN Preferred Shares in exchange for each remaining Series A Preferred Unit.

In April 2019, EQM sold an aggregate of 24,605,291 Series A Preferred Units to the Investors and certain of their affiliates in a private placement for a cash purchase price of $48.77 per Series A Preferred Unit (the “Series A Preferred Unit Purchase Price”).

Under the EQM Partnership Agreement, the Investors are entitled to make certain elections as to treatment of their Series A Preferred Units in respect of certain change of control events of EQM. In lieu of making an election, and in satisfaction of the Investors’ rights under the EQM Partnership Agreement upon a change of control of EQM, the holders of the Series A Preferred Units and ETRN have agreed that, at the Effective Time, (i) EQM will redeem $600.0 million aggregate principal amount of EQM’s issued and outstanding Series A Preferred Units for cash at 101% of the Series A Preferred Unit Purchase Price plus any accrued and unpaid distribution amounts and partial period distribution amounts, and (ii) after giving effect to such redemption, ETRN will create and issue 2.44 new ETRN Preferred Shares in exchange for each remaining Series A Preferred Unit.

At the time of issuance, the ETRN Preferred Shares will have the following rights and preferences:

•

The ETRN Preferred Shares are a new class of security that will rank pari passu with any other outstanding class or series of preferred stock of ETRN and senior to all shares of ETRN common stock with respect to dividend rights and rights upon liquidation.

•

The ETRN Preferred Shares will vote on an as-converted basis with ETRN common stock and will have certain other class voting rights with respect to any amendment to ETRN’s Certificate of Designations relating to the ETRN Preferred Shares, the form of which is attached as an exhibit to the Preferred Restructuring Agreement, a copy of which is attached as Annex B to this joint proxy statement/prospectus (the “Certificate of Designations”), or the Amended and Restated Articles of Incorporation of Equitrans Midstream Corporation (the “ETRN Articles”) that would be adverse (other than in a de minimis manner) to any of the rights, preferences or privileges of the ETRN Preferred Shares.

•

The holders of the ETRN Preferred Shares will receive cumulative quarterly dividends at a rate per annum of 9.75% for each quarter ending on or before March 31, 2024, and thereafter the quarterly dividends at a rate per annum equal to the sum of (i) three-month LIBOR as of a LIBOR Determination Date (as defined in the Certificate of Designations) in respect of the applicable quarter and (ii) 8.15%; provided that the rate per annum in respect of periods after March 31, 2024 shall not be less than 10.50%.

The unaudited pro forma financial statements included in this joint proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined entity’s financial condition or results of operations following the Merger.

The unaudited pro forma financial statements contained in this joint proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of the financial condition or results of operations of the combined entity following the Merger for several reasons. The actual financial condition and results of operations of the combined entity following the Merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the financial condition or results of operations of the combined entity following the Merger. Any potential decline in the financial condition or results of operations of the combined entity may cause significant variations in the price of ETRN common stock after completion of the Merger. See “Unaudited Pro Forma Consolidated Financial Statements.”

The outbreak of COVID-19 (or any future pandemic), and related declines in economic output and associated demand for natural gas, could harm the business, results of operations and financial condition of each of ETRN and EQM.

In December 2019, COVID-19 was reported in China, and, in January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. COVID-19 has since spread to additional countries including the United States, causing significant business, employment and economic disruptions. Measures adopted by governments to help reduce the spread of the virus have adversely affected the economic and financial markets in the United States and many other countries, resulting in an economic downturn of unknown duration and severity.

Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 outbreak (or any other outbreak) on the domestic economy, the natural gas industry, or ETRN or EQM, however, ETRN’s and EQM’s business, results of operations and financial condition could be negatively affected in numerous ways, including, without limitation, that:

•

EQM’s customers may be adversely affected if the outbreak results in an economic downturn or recession and/or causes declines in the price of, demand for and production of natural gas or prevents such customers (particularly EQM’s largest customer) from conducting, or curtails their ability to conduct, field operations and continue natural gas production, which could reduce demand for EQM’s services, negatively affect throughput on EQM’s systems or heighten EQM’s exposure to risk of loss resulting from the nonpayment and/or nonperformance of its customers;

•

ETRN’s and EQM’s operations may be disrupted or become less efficient, including if extended and company-wide telecommuting presents increased technology and security risks, if a significant portion of their employees or contractors are unavailable due to illness, if their suppliers are similarly adversely affected or if EQM’s field operations, including in respect of projects in development, were to be suspended or temporarily shut down or restricted due to outbreak control measures;

•

legal and regulatory processes relating to EQM’s projects in development, including the MVP project, may be disrupted or slowed, such as if relevant governmental authorities suffer reduced workforce availability due to the virus; and

•

resultant disruption to, and instability in, financial and credit markets may adversely affect ETRN’s and EQM’s access to capital, leverage and liquidity levels and credit ratings, as well as EQM’s counterparties’ access to capital, business continuity, financial stability, leverage and liquidity levels and credit ratings (which could heighten counterparty credit risk to which EQM is exposed in the ordinary course of its business).

Additionally, the ETRN shareholder and EQM limited partner votes in respect of the Merger could be delayed, and the ability of the post-Merger consolidated company to realize benefits from the Merger may be adversely affected by the COVID-19 outbreak (including as a result of the occurrence of any of the above-described factors).

Although ETRN and EQM believe that they are following best practices under COVID-19 guidance and intend to continue to refine their practices as additional guidance is released, there is no guarantee that efforts by ETRN and EQM or any other entity or authority to mitigate potential adverse impacts of the COVID-19 outbreak, whether on a local, state or national level, will be effective.

Each of ETRN and EQM also may incur additional costs to further attempt to mitigate potential impacts caused by COVID-19 related disruptions, which could adversely affect their financial condition and results of operations. Further, the COVID-19 pandemic may have the effect of heightening many of the other risks set forth in Item 1A., “Risk Factors” in ETRN’s and EQM’s respective Annual Reports on Form 10-K for the year ended

December 31, 2019, as may be updated by risk factor disclosure in ETRN’s and EQM’s Quarterly Reports on Form 10-Q for subsequent periods. The extent of the impact of COVID-19 on ETRN and EQM will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19, duration of the outbreak and related economic effects and after effects (including on the natural gas industry), and actions taken to contain COVID-19 or its impact, among others.

Tax Risks Related to the Merger and the Ownership of ETRN Common Stock Received in the Merger

In addition to reading the following risk factors, you are urged to read “United States Federal Income Tax Consequences” for a more complete discussion of the expected U.S. federal income tax consequences of the Merger and of owning and disposing of ETRN common stock received in the Merger.

The Merger will be a taxable transaction to EQM common unitholders and the resulting tax liability of an EQM common unitholder will depend on the unitholder’s particular situation. The tax liability of an EQM common unitholder as a result of the Merger could be more than expected.

Unaffiliated Partnership Unitholders will receive ETRN common stock in exchange for their EQM common units. Although EQM common unitholders will receive no cash consideration, the Merger will be treated as a taxable sale by U.S. Holders (as defined in “United States Federal Income Tax Consequences”) of EQM common units for U.S. federal income tax purposes. As a result of the Merger, an EQM common unitholder that is a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between such unitholder’s amount realized and the unitholder’s adjusted tax basis in its EQM common units. The amount of gain or loss recognized by such a U.S. Holder in the Merger will vary depending on such U.S. Holder’s particular situation, including the value of the shares of ETRN common stock received and the adjusted tax basis of the EQM common units exchanged by such U.S. Holder in the Merger, and the amount of any suspended passive losses that may be available to a particular U.S. Holder to offset a portion of the gain recognized by it.

Because the value of any ETRN common stock received in the Merger will not be known until the effective time of the Merger, an EQM common unitholder that is a U.S. Holder will not be able to determine its amount realized, and therefore its taxable gain or loss, until such time. In addition, because prior distributions in excess of a U.S. Holder’s allocable share of EQM’s net taxable income decrease the U.S. Holder’s tax basis in its common units, the amount, if any, of the prior excess distributions with respect to such EQM common units will, in effect, become taxable income to a unitholder that is a U.S. Holder if the aggregate value of the consideration received in the Merger is greater than the U.S. Holder’s adjusted tax basis in its common units, even if the aggregate value of the consideration received in the Merger is less than the U.S. Holder’s original cost basis in its common units. Furthermore, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or loss to the extent attributable to “unrealized receivables,” including depreciation recapture, or to “inventory items” owned by EQM and its subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

DISCLOSURES INCLUDED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 21E OF THE EXCHANGE ACT AND SECTION 27A OF THE SECURITIES ACT. STATEMENTS THAT DO NOT RELATE STRICTLY TO HISTORICAL OR CURRENT FACTS ARE FORWARD-LOOKING AND USUALLY IDENTIFIED BY THE USE OF WORDS SUCH AS “ANTICIPATE,” “ESTIMATE,” “EXPECT,” “PROJECT,” “INTEND,” “PLAN,” “BELIEVE,” “SHOULD,” “GOAL,” “FORECAST,” “APPROXIMATE,” “GUIDANCE,” “COULD,” “WOULD,” “WILL,” “MAY,” “CONTINUE,” “MIGHT,” “POTENTIAL,” “SCHEDULED” AND OTHER WORDS OF SIMILAR MEANING. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, FORWARD-LOOKING STATEMENTS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS RELATE TO THE EXPECTATIONS OF PLANS, STRATEGIES, OBJECTIVES AND GROWTH AND ANTICIPATED FINANCIAL AND OPERATIONAL PERFORMANCE OF ETRN AND EQM, INCLUDING:

•	guidance regarding EQM’s gathering, transmission and storage and water service revenue and volume growth, including the anticipated effects associated with the EQT Global GGA;

•	projected revenue (including from firm reservation fees) and expenses, and the effect on projected revenue associated with the EQT Global GGA and the MVP project;

•	the weighted average contract life of gathering, transmission and storage contracts;

•	infrastructure programs (including the timing, cost, capacity and sources of funding with respect to gathering, transmission and storage and water expansion projects);

•	the cost, capacity, timing of regulatory approvals, final design and targeted in-service dates of current projects;

•	the ultimate terms, partners and structure of Mountain Valley Pipeline, LLC (the “MVP joint venture”) and ownership interests therein;

•	expansion projects in EQM’s operating areas and in areas that would provide access to new markets;

•	EQM’s ability to provide produced water handling services and realize expansion opportunities and related capital avoidance;

•

ETRN’s and EQM’s ability to identify and complete acquisitions and other strategic transactions, including the Merger and joint ventures, effectively integrate transactions into ETRN’s and EQM’s operations and achieve synergies, system optionality and accretion associated with transactions, including through increased scale;

•

EQM’s ability to access commercial opportunities and new customers for its water services business, and the timing and final terms of any definitive water services agreement between EQT and EQM (a “Water Services Agreement”) entered into pursuant to the terms of that certain letter agreement, dated as of February 26, 2020 (the “Water Services Letter Agreement”), between EQM and EQT relating to water services;

•

any further credit rating impacts associated with the MVP project, customer credit ratings changes, including EQT’s, and defaults, acquisitions and financings and any further changes in EQM’s credit ratings;

•	the timing and amount of future issuances or repurchases of securities, including in connection with the Merger;

•	the effects of conversion of EQM securities into Merger Consideration or ETRN Preferred Shares, as applicable, in connection with the Merger;

•	the effects of seasonality;

•

expected cash flows and MVCs, including those associated with the EQT Global GGA and any Water Services Agreement between EQT and EQM, and the potential impacts thereon of the timing of the MVP project;

•	capital commitments;

•

projected capital contributions and capital and operating expenditures, including the amount and timing of reimbursable capital expenditures, capital budget and sources of funds for capital expenditures;

•	dividend and distribution amounts, timing and rates;

•	the effect and outcome of pending and future litigation and regulatory proceedings;

•	changes in commodity prices and the effect of commodity prices on EQM’s business;

•	liquidity and financing requirements, including sources and availability;

•	interest rates;

•	ETRN’s, EQM’s and EQM’s subsidiaries’ respective abilities to service debt under, and comply with the covenants contained in, their respective credit agreements;

•	expectations regarding production volumes in EQM’s areas of operations;

•	ETRN’s and EQM’s abilities to achieve the anticipated benefits associated with the execution of the EQT Global GGA, the Water Services Letter Agreement, the Merger Agreement and related agreements;

•

the impact on ETRN, EQM and their respective subsidiaries of the COVID-19 pandemic, including, among other things, effects on demand for natural gas and EQM’s services, commodity prices and access to capital;

•	the effects of government regulation; and

•	tax status and position.

The forward-looking statements included or incorporated by reference in this joint proxy statement/prospectus involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. ETRN and EQM have based these forward-looking statements on their respective management’s current expectations and assumptions about future events. While ETRN and EQM consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and are beyond ETRN’s or EQM’s control. These factors could cause actual results to differ materially from those expressed in any of ETRN’s or EQM’s forward-looking statements and could also have material adverse effects on ETRN’s or EQM’s future results. The risks and uncertainties that may affect the operations, performance and results of ETRN’s and EQM’s businesses and forward-looking statements include, but are not limited to, those set forth under the section entitled “Risk Factors” in this joint proxy statement/prospectus and the following risks:

•	the ability to obtain the requisite approvals from the ETRN shareholders or the EQM limited partners relating to the ETRN stock issuance and the Merger, as applicable;

•	the risk that a condition to closing of the Merger may not be satisfied;

•	the timing for completion of the Merger;

•	the risk that cost savings and any other synergies from the Merger may not be fully realized or may take longer to realize than expected;

•	the possible diversion of management time on issues related to the Merger;

•	the impact and outcome of pending and future litigation, including litigation relating to the Merger; and

•	the risk factors listed in ETRN’s and EQM’s other filings made with the SEC that are incorporated by reference into this joint proxy statement/prospectus.

Any forward-looking statement speaks only as of the date on which such statement is made and neither ETRN nor EQM intends to correct or update any forward-looking statement, unless required by securities law, whether as a result of new information, future events or otherwise.

Management of ETRN believes the assumptions underlying the consolidated financial statements incorporated by reference herein and in the section entitled “Unaudited Pro Forma Consolidated Financial Statements” and the financial information included in the sections entitled “Selected Historical Consolidated Financial Data of ETRN,” and “Selected Unaudited Pro Forma Consolidated Financial Information” are reasonable; however, as organizational structure and strategic focus dictate expenses incurred, the financial statements may not include all expenses that would have been incurred had ETRN existed as a standalone, publicly traded company for the entirety of the five years ended December 31, 2019. Similarly, the financial statements may not reflect the results of operations, financial position and cash flows had ETRN existed as a standalone, publicly traded company for the entirety of the periods presented.

The ETRN Board also considered that the Exchange Ratio is fixed and will not adjust upward or downward to compensate for changes in the price of either shares of ETRN common stock or EQM common units prior to the consummation of the Merger, and the terms of the Merger Agreement do not include termination rights triggered expressly by a decrease in value of either party as a result of a decline in the market price of that party’s common equity. The ETRN Board determined that this structure was appropriate and the risk acceptable in view of the reciprocal nature of the fixed Exchange Ratio, the ETRN Board’s focus on the relative intrinsic values and financial performance of ETRN and EQM, and the inclusion in the Merger Agreement of other structural protections such as the ETRN Board’s ability to terminate the Merger Agreement in certain circumstances and receive a termination fee or expense reimbursement.

As part of the overall mix of information it considered, the ETRN Board also considered the following factors, none of which individually was determinative of the ETRN Board’s decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the ETRN stock issuance, and its recommendation that the ETRN shareholders approve the ETRN stock issuance, but all of which, taken together, were viewed as generally supporting the Merger:

•	ETRN’s knowledge and understanding of EQM as a result of ETRN’s ownership interest in EQM and the General Partner;

•	the expected operational, earnings, cash flow and balance sheet impact of the Merger and the related transactions;

•	the relative financial performance, risks and prospects of ETRN and EQM;

•	the historical and then-current stock and unit price information of ETRN and EQM; and

•

the interests that certain ETRN executive officers and directors may have with respect to the Merger in addition to their interests as ETRN shareholders. See “The Merger—Interests of Certain Persons in the Merger” beginning on page 88 for further information.

The ETRN Board concluded that, overall, the potential benefits of the Merger to ETRN and its shareholders outweighed the risks.

The ETRN Board realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above. This explanation of the ETRN Board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Recommendation of the EQM Conflicts Committee and the EQM Board and Their Reasons for the Merger

The EQM Conflicts Committee consists of two directors: Lara E. Washington and Michael A. Bryson. Each of Ms. Washington and Mr. Bryson satisfy the requirements to serve on the “Conflicts Committee” as such term is defined in the EQM Partnership Agreement. According to the EQM Partnership Agreement, the “Conflicts Committee” is a committee of the EQM Board composed of two or more directors who are not (a) officers or employees of the General Partner, (b) officers, directors or employees of any affiliate of the General Partner, other than EQM and its subsidiaries, or (c) holders of any ownership interest in the General Partner or its affiliates, other than (i) EQM common units and (ii) awards that are granted to such director in his capacity as a director under any long-term incentive plan, equity compensation plan or similar plan implemented by the General Partner or EQM. The directors serving on the EQM Conflicts Committee must also meet the independence standards for directors who serve on an audit committee of a board of directors established by the Exchange Act and the rules and regulations of the SEC promulgated thereunder and by the national securities exchange on which the EQM common units are listed or admitted to trading.

The EQM Board authorized the EQM Conflicts Committee to (i) review and evaluate any potential conflicts arising in connection with the Merger and any other arrangements or agreements related to the Merger (“related arrangements”), (ii) review and evaluate the terms and conditions of the Merger and any related arrangements on behalf of EQM, its subsidiaries and the EQM common unitholders (other than ETRN and its affiliates), (iii) negotiate on behalf of EQM, its subsidiaries and the EQM common unitholders (other than ETRN and its affiliates) the terms and conditions of the Merger and related arrangements, (iv) determine whether the Merger and related arrangements are in the best interests of EQM and its subsidiaries and the EQM common unitholders (other than ETRN and its affiliates), and (v) determine whether to approve, and whether to recommend that the EQM Board approve (including that the EQM Board recommend approval of the Merger by the EQM limited partners) or not approve, the Merger and related arrangements.

Unaudited Projected Financial Information

ETRN and EQM do not as a matter of course make public projections as part of their standard forecasting process relating to earnings or other results. However, management of ETRN and EQM routinely prepare prospective financial information. In connection with the Merger, ETRN management and EQM management prepared and provided to the ETRN Board and the EQM Conflicts Committee certain internal projections (the “Projections”) regarding the future financial performance of ETRN, EQM and pro forma ETRN with respect to 2020 through 2023. The Projections were used by the ETRN Board and the EQM Conflicts Committee for the purpose of evaluating the Merger. ETRN management also provided the Projections to Guggenheim Securities and Evercore for their use and reliance in connection with their respective financial analyses and opinions described in the sections entitled “—Opinion of the Financial Advisor to ETRN” and “—Opinion of the Financial Advisor to EQM Conflicts Committee.”

A summary of the Projections is included below to give ETRN shareholders and EQM limited partners access to certain unaudited projections that were made available to the ETRN Board, the EQM Conflicts Committee and ETRN’s and the EQM Conflicts Committee’s respective advisors in connection with the Merger.

ETRN and EQM each caution you that uncertainties are inherent in projections of any kind. None of ETRN, EQM or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation or can give any assurance to any ETRN shareholder or EQM limited partner regarding the ultimate performance of ETRN, EQM or pro forma ETRN compared to the summarized information set forth below or that any projected results will be achieved.

The inclusion of the following Projections in this joint proxy statement/prospectus should not be regarded as an indication that ETRN, EQM or their respective advisors or other representatives considered or consider the Projections to be necessarily indicative of actual future performance or events, and the Projections set forth below should not be relied upon as such. Accordingly, ETRN shareholders and EQM limited partners are cautioned not to place undue reliance on the Projections. See “Risk Factors—Financial projections relating to the combined company after the Merger may not be achieved.”

The accompanying prospective financial information was not prepared with a view toward public disclosure or toward compliance with the published guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. In the view of ETRN management and EQM management, the Projections were prepared on a reasonable basis, reflected the best available estimates and judgments based on the facts and circumstances existing at the time such projections were prepared, and presented, to the best of ETRN management’s and EQM management’s knowledge and belief, the expected course of action and the expected future financial performance of ETRN and EQM, as applicable.

The Projections included in this joint proxy statement/prospectus have been prepared by, and are the responsibility of, ETRN management and EQM management. Neither Ernst & Young, LLP (“EY”), nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information. The EY reports incorporated by reference into this joint proxy statement/prospectus relate to historical financial information of ETRN and EQM, respectively.

While presented with numerical specificity, the Projections described below reflect numerous estimates and assumptions made by ETRN management and EQM management with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to each of ETRN’s and EQM’s businesses, all of which are difficult to predict and many of which are beyond ETRN’s and EQM’s control. In developing the Projections, ETRN management and EQM management made numerous material assumptions, with respect to ETRN, EQM and the combined company for the periods covered by such Projections, including:

•	global demand and prices for natural gas;

•	the production of natural gas in the United States;

•	producer volumes, credit risk, contractual fees, and rates on EQM’s assets;

•	required operating expenses;

•	organic growth opportunities and projected volume growth and the amounts and timing of related costs and potential economic returns;

ETRN and EQM Pre-Transaction Public Market Trading Snapshot

Guggenheim Securities reviewed certain then-prevailing pre-transaction public market trading metrics for each ETRN and EQM as of February 25, 2020 (the last trading day prior to the execution of the Merger Agreement) as indicated in the table below:

ETRN and EQM Pre-Transaction Public Market Trading Snapshot

	ETRN(1)		EQM
Share/Unit Price as of February 25, 2020	$9.00		$21.93

Premium/(Discount) to Market Price as of February 25, 2020 to:
Premium/(Discount) to 52-Week High Price	(59.2%	)	(53.6%	)
Premium/(Discount) to 52-Week Low Price	3.4		2.8
Premium/(Discount) to 20-Day VWAP	(5.9)		(3.2)

Equity Value ($ millions)(2)	$2,068		$4,550

Enterprise Value ($ millions)	$6,530		$11,083

Enterprise Value / EBITDA:
2020E	8.1x		8.0x
2021E	7.3		7.3

Price / Distributable Cash Flow:
2020E	4.1x		4.5x
2021E	3.8		4.3

Distribution / Dividend Yield:
Then-Current as of February 25, 2020	6.7%		7.1%
2020E	6.7		7.1

(1)

ETRN status quo, in the case of Enterprise Value, Enterprise Value / EBITDA and Price / Distributable Cash Flow calculated based on ETRN’s proportional share of EQM’s applicable metric (as set forth in the definitions of “Enterprise Value,” “EBITDA” and “Distributable Cash Flow” above).

(2)	Reflects ETRN’s share count pro forma for the share repurchase from EQT contemplated by the Related Transactions.

Given that shares of ETRN common stock and EQM common units reflect a financial interest in the same underlying businesses and assets, Guggenheim Securities observed that, as expected, shares of ETRN common stock and EQM common units were trading relatively in tandem on a pre-transaction basis and generally had done so historically as well.

Historical Pre-Transaction Trading Market Exchange Ratio Analysis

Guggenheim Securities compared the Exchange Ratio of 2.440 and the historical pre-transaction trading market exchange ratios during various timeframes to the then-prevailing pre-transaction spot trading market exchange ratio of 2.437 as of February 25, 2020 (the last trading day prior to the execution of the Merger Agreement) as indicated in the table below:

Exchange Ratio and Historical Pre-Transaction Trading Market Exchange Ratio vs

Then-Prevailing Pre-Transaction Spot Trading Market Exchange Ratio as of February 25, 2020

Exchange Ratio	2.440

Then-Prevailing Pre-Transaction Spot Trading Market Exchange Ratio as of February 25, 2020	2.437

	Exchange Ratio (EQM Common Units/ ETRN Common Stock)	Premium/ (Discount) to Then-Prevailing Pre-Transaction Spot Trading Market Exchange Ratio as of February 25, 2020
Exchange Ratio	2.440	0.1%

Then-Prevailing Pre-Transaction Spot Trading Market Exchange Ratio as of February 25, 2020	2.437	0.0

Historical Pre-Transaction Trading Market Exchange Ratios:
Past 20-Day VWAP	2.370	(2.7)
Average During or Since:
Past 5 Trading Days	2.379	(2.4)
Past 10 Trading Days	2.409	(1.1)
Past 20 Trading Days	2.380	(2.3)
Past 60 Trading Days	2.307	(5.3)
Past 120 Trading Days	2.281	(6.4)
Past Year	2.242	(8.0)
Since IDR Simplification as of February 14, 2019	2.241	(8.0)
Since ETRN Spin-Off as of November 13, 2018	2.231	(8.5)

Given that shares of ETRN common stock and EQM common units reflect a financial interest in the same underlying businesses and assets, Guggenheim Securities observed that, as expected, shares of ETRN common stock and EQM common units were trading relatively in tandem as of February 25, 2020 on a pre-transaction basis and generally had done so historically as well and, accordingly, the historical pre-transaction trading market exchange ratio had remained within ± 4% of the mean in 74% of the observations.

Importantly in light of the foregoing, Guggenheim Securities noted that the Exchange Ratio of 2.440 essentially reflected an “at market” exchange ratio based on the then-prevailing pre-transaction spot trading market exchange ratio of 2.437 as of February 25, 2020.

Precedent Simplification/Roll-Up Transaction Analysis

Using publicly available information, Guggenheim Securities reviewed and analyzed selected precedent simplification/roll-up transactions since January 1, 2015 involving North American publicly traded MLPs in the midstream energy sector. Guggenheim Securities categorized such simplification/roll-up transactions into five tiers based on their comparability to the Merger, taking into account (i) certain business characteristics associated with the parent company (i.e., pure-play versus diversified) and the U.S. Federal tax structure of the parent company (i.e., C-corp versus MLP), (ii) the transaction consideration mix (i.e., all equity, equity and cash, or all cash), (iii) the transaction-related tax structure (i.e., target MLP unitholder-level taxable versus non-taxable transaction) and (iv) the availability (or lack thereof) to the parent company of a corporate-level tax basis step-up in the publicly traded affiliated MLP’s underlying assets as a result of the transaction:

•

Tier 1 | Pure-Play C-corp/MLP All-Equity Simplification/Roll-Up Transactions — Combination between a pure-play C-corp parent company (or any entity that has elected to be taxed as a C-corp) and its publicly traded affiliated MLP in an all-equity transaction (generally structured as a target MLP unitholder-level taxable transaction with a corporate-level tax basis step-up to the parent company). Guggenheim Securities considered these Tier 1 precedent simplification/roll-up transactions to be most comparable to the Merger.

•

Tier 2 | Pure-Play MLP/MLP All-Equity Simplification/Roll-Up Transactions — Combination between a pure-play MLP parent company and its publicly traded affiliated MLP combined in an all-units transaction (generally structured as a target MLP unitholder-level non-taxable transaction with no corporate-level tax basis step-up to the parent company).

•

Tier 3 | Other All-Equity Simplification/Roll-Up Transactions — Other all-equity simplification/roll-up transactions wherein the parent company was diversified and had significant additional businesses and assets in addition to the interest in its affiliated publicly traded MLP (with all such transactions happening to be target MLP unitholder-level taxable transactions with a corporate-level tax basis step-up to the parent company).

•	Tier 4 | Mixed-Consideration (i.e., Equity and Cash) Simplification/Roll-Up Transactions.

•	Tier 5 | All-Cash Simplification/Roll-Up Transactions.

More specifically, Guggenheim Securities reviewed and analyzed the following 27 precedent simplification/roll-up transactions in the North American midstream energy sector:

Entire Universe of Selected Precedent Simplification/Roll-Up

Transactions Reviewed and Analyzed by Guggenheim Securities

Date Announced	Parent Company	Affiliated MLP

Tier 1
10/22/18	Enlink Midstream, LLC	Enlink Midstream Partners, LP
5/17/18	The Williams Cos., Inc.	Williams Partners L.P.
3/27/18	Tallgrass Energy GP, LP	Tallgrass Energy Partners, LP
2/1/17	ONEOK, Inc.	ONEOK Partners LP
11/3/15	Targa Resources Corp.	Targa Resources Partners LP

Tier 2
11/8/18	Western Gas Equity Partners, LP	Western Gas Partners, LP
8/1/18	Energy Transfer Equity, L.P.	Energy Transfer Partners, L.P.
2/8/18	NuStar Energy L.P.	NuStar GP Holdings, LLC
5/6/15	Crestwood Equity Partners LP	Crestwood Midstream Partners LP

Tier 3
9/19/18	Dominion Energy, Inc.	Dominion Energy Midstream Partners, LP
5/17/18	Enbridge Inc.	Spectra Energy Partners, LP
5/17/18	Enbridge Inc.	Enbridge Energy Partners, L.P.
1/2/18	Archrock, Inc.	Archrock Partners, L.P.
5/31/16	SemGroup Corporation	Rose Rock Midstream, L.P.

Date Announced	Parent Company	Affiliated MLP

Tier 4
4/2/19	UGI Corporation	AmeriGas Partners L.P.
10/9/18	Antero Midstream GP LP	Antero Midstream Partners LP

Tier 5
8/27/19	Blackstone Infrastructure Partners	Tallgrass Energy, LP
11/30/18	ETRN	EQGP Holdings, LP
10/18/18	Valero Energy Corporation	Valero Energy Partners LP
9/28/18	ArcLight Energy Partners Fund V, L.P.	American Midstream Partners, LP
7/10/18	ArcLight Energy Partners Fund, VI, L.P.	TransMontaigne Partners L.P.
8/29/17	Zenith Energy U.S., L.P.	Arc Logistics Partners LP
5/18/17	Energy Transfer Partners, L.P.	PennTex Midstream Partners, LP
4/4/17	World Point Terminals, Inc.	World Point Terminals, LP
3/2/17	VTTI B.V.	VTTI Energy Partners LP
1/27/17	Enbridge Inc.	Midcoast Energy Partners, L.P.
9/26/16	TransCanada Corporation	Columbia Pipeline Partners LP

In light of the all-equity nature of the Merger, Guggenheim Securities focused its review and analysis on 14 precedent simplification/roll-up transactions in the North American midstream energy sector that involved all-equity consideration (i.e., Tier 1 (five transactions), Tier 2 (four transactions) and Tier 3 (five transactions)). More specifically, Guggenheim Securities reviewed and analyzed certain key transaction-related financial metrics associated with the foregoing precedent simplification/roll-up transactions (including those summarized in the table below) and compared such financial metrics to those associated with the Merger:

Tier 1, Tier 2 and Tier 3 Precedent All-Equity Simplification/Roll-Up Transactions — Key Transaction-Related Financial Metrics

	Transaction-Implied Exchange Ratio Premium/(Discount) vs Unaffected Trading Market Exchange Ratio
	Spot Trading Market Exchange Ratio		Average Trading Market Exchange Ratio
	1 Day Prior	20 Days Prior	5-Day	20-Day
Tier 1
High	25.8%	31.3%	23.6%	25.6%
75th Percentile	22.1	24.7	19.3	22.2
Median	6.4	12.5	7.3	7.0
Mean	10.5	14.5	9.2	10.9
25th Percentile	0.9	5.3	0.1	1.6
Low	0.6	3.2	(0.9)	0.7

Tier 2
High	17.2%	18.2%	15.1%	13.8%
75th Percentile	15.7	16.5	14.2	13.7
Median	9.4	8.9	10.9	10.5
Mean	9.4	8.4	10.0	9.9
25th Percentile	3.2	(0.1)	5.0	5.6
Low	1.7	(2.2)	3.2	4.9

Tier 1, Tier 2 and Tier 3 Precedent All-Equity Simplification/Roll-Up Transactions — Key Transaction-Related Financial Metrics

	Transaction-Implied Exchange Ratio Premium/(Discount) vs Unaffected Trading Market Exchange Ratio
	Spot Trading Market Exchange Ratio		Average Trading Market Exchange Ratio
	1 Day Prior	20 Days Prior	5-Day	20-Day

Tier 3
High	23.4%	42.3%	25.0%	21.9%
75th Percentile	16.5	30.5	19.1	20.4
Median	8.5	11.5	11.1	5.5
Mean	8.5	15.5	10.9	10.8
25th Percentile	0.5	2.5	2.6	4.0
Low	0.0	2.3	2.2	2.7

ETRN/EQM Merger(1)	0.1%	1.7%	2.6%	2.5%

(1)

Based on the Exchange Ratio of 2.440 versus the then-prevailing pre-transaction (a) spot trading market exchange ratio of 2.437 as of February 25, 2020 (the last trading day prior to the execution of the Merger Agreement), (b) 20-day prior trading market exchange ratio of 2.399 as of such date, (c) 5-day average trading market exchange ratio of 2.379 as of such date and (d) 20-day average trading market exchange ratio of 2.380 as of such date.

Guggenheim Securities observed that the transaction-related exchange ratio premia associated with the Merger compared very favorably with the transaction-related exchange ratio premia associated with the Tier 1, Tier 2 and Tier 3 precedent simplification/roll-up transactions.

As mentioned previously, Guggenheim Securities considered the Tier 1 precedent simplification/roll-up transactions to be most comparable to the Merger and, accordingly, undertook more detailed analysis of such Tier 1 precedent simplification/roll-up transactions as summarized in the table below:

Tier 1 Precedent All-Equity Simplification/Roll-Up

Transactions — Key Transaction-Related Financial Metrics

		Transaction-Implied Exchange Ratio Premium/(Discount) vs Unaffected Spot Trading Market Exchange Ratio		Estimated Net Present Value Available to Parent Company of Corporate-Level Tax Basis Step-Up as a Percentage of Relevant Affiliated MLP’s Publicly Held Equity Value
Parent Company	Affiliated MLP	1 Day Prior	20-Day Average
EnLink Midstream LLC	Enlink Midstream Partners, LP	1.1%	2.5%	11.6%
The Williams Cos., Inc.	Williams Partners L.P.	6.4	7.0	17.2
Tallgrass Energy GP LP	Tallgrass Energy Partners, LP	0.6	0.7	NA
ONEOK, Inc.	ONEOK Partners LP	25.8	25.6	24.7
Targa Resources Corp.	Targa Resources Partners LP	18.4	18.9	13.2

ETRN/EQM Merger(1)		0.1%	2.5%	Not Material

(1)

Based on the Exchange Ratio of 2.440 versus the then-prevailing pre-transaction (a) spot trading market exchange ratio of 2.437 as of February 25, 2020 (the last trading day prior to the execution of the Merger Agreement) and (b) 20-day average trading market exchange ratio of 2.380 as of such date.

DCF-Based Approach. Guggenheim Securities analyzed the illustrative/hypothetical pro forma valuation impact of the Merger on the discounted cash flow valuation of ETRN status quo as summarized in the table below:

Illustrative/Hypothetical ETRN Value Accretion/ (Dilution) Analysis — DCF-Based Approach

	ETRN Status Quo Cost of Equity	Combined Company Cost of Equity	ETRN Status Quo DCF Value per Share	Combined Company DCF Value per Share	Illustrative/ Hypothetical Equity Value per Share Accretion/ (Dilution)
Low	16.0%	14.0%	$11.27	$12.26	8.8%

High	14.0	12.0	15.52	17.74	14.3

In connection with the foregoing analysis, Guggenheim Securities performed discounted cash flow analyses of ETRN status quo and the Combined Company based on projected Adjusted Distributable Cash Flows for ETRN status quo and the Combined Company, respectively, and an estimate of their respective terminal/continuing values at the end of the projection horizon.

In performing its discounted cash flow analysis with respect to ETRN status quo:

•

Guggenheim Securities utilized the financial projections from the quarter beginning on April 1, 2020 through the year ending December 31, 2023 for ETRN status quo as provided and approved for Guggenheim Securities’ use by ETRN management.

•	Guggenheim Securities used a discount rate range of 14.0% – 16.0% based on its estimate of the cost of equity for ETRN status quo.

•

In estimating the terminal/continuing value for ETRN status quo, Guggenheim Securities used a reference range of perpetual growth rates of the terminal year normalized Adjusted Distributable Cash Flow for ETRN status quo of 0.0% – 2.0%. The terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to the implied terminal year price/Distributable Cash Flow multiples for ETRN status quo.

In performing its discounted cash flow analysis with respect to the Combined Company:

•

Guggenheim Securities utilized the financial projections from the quarter beginning on April 1, 2020 through the year ending December 31, 2023 for the Combined Company as provided and approved for Guggenheim Securities’ use by ETRN management.

•	Guggenheim Securities used a discount rate range of 12.0% – 14.0% based on its estimate of the cost of equity for the Combined Company.

•

In estimating the terminal/continuing value for the Combined Company, Guggenheim Securities used a reference range of perpetual growth rates of the terminal year normalized Adjusted Distributable Cash Flow for the Combined Company of 0.0% – 2.0%. The terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to the implied terminal year price/Distributable Cash Flow multiples for the Combined Company.

Market-Based Approach. Guggenheim Securities analyzed the illustrative/hypothetical pro forma valuation impact of the Merger on ETRN’s pre-transaction stock price of $9.00 as of February 25, 2020 (the last trading day prior to the execution of the Merger Agreement) as summarized in the table below:

Illustrative/Hypothetical ETRN Value Accretion/(Dilution) Analysis — Market-Based Approach

	Assumed Combined Company Trading Multiple Ranges
	Enterprise Value / 2020E EBITDA		Price / 2020E Distributable Cash Flow
	8.5x	9.0x	5.0x	6.0x
Combined Company Illustrative/ Hypothetical Stock Price	$10.47	$12.05	$10.33	$12.39

Illustrative/Hypothetical Accretion/(Dilution) per Share of ETRN Common Stock(1)	16.3%	33.9%	14.8%	37.7%

Implied Breakeven Trading Multiple(2)	8.0x		4.4x

(1)

ETRN’s illustrative/hypothetical market-based value accretion/(dilution) analysis is measured relative to ETRN’s pre-transaction stock price of $9.00 as of February 25, 2020, which implied a price / 2020E Distributable Cash Flow multiple of 4.1x and an Enterprise Value / 2020E EBITDA multiple of 8.1x.

(2)	Represents the Combined Company’s trading multiple required to achieve the same equity value per share as ETRN’s pre-transaction stock price of $9.00 as of February 25, 2020.

In connection with the foregoing analysis, Guggenheim Securities noted that its assumed Combined Company trading multiple ranges were informed by its review and analysis of ETRN’s and EQM’s respective historical pre-transaction stock/unit price performance, historical and then-prevailing pre-transaction trading multiples and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things, various public market trading multiples for ETRN, EQM and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:

Combined Company — Selected Publicly Traded Companies Analysis

		Trading Enterprise Value / 2020E EBITDA		Trading Price / 2020E Distributable Cash Flow
G&P Partnerships
Western Midstream Partners, LP		7.4	x	4.3	x
DCP Midstream, LP		8.1		5.0
Enable Midstream Partners, LP		7.6		4.2
Crestwood Equity Partners LP		8.3		4.8
Noble Midstream Partners LP		6.9		4.5
CNX Midstream Partners LP		7.8		5.8

G&P C-Corps
Targa Resources Corp.		12.5	x	8.1	x
Hess Midstream LP		10.2		9.1
EnLink Midstream, LLC		7.6		2.8
Antero Midstream Corp.		5.8		3.1

Gas-Weighted Pipelines
The Williams Cos., Inc.		9.5	x	7.0	x
ONEOK, Inc.		13.4		12.7

Statistical Summary

G&P Partnerships:	Median	7.7	x	4.6	x
	Mean	7.7		4.8

G&P C-Corps:	Median	8.9	x	5.6	x
	Mean	9.0		5.8

Gas-Weighted Pipelines:	Median	11.5	x	9.9	x
	Mean	11.5		9.9

All C-Corps (Excluding EnLink and Antero):	Median	11.4	x	8.6	x
	Mean	11.4		9.2

ETRN Family — Pre-Transaction Trading Basis
ETRN		8.1	x	4.1	x
EQM		8.0		4.5

In connection with assessing the illustrative/hypothetical trading multiple reference range for the Combined Company, Guggenheim Securities noted that it had placed greater emphasis on the then-prevailing trading multiples of Williams Cos., Inc. and other entities taxed as C-corps (excluding EnLink Midstream LLC and Antero Midstream Corp.) and selected the following trading multiple reference range: (i) trading Enterprise

Value / forward EBITDA multiple range of 8.5x – 9.0x based on 2020E and (ii) trading price / forward Distributable Cash Flow multiple range of 5.0x – 6.0x based on 2020E.

Other Financial Reviews and Analyses Solely for Informational Reference Purposes

In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.

ETRN Common Stock Price and EQM Common Unit Price Pre-Transaction Trading Histories. Guggenheim Securities reviewed pre-transaction trading price histories of ETRN common stock and EQM common units over various timeframes:

•

Guggenheim Securities indicated that since the spin-off of ETRN on November 13, 2018 through February 25, 2020 (the last trading day prior to the execution of the Merger Agreement), shares of ETRN common stock and EQM common units generally had traded in a range of approximately $23.00 – $9.00 per share of ETRN common stock and $50.00 – $21.00 per EQM common unit, respectively.

•

Guggenheim Securities noted that volatility in commodity prices and midstream energy sector trading dynamics had resulted in significant downward pressure on the price of shares of ETRN common stock and EQM common units, particularly since the summer of 2019.

Wall Street Equity Research Pre-Transaction Price Targets. Guggenheim Securities reviewed selected Wall Street equity research pre-transaction price targets for each of shares of ETRN common stock and EQM common units as published prior to February 25, 2020 (the last trading day prior to the execution of the Merger Agreement). Guggenheim Securities noted that the Wall Street equity research consensus pre-transaction price targets for shares of ETRN common stock and EQM common units were $15.18 per share of ETRN common stock and $34.07 per EQM common unit, respectively. For comparison purposes, Guggenheim Securities noted that such Wall Street equity research consensus average price targets represented upside to the then-prevailing pre-transaction market prices of shares of ETRN common stock and EQM common units as of February 25, 2020 of 68.7% and 55.4%, respectively.

Pro Forma Merger Consequences Analysis. Guggenheim Securities analyzed the pro forma financial impact of the Merger on ETRN’s projected Distributable Cash Flow per share, dividend per share, coverage ratio and leverage ratio based on (i) the financial projections for ETRN status quo and the Combined Company and (ii) the Exchange Ratio of 2.440:

ETRN Pro Forma Merger Consequences Analysis

ETRN Accretion/(Dilution)	2020E	2021E	2022E	2023E
Distributable Cash Flow per Share	(5.5%)	(7.9%)	(9.0%)	(9.4%)
Dividend per Share	0.0	0.0	0.0	0.0

ETRN Increase/(Decrease)
Coverage Ratio	(0.2x)	(0.3x)	(0.4x)	(0.5x)
Leverage Ratio	(0.4)	(0.5)	(0.5)	(0.2)

Other Considerations

Except as described in the summary above, ETRN did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The Exchange Ratio was determined through negotiations between ETRN and EQM’s conflicts committee and was approved by the ETRN Board. The decision to enter into the Merger Agreement was solely that of the ETRN Board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the ETRN Board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the ETRN Board with respect to the fairness, from a financial point of view, of the Exchange Ratio to ETRN.

For each of the peer group partnerships, Evercore calculated the following trading multiples for the Gathering & Processing MLPs and FERC-Regulated Natural Gas Pipeline MLPs:

•

Enterprise Value/2020E EBITDA, which is defined as market value of equity, plus debt, preferred equity and minority interest, less cash (“Enterprise Value” or “EV”), divided by estimated EBITDA for the calendar year 2020 (as determined based on FactSet consensus).

•	Enterprise Value/2021E EBITDA, which is defined as Enterprise Value divided by estimated EBITDA for the calendar year 2021 (as determined based on FactSet consensus).

The mean and median trading multiples of the peer trading groups are set forth below.

Gathering & Processing MLPs	Mean	Median
EV/2020E EBITDA	8.0x	7.9x
EV/2021E EBITDA	7.4x	7.4x

FERC-Regulated Natural Gas Pipeline MLPs	Mean	Median
EV/2020E EBITDA	10.8x	10.8x
EV/2021E EBITDA	10.8x	10.8x

Based on its review of the peer groups and Evercore’s professional judgment, Evercore selected enterprise value multiple ranges of 8.0x to 9.0x to second quarter through fourth quarter 2020E annualized EBITDA and 7.5x to 8.5x to 2021E EBITDA.

Evercore applied the selected enterprise value multiple ranges to EQM’s projected second quarter through fourth quarter 2020E annualized EBITDA and 2021E EBITDA from the projections of the General Partner’s management (see “The Merger—Unaudited Projected Financial Information”) to determine a selected enterprise value range of $10.695 billion to $12.236 billion. In calculating EQM’s net debt, Evercore excluded the proportion of EQM’s revolver draw attributable to ETRN used to finance the Intercompany Note given that 100% of the Intercompany Note was captured as net debt at ETRN. After adjusting for projected net debt, preferred equity and minority interest as of April 1, 2020 and projected EQM common units outstanding and EQM Class B units as-converted as of April 1, 2020, Evercore determined an implied equity value per EQM common unit range of $15.35 per EQM common unit to $22.78 per EQM common unit.

Discounted Distribution Analysis

Evercore performed a discounted distribution analysis for EQM based on the projections provided by the General Partner’s management. Evercore based this analysis on (a) the sum of the present value of EQM’s projected distribution per EQM common unit on a stand-alone basis from the second quarter through the fourth quarter of 2020 through December 31, 2023 and (b) the present value of the terminal value determined as the quotient of EQM’s projected terminal distribution per EQM common unit and the projected terminal yield on EQM common units.

For this analysis, Evercore assumed a range of terminal yields from 9.0% to 12.0% based upon the distribution yield range at which EQM common units traded during the 52-week period prior to February 26, 2020 and also considering the projected distribution cut at EQM and a review of selected peers’ current and historical yield range. Evercore also assumed cost of equity discount rates for EQM of 8.75% to 9.75% (based on a capital asset pricing model (“CAPM”)) and 10.0% to 15.0% (based on total expected market return).

After giving effect to such discounting, this analysis resulted in a range of implied values per EQM common unit of $13.97 to $17.51 based on CAPM, and $12.12 to $16.88 based on total expected market return.

Evercore derived its ranges of discount rates and terminal yields based on, among other things, its professional judgment and experience, including its understanding of the size, relative profitability and expected growth of EQM and the selected peer partnerships to which Evercore compared EQM in the EQM Midstream Peer Group Trading Analysis and the multiples and discount rates of those peer partnerships. Evercore’s calculations reflect its review of the full range of discount rates and terminal yields implied by the comparable peer partnerships rather than the application of a mathematical mean or median.

Although the peer group was compared to ETRN for purposes of this analysis, no partnership or corporation used in the peer group analysis is identical or directly comparable to ETRN. In order to calculate peer group trading multiples, Evercore relied on publicly available filings with the SEC and equity research analyst estimates.

For each of the peer group partnerships, Evercore calculated the following trading multiples for the Gathering & Processing MLPs and FERC-Regulated Natural Gas Pipeline MLPs:

•	Enterprise Value/2020E EBITDA, which is defined as Enterprise Value, divided by estimated EBITDA for the calendar year 2020 (as determined based on FactSet consensus).

For each of the peer group C-corps, Evercore calculated the following trading multiples:

•	Enterprise Value/2020E EBITDA, which is defined as Enterprise Value, divided by estimated EBITDA for the calendar year 2020 (as determined based on FactSet consensus).

The mean and median trading multiples of the three peer trading groups are set forth below.

Gathering & Processing MLPs	Mean		Median
EV/2020E EBITDA	8.0	x	7.9	x

FERC-Regulated Natural Gas Pipeline MLPs	Mean		Median
EV/2020E EBITDA	10.8	x	10.8	x

U.S. Midstream C-Corps	Mean		Median
EV/2020E EBITDA	10.3	x	11.0	x

Based on its review of the peer groups and Evercore’s professional judgment, Evercore selected Enterprise Value multiple ranges of 8.5x to 9.5x to EQM’s second quarter through fourth quarter 2020 annualized EBITDA attributable to ETRN based on ETRN’s standalone limited partner ownership interest in EQM.

Evercore applied the relevant multiples to EQM’s second quarter through fourth quarter 2020 annualized EBITDA attributable to ETRN based on ETRN’s standalone limited partnership ownership interest in EQM from the projections of the General Partner’s management (see “The Merger—Unaudited Projected Financial Information”) and also performed a peer group trading analysis of ETRN based on the peer group trading analysis-implied price per EQM common unit including EQM Class B units on an as-converted basis to determine a selected ETRN Enterprise Value range of $1.908 billion to $7.679 billion. After adjusting for projected net debt, preferred equity and minority interest, as applicable, as of April 1, 2020 and projected ETRN common stock outstanding as of April 1, 2020, Evercore determined an implied equity value per share of ETRN common stock range of $4.98 per share of ETRN common stock to $10.52 per share of ETRN common stock.

Discounted Dividend Analysis

Evercore performed a discounted dividend analysis for ETRN based on the projections provided by ETRN’s management. Evercore based this analysis on (a) the sum of the present value of ETRN’s projected dividends per share of ETRN common stock on a stand-alone basis from the second quarter through the fourth quarter 2020 through December 31, 2023 and (b) the present value of the terminal value determined as the quotient of ETRN’s projected terminal dividend per share of ETRN common stock and the projected terminal yield on ETRN common stock.

For this analysis, Evercore assumed a range of terminal yields from 7.5% to 10.5% based upon the dividend yield range at which ETRN common stock traded during the 52-week period prior to February 26, 2020 and considering the projected dividend cut at ETRN and a review of selected peers and current and historical yield range. Evercore also assumed cost of equity discount rates for ETRN of 8.0% to 9.0% (based on CAPM) and 10.0% to 15.0% (based on total expected market return).

The Named Executive Officers will not become entitled to any compensation or benefits, including any accelerated vesting of their equity awards, upon or in connection with the consummation of the Merger.

Indemnification and Insurance

The Merger Agreement provides that from and after the effective time of the Merger, ETRN will, and will cause EQM (as the surviving entity of the Merger) to, indemnify and hold harmless against any reasonable cost or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities, penalties and amounts paid in settlement in connection with any actual or threatened legal proceeding, and provide advancement of expenses with respect to each of the foregoing to, any person who is now, or has been or becomes at any time prior to the effective time of the Merger, an officer, director or employee of ETRN, EQM, the General Partner or any of their respective subsidiaries, to the fullest extent permitted under applicable law.

In addition, ETRN and EQM (continuing as a wholly owned indirect subsidiary of ETRN) will honor the provisions regarding elimination of liability of officers and directors, indemnification of officers, directors and employees and advancement of expenses contained in the organizational documents of EQM and the General Partner immediately prior to the effective time of the Merger and ensure that the organizational documents of EQM and the General Partner or any of their respective successors or assigns, if applicable, will for a period of six years following the effective time of the Merger contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers and employees of EQM and the General Partner than are presently set forth in such organizational documents. In addition, EQM will maintain in effect for six years from the effective time of the Merger EQM’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the effective time of the Merger with respect to such indemnified persons, provided that in no event will EQM be required to expend more than an amount per year equal to 300% of current annual premiums paid by EQM for such insurance.

Directors and Executive Officers of ETRN After the Merger

The directors and executive officers of ETRN prior to the Merger are expected to continue as directors and executive officers of ETRN after the Merger.

Security Ownership of Certain Directors and Named Executive Officers of ETRN and the General Partner

The following table sets forth certain information with respect to the beneficial ownership of (i) EQM common units and (ii) ETRN common stock, in each case as of April 27, 2020, and held by:

•	each of the named executive officers and directors of ETRN and the General Partner;

•	all of the named executive officers and directors of ETRN as a group; and

•	all of the named executive officers and directors of the General Partner as a group.

None of the named executive officers or directors of ETRN or the General Partner beneficially own any Series A Preferred Units or EQM Class B units.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, ETRN and the General Partner believe that their respective directors and executive officers listed below have sole voting and investment power with respect to the shares or units beneficially owned by them, except to the extent this power may be shared with a spouse, based on information provided by such directors and executive officers to each of ETRN and the General Partner.

Unless indicated otherwise by footnote, the address of each person or entity named in the table is 2200 Energy Drive, Canonsburg, Pennsylvania 15317.

Name of Beneficial Owner	EQM common units(1)	Percentage of EQM common units(2)	Shares of ETRN common stock(3)	Percentage of shares of ETRN common stock(4)
Michael A. Bryson(5)	22,188	*	—	—
Kenneth M. Burke	6,239	*	69,025	*
Diana M. Charletta(6)	3,246	*	135,524	*
Robert J. Cooper	878	*	35,480	*
Thomas F. Karam(7)	—	—	802,859	*
Kirk R. Oliver(8)	—	—	58,594	*
Brian P. Pietrandrea(9)	1,178	*	8,658	*
Lara E. Washington	13,939	*	—	—
Robert F. Vagt	2,961	*	51,596	*
Vicky A. Bailey	1,000	*	44,310	*
Sarah M. Barpoulis	—	—	14,862	*
Patricia K. Collawn	—	—	8,440	*
Margaret K. Dorman	11,000	*	64,310	*
D. Mark Leland(10)	23,056	*	14,748	*
Norman J. Szydlowski	—	—	49,151	*
Stephen M. Moore	—	—	41,102	*
All ETRN directors and executive officers as a group	48,680	*	1,363,179	*
All General Partner directors and executive officers as a group	47,668	*	1,110,140	*

*	Represents less than 1 percent.
(1)

This column reflects the number of EQM common units held of record or owned through a bank, broker or other nominee. For Messrs. Bryson and Burke and Ms. Washington, this column also includes EQM phantom units, including accrued distributions, to be settled in EQM common units, in the following amounts: Mr. Bryson—18,013 EQM common units; Mr. Burke—6,239 EQM common units; and Ms. Washington—13,939 EQM common units.

(2)	The percentage of EQM common units beneficially owned is based on 200,457,630 EQM common units outstanding as of April 27, 2020.
(3)

This column reflects shares of ETRN common stock held of record or owned through a bank, broker or other nominee, including shares of ETRN common stock owned through ETRN’s 401(k) plan. For the directors on the ETRN Board, this column includes deferred stock units, including accrued dividends, to be settled in shares of ETRN common stock, and over which the directors have no voting or investment power prior to settlement, in the following amounts: Ms. Bailey—44,310 deferred stock units; Ms. Barpoulis—14,862 deferred stock units; Mr. Burke—44,310 deferred stock units; Ms. Collawn—8,440 deferred stock units; Ms. Dorman—44,310 deferred stock units; Mr. Karam—3,604 deferred stock units; Mr. Leland—14,621 deferred stock units; Mr. Szydlowski—32,452 deferred stock units; and Mr. Vagt—32,452 deferred stock units. For Mr. Szydlowski this column also includes 16,699 deferred stock units, including accrued dividends, that will be settled in shares of ETRN common stock in connection with the deferral of director fees, over which Mr. Szydlowski has sole investment but no voting power prior to settlement.

(4)	The percentage of shares of ETRN common stock owned is based on 230,133,830 shares of ETRN common stock outstanding as of April 27, 2020.
(5)	EQM common units beneficially owned includes 3,000 EQM common units that are held in Mrs. Bryson’s revocable trust.
(6)

EQM common units beneficially owned includes 1,000 EQM common units held by Ms. Charletta’s spouse, over which Ms. Charletta has shared voting and investment power. Shares of ETRN common stock beneficially owned includes 13,249 shares of ETRN common stock owned by Ms. Charletta’s spouse, of which 69 shares of ETRN common stock are held in his 401(k) plan account.

(7)	Shares of ETRN common stock beneficially owned includes 525,000 shares of ETRN common stock that are held in E.T. Associates, L.P., of which Mr. Karam shares voting and investment power.
(8)

Shares of ETRN common stock beneficially owned includes 18,650 shares of ETRN common stock that are held in a trust of which Mr. Oliver is a co-trustee and in which he shares voting and investment power.

(9)	EQM common units beneficially owned includes 152 EQM common units over which Mr. Pietrandrea has shared voting and investment power.
(10)	Shares of ETRN common stock beneficially owned includes 127 shares of ETRN common stock owned by Energy Income Partners, of which Mr. Leland has sole voting and shared investment power.

Security Ownership of Certain Beneficial Owners of ETRN

The following table sets forth certain information with respect to the beneficial ownership of ETRN shareholders known by ETRN to be the beneficial owner of more than 5% of the outstanding shares of ETRN common stock as of April 27, 2020 (except as noted in the footnotes below).

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities.

Name of Beneficial Owner	Shares of ETRN common stock	Percentage of shares of ETRN common stock(1)
Capital International Investors, division of Capital Research and Management Company(2)	31,207,042	13.6%
EQT Corporation(3)	25,299,751	11.0%
The Vanguard Group(4)	19,984,036	8.7%
BlackRock, Inc.(5)	19,282,874	8.4%
T Rowe Price Associates, Inc.(6)	16,026,282	7.0%

(1)	The percentage of shares of ETRN common stock beneficially owned is based on 230,133,830 shares of ETRN common stock outstanding as of April 27, 2020.
(2)

Information based on Schedule 13G/A filed with the SEC on February 14, 2020, reporting that Capital International Investors has sole voting power over 29,934,534 shares of ETRN common stock and sole dispositive power over 31,207,042 shares of ETRN common stock. The principal business address of Capital International Investors is 11100 Santa Monica Boulevard, 16th Floor, Los Angeles, California 90025.

(3)

Information based on Schedule 13G/A filed with the SEC on March 5, 2020 reporting that EQT has sole dispositive power over 25,299,751 shares of ETRN common stock. In connection with the Separation, EQT and ETRN entered into a registration rights agreement, pursuant to which EQT granted to ETRN a proxy to vote the shares of ETRN common stock owned by EQT immediately after the Separation in proportion to the votes cast by the other ETRN shareholders. As a result, EQT does not exercise voting power over any of the shares of ETRN common stock that it beneficially owns. The principal business address of EQT is 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.

(4)

Information based on Schedule 13G/A filed with the SEC on February 12, 2020, reporting that The Vanguard Group has sole voting power over 115,778 shares of ETRN common stock, shared voting power over 43,607 shares of ETRN common stock, sole dispositive power over 19,856,494 shares of ETRN common stock and shared dispositive power over 127,524 shares of ETRN common stock. The principal business address of The Vanguard Group is 100 Vanguard Blvd, Malvern, Pennsylvania 19355.

(5)

Information based on Schedule 13G filed with the SEC on February 5, 2020, reporting that BlackRock, Inc. has sole voting power over 18,201,866 shares of ETRN common stock, and sole dispositive power over 19,282,874 shares of ETRN common stock. The principal business address of BlackRock, Inc. is 55 East 52nd Street New York, NY 10055.

(6)

Information based on Schedule 13G/A filed with the SEC on February 14, 2020, reporting that T. Rowe Price Associates, Inc. has sole voting power over 6,038,268 shares of ETRN common stock and sole dispositive power over 15,999,638 shares of ETRN common stock. The principal business address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

Security Ownership of Certain Beneficial Owners of EQM

The following table sets forth certain information with respect to the beneficial ownership of (i) EQM common unitholders known by EQM to be the beneficial owner of more than 5% of the outstanding EQM common units, (ii) holders of EQM Class B units known by EQM to be the beneficial owner of more than 5% of the outstanding EQM Class B units or (iii) holders of Series A Preferred Units known by EQM to be the beneficial owner of more than 5% of the outstanding Series A Preferred Units, in each case as of April 27, 2020 (except as noted in the footnotes below).

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities.

Name of Beneficial Owner	EQM common units	Percentage of EQM common units(1)	EQM Class B units	Percentage of EQM Class B units(2)	Series A Preferred Units	Percentage of Series A Preferred Units(3)
Equitrans Midstream Corporation(4)	117,245,455	58.5%	7,000,000	100.0%	—	—
Tortoise Capital Advisors, L.L.C.(5)	11,608,884	5.8%	—	—	205,044	*
Invesco Ltd.(6)	10,203,752	5.1%	—	—	—	—
BlackRock, Inc.(7)	—	—	—	—	6,663,933	27.1%
GSO Equitable Finance LP(8)	—	—	—	—	6,151,323	25.0%
Magnetar Financial LLC(9)	—	—	—	—	5,895,018	24.0%
The Carlyle Group(10)	—	—	—	—	2,050,441	8.3%
NB Alternatives Advisers LLC(11)	—	—	—	—	2,050,441	8.3%
KA Fund Advisors, LLC(12)	—	—	—	—	1,230,264	5.0%

*	Represents less than 1 percent.
(1)	The percentage of EQM common units beneficially owned is based on 200,457,630 EQM common units outstanding as of April 27, 2020.
(2)	The percentage of EQM Class B units beneficially owned is based on 7,000,000 EQM Class B units outstanding as of April 27, 2020.
(3)	The percentage of Series A Preferred Units beneficially owned is based on 24,605,291 Series A Preferred Units outstanding as of April 27, 2020.
(4)

ETRN does not directly own any EQM common units. As of April 27, 2020, Equitrans Gathering Holdings, LLC, EQM GP Corporation and Equitrans Midstream Holdings, LLC, each a wholly-owned subsidiary of ETRN, held 89,505,616, 89,536 and 27,650,303 EQM common units, respectively. Additionally, Equitrans Gathering Holdings, LLC, EQM GP Corporation and Equitrans Midstream Holdings, LLC held 6,153,907, 6,155 and 839,938 EQM Class B units, respectively. As of April 27, 2020, ETRN owned, directly or indirectly, 117,245,455 EQM common units and 7,000,000 Class B units (collectively representing a 59.9% limited partner interest in EQM, excluding the Series A Preferred Units) and the entire non-economic general partner interest in EQM. The principal business address of ETRN is 2200 Energy Drive, Canonsburg, Pennsylvania 15317.

(5)

Information based on Schedule 13G/A filed with the SEC on February 14, 2020, reporting that Tortoise Capital Advisors, L.L.C. (“TCA”) has sole voting power over 625,324 EQM common units, shared voting power over 9,972,190 EQM common units, sole dispositive power over 625,324 EQM common units and shared dispositive power over 10,983,560 EQM common units. TCA acts as an investment adviser to certain investment companies registered under the Investment Company Act of 1940. TCA, by virtue of investment advisory agreement with these investment companies, has all investment and voting power over securities owned of record by these investment companies. However, despite their delegation of investment and voting power to TCA, these investment companies may be deemed to be the beneficial owners under Rule 13d-3 of the Act, of the securities they own of record because they have the right to acquire investment and voting power through termination of their investment advisory agreement with TCA. Thus, TCA has reported that it shares voting power and dispositive power over the securities owned of record by these investment companies. TCA also acts as an investment adviser to certain managed accounts. Under contractual agreements with these managed account clients, TCA, with respect to the securities held in these client accounts, has investment and voting power with respect to certain of these client accounts, and has investment power but no voting power with respect to certain other of these client accounts. TCA has reported that it shares voting and/or investment power over the securities held by these client managed accounts despite a delegation of voting and/or investment power to TCA because the clients have the right to acquire investment and voting power through termination of their agreements with TCA. The principal business address of TCA is 5100 W 115th Place, Leawood, Kansas 66211.

(6)

Information based on Schedule 13G filed with the SEC on February 13, 2020, reporting that Invesco Ltd. has sole voting power over 10,203,752 EQM common units and sole dispositive power over 10,135,201 EQM common units. Invesco Ltd., in its capacity as a parent holding company to its investment advisers, may be deemed to beneficially own 10,203,752 EQM common units which are held of record by clients of Invesco Ltd. The principal business address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, Georgia 30309.

(7)

Information provided to EQM by the EQM limited partner on April 27, 2020. The registered holders of the referenced Series A Preferred Units are funds and accounts under management by investment adviser subsidiaries of BlackRock, Inc. BlackRock, Inc. is the ultimate parent holding company of such investment adviser entities. On behalf of such investment adviser entities, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the Series A Preferred Units held by the funds and accounts which are the registered holders of the referenced Series A Preferred Units. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all Series A Preferred Units held by such funds and accounts. The address of such funds and accounts, such investment adviser subsidiaries and such portfolio managers and/or investment committee members is 55 East 52nd Street, New York, NY 10055. Interests shown include only the Series A Preferred Units that are beneficially held by BlackRock, Inc. and may not incorporate all EQM limited partner interests deemed to be beneficially held by BlackRock, Inc.
(8)

Information provided to EQM by the EQM limited partner on April 27, 2020. GSO Equitable Finance LP (the “GSO Entity”) directly holds the reported Series A Preferred Units shown above. GSO Equitable Finance Holdings LLC is the general partner of the GSO Entity. GSO Equitable Holdings LP is the managing member of GSO Equitable Finance Holdings LLC. GSO Equitable Holdings Associates LLC is the general partner of GSO Equitable Holdings LP. GSO Holdings I L.L.C. is the managing member of GSO Equitable Holdings Associates LLC. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by the GSO Entity. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. The Blackstone Group Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Class C common stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwartzman. Each of the foregoing entities and individuals disclaims beneficial ownership of the securities held directly by the GSO Entity (other than the GSO Entity to the extent of its direct holdings). The business address of the GSO Entity is c/o GSO Capital Partners LP, 345 Park Avenue, 31st Floor, New York, New York 10154.

(9)

Information provided to EQM by the EQM limited partner on April 27, 2020. Magnetar Capital Partners LP (or Magnetar Capital Partners) serves as the sole member of Magnetar Financial LLC. Supernova Management LLC (or Supernova Management) is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Alec N. Litowitz. Each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed the beneficial owner of the Series A Preferred Units shown above. The address of the principal business office of Magnetar Financial LLC is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(10)

Information provided to EQM by the EQM limited partner on April 27, 2020. The Carlyle Group has voting and dispositive power over the Series A Preferred Units. The address for the Carlyle Group is 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004.

(11)

Information provided to EQM by the EQM limited partner on April 27, 2020. NB Alternatives Advisers LLC holds the voting power for the reported Series A Preferred Units shown above. The business address of this limited partner is c/o NB Private Equity Credit Opportunities Holdings LP, 325 N Saint Paul Street Suite 4900, Dallas TX 75201.

(12)

Information provided to EQM by the EQM limited partner on April 27, 2020. KA Fund Advisors, LLC and Richard A. Kayne have shared voting and dispositive power over the Series A Preferred Units. The address for each of KA Fund Advisors, LLC and Richard A. Kayne is 1800 Avenue of the Stars, Third Floor, Los Angeles, CA 90067.

Litigation Relating to the Merger

On March 31, 2020, a purported EQM limited partner filed a lawsuit entitled Stein v. EQM Midstream Partners, LP, et al. in the United States District Court for the District of Delaware against EQM and the members of the EQM Board. On April 2, 2020, a purported class action lawsuit, entitled Smith v. EQM Midstream Partners, LP, et al., was filed in the United States District Court for the District of Delaware against EQM, the members of the EQM Board, ETRN, EQM LP, Merger Sub and the General Partner. On April 6, 2020, April 10, 2020 and April 22, 2020, three purported EQM limited partners filed lawsuits entitled McDunn v. EQM Midstream Partners, LP, et al., Hornick v. EQM Midstream Partners, LP, et al. and Bushansky vs. EQM Midstream Partners, LP, et. al. in the United States District Court for the Southern District of New York against EQM and the members of the EQM Board.

All five lawsuits allege that the joint proxy statement/prospectus filed by ETRN with the SEC on March 30, 2020 in connection with the proposed Merger omits material information with respect to the Merger, rendering the joint proxy statement/prospectus false and misleading in violation of Sections 14(a) and 20(a) of the Exchange Act. Each plaintiff seeks, among other things, injunctive relief until the defendants thereto disclose the alleged omitted material information.

ETRN and EQM each believe that the claims asserted in these lawsuits are without merit and intend to defend vigorously against all claims asserted. Additional lawsuits arising out of or relating to the Merger Agreement and the transactions contemplated thereby may be filed in the future.

COMPARISON OF RIGHTS OF ETRN SHAREHOLDERS AND EQM COMMON UNITHOLDERS

ETRN is a corporation and EQM is a limited partnership. Ownership interests in a limited partnership are fundamentally different from ownership interests in a corporation. The rights of ETRN shareholders are governed by the ETRN Articles, the Equitrans Midstream Corporation Second Amended and Restated Bylaws (the “ETRN Bylaws”) and the PBCL. The rights of EQM common unitholders are governed by the EQM Partnership Agreement and the Delaware LP Act. If the Merger is completed, the rights of EQM common unitholders as ETRN shareholders will be governed by the ETRN Articles, the ETRN Bylaws and the PBCL. There are many differences between the rights of EQM common unitholders and the rights of ETRN shareholders. Some of these rights, such as distribution/dividend and voting rights, are significant. The following description summarizes certain differences that may affect the rights of ETRN shareholders and EQM common unitholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. EQM common unitholders should read carefully the relevant provisions of the ETRN Articles, the ETRN Bylaws and the PBCL and the EQM Partnership Agreement and Delaware LP Act and the following description is qualified in its entirety thereby. Copies of the governing instruments referred to in this summary may be obtained as described under “Where You Can Find More Information”.

ETRN	EQM
Purpose

ETRN’s stated purpose is to engage in, and to do any lawful act concerning, any or all lawful business for which corporations may be incorporated under the PBCL, including but not limited to: (A) the purchase, transmission, transportation, storage, distribution and supplying of natural gas; and (B) manufacturing, processing, owning, using and dealing in personal property of every class and description, engaging in research and development, the furnishing of services, and acquiring, owning, using and disposing of real property of every nature whatsoever. ETRN is to have perpetual existence.	EQM’s purpose under the EQM Partnership Agreement is limited to any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, however, that the General Partner will not cause EQM to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause EQM to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes. EQM will continue to exist until the cancellation of the Certificate of Limited Partnership as provided in the Delaware LP Act.

Outstanding Stock / Units

As of April 29, 2020, the record date for the ETRN special meeting, ETRN had outstanding 230,133,830 shares of ETRN common stock. There are no shares of preferred stock issued and outstanding. The outstanding shares of ETRN common stock are fully paid and nonassessable. At the effective time of the Merger, ETRN will issue 30,018,446 ETRN Preferred Shares. The ETRN Preferred Shares will be a newly created series of preferred stock, without par value, which will be convertible into shares of ETRN common stock, issued to holders of the Series A Preferred Units. The ETRN Preferred Shares will be fully paid and non-assessable. The rights, preferences and privileges of the ETRN Preferred Shares will be set forth in the Certificate of Designations. See “The Preferred Restructuring Agreement.”

As of April 29, 2020, the record date for the EQM special meeting, EQM had outstanding 200,457,630 EQM common units, 7,000,000 EQM Class B units, 24,605,291 Series A Preferred Units and no subordinated units.

The Series A Preferred Units rank senior to all EQM common units and EQM Class B units with respect to distribution rights and rights upon liquidation. The Series A Preferred Units are entitled to receive cumulative quarterly distributions.

The EQM Class B units represent limited partner interests in EQM (all of which are beneficially owned by ETRN). The EQM Class B units are substantially similar in all respects to the EQM common units, except that the EQM Class B units are not entitled to receive distributions of available cash until the applicable EQM Class B unit conversion date (or, if earlier, a change of control).

THE ETRN SPECIAL MEETING

Time, Place and Date

Due to ongoing public health considerations associated with COVID-19, the ETRN special meeting will be held solely via live webcast at www.virtualshareholdermeeting.com/ETRN2020SM on June 15, 2020 at 9:00 a.m. Eastern Time and you will not be able to be physically present at the ETRN special meeting. References to the ETRN special meeting in this joint proxy statement/prospectus are to the ETRN special meeting as may be adjourned or postponed from time to time.

To participate in the virtual ETRN special meeting, you will need the 16-digit control number included on your proxy card or on the VIF that accompanied your proxy materials. The ETRN special meeting webcast will begin promptly at 9:00 a.m. Eastern Time on June 15, 2020, and ETRN shareholders will be able to log in beginning at 8:45 a.m. Eastern Time on June 15, 2020. We encourage ETRN shareholders to access the ETRN special meeting prior to the start time.

The virtual ETRN special meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants in the ETRN special meeting should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. We encourage participants in the ETRN special meeting to log on to the live webcast 15 minutes prior to the start time of the meeting and ensure that they can hear streaming audio.

Purposes

At the ETRN special meeting, ETRN shareholders will be asked to vote solely on the following proposals:

•	ETRN Stock Issuance Proposal: To approve the issuance of ETRN common stock and ETRN Preferred Shares in connection with the Merger contemplated by the Merger Agreement; and

•

ETRN Adjournment Proposal: To approve the adjournment of the ETRN special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the ETRN special meeting to approve the ETRN stock issuance proposal.

The ETRN Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the ETRN stock issuance, are in the best interests of ETRN and the ETRN shareholders. The ETRN Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the ETRN stock issuance, and recommends that the ETRN shareholders vote FOR the ETRN stock issuance proposal and FOR the ETRN adjournment proposal.

ETRN shareholders should be aware that some of ETRN’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests they may have as ETRN shareholders. See “The Merger—Interests of Certain Persons in the Merger.”

ETRN shareholders may also be asked to consider other matters as may properly come before the ETRN special meeting. At this time, ETRN knows of no other matters that will be presented for the consideration of the ETRN shareholders at the ETRN special meeting.

Quorum. The holders of a majority of the outstanding shares of ETRN common stock entitled to vote, represented at the virtual ETRN special meeting or by proxy (by submitting a properly executed proxy card or properly submitting your proxy by telephone or Internet), on the record date for the ETRN special meeting will constitute a quorum and will permit ETRN to conduct the proposed business at the ETRN special meeting. Proxies received but marked as abstentions will be counted as shares of ETRN common stock that are present and entitled to vote for purposes of determining the presence of a quorum. ETRN shareholders who participate in the virtual ETRN special meeting via live webcast on the ETRN Meeting Website will be considered present “in person” for purposes of establishing a quorum and for all other purposes.

Record Date. The record date for determining the holders of shares of ETRN common stock entitled to receive notice of and to vote at the ETRN special meeting and any adjournments or postponements thereof is the close of business on April 29, 2020.

ETRN Common Stock Entitled to Vote. ETRN shareholders may vote at the ETRN special meeting if they owned ETRN common stock at the close of business on the record date for the ETRN special meeting. ETRN shareholders may cast one vote for each share of ETRN common stock owned on the record date for the ETRN special meeting.

Votes Required. Approval of the ETRN stock issuance proposal requires the affirmative vote of a majority of the total votes cast on such proposal, which under NYSE rules includes votes for, votes against and abstentions. Approval of the ETRN adjournment proposal requires the affirmative vote of a majority of the votes cast on such proposal, which under Pennsylvania law includes votes for and against, but not abstentions.

Except for shares of ETRN common stock held through the Employee Savings Plan, if you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the ETRN common stock represented by your proxy will be voted as recommended by the ETRN Board with respect to that proposal. With regard to shares of ETRN common stock held through the Employee Savings Plan, if you do not return your proxy card or if you sign and return your proxy card with no instructions, the trustee will vote your shares in proportion to the way other plan participants vote their shares. Unless an ETRN shareholder checks the box on its proxy card to withhold discretionary authority, the applicable proxy holders may use their discretion to vote on other matters relating to the ETRN special meeting.

Abstentions (if any) will have the same effect as votes against the ETRN stock issuance proposal. Abstentions (if any) will have no effect on the ETRN adjournment proposal. Assuming there is a quorum, failures to vote (if any) will have no effect on the ETRN stock issuance proposal and the ETRN adjournment proposal. ETRN does not expect any broker non-votes at the ETRN special meeting because the rules applicable to banks, brokers and other nominees only provide such nominees with discretionary authority to vote on proposals that are considered routine, whereas the ETRN stock issuance proposal and the ETRN adjournment proposal are considered non-routine. As a result, no such nominee will be permitted to vote shares of ETRN common stock at the ETRN special meeting without receiving instructions from the beneficial owner of such share of ETRN common stock.

The directors and executive officers of ETRN beneficially owned, in the aggregate, approximately 0.59% of the outstanding ETRN common stock as of April 27, 2020. ETRN believes that the directors and executive officers of ETRN will vote in favor of the ETRN stock issuance proposal and the ETRN adjournment proposal.

ETRN Common Stock Outstanding. As of the record date for the ETRN special meeting, there were 230,133,830 shares of ETRN common stock outstanding, held by 1,951 holders of record.

Adjournment. The holders of ETRN common stock represented at the virtual ETRN special meeting or by proxy may adjourn the ETRN special meeting from time to time if there is not a quorum.

Even if a quorum is present, the ETRN special meeting could be adjourned in order to provide more time to solicit additional proxies in favor of approval of the ETRN stock issuance proposal if a majority of votes are cast in favor of the ETRN adjournment proposal.

In addition, the Merger Agreement requires ETRN to adjourn the ETRN special meeting at the request of EQM (but in no event for more than 30 days from the date the ETRN special meeting is originally scheduled to convene) (1) to solicit additional proxies in favor of the ETRN stock issuance proposal or (2) if a quorum is not present. At the adjourned special meeting, ETRN may transact any business which might have been transacted at the original special meeting.

Voting Procedures

Voting by ETRN shareholders. ETRN shareholders who hold shares in their own name may submit their proxy using any of the following methods:

•	call the toll-free telephone number listed on your proxy card and follow the recorded instructions;

•	go to the Internet website listed on your proxy card and follow the instructions provided;

•	complete, sign and mail your proxy card in the postage-paid envelope; or

•	participate in the virtual ETRN special meeting via the ETRN Meeting Website and vote electronically during the virtual meeting.

If you have timely and properly submitted your proxy, clearly indicated your vote and have not revoked your proxy, your ETRN common stock will be voted as indicated. If you have timely and properly submitted your proxy but have not clearly indicated your vote, your ETRN common stock will be voted FOR the ETRN stock issuance proposal and FOR the ETRN adjournment proposal.

Voting Shares Held Through the Employee Savings Plan. If your ETRN shares are held through the Employee Savings Plan, you will receive a proxy card and joint proxy statement/prospectus. You must use this proxy card to instruct the trustee to vote your shares by:

•	using the toll-free telephone number shown on the proxy card and following the recorded instructions;

•	using the Internet website shown on the proxy card and following the instructions provided; or

•	marking, signing, dating and promptly returning the proxy card in the postage-paid envelope.

In the case of Internet or telephone voting, you should have your proxy card in hand and retain the proxy card until you have completed the voting process. If you vote by Internet or telephone, you do not need to return the proxy card by mail.

Please note that the proxy cards for the Employee Savings Plan have an earlier return date than the proxy cards for other shareholders. ETRN shareholders who hold shares through the Employee Savings Plan should review their proxy card for the date by which their instructions must be received in order for their shares to be voted.

If you have timely and properly submitted your proxy, clearly indicated your vote and have not revoked your proxy, your ETRN common stock will be voted as indicated. If you have timely and properly submitted your proxy but have not clearly indicated your vote, or if you have not returned your proxy card, the trustee will vote your ETRN common stock in proportion to the way other plan participants vote their shares.

Voting Restricted Shares Held Through the ETRN LTIP. If you hold restricted shares through the ETRN LTIP, you will receive a proxy card and joint proxy statement/prospectus. You must use this proxy card to instruct the ETRN LTIP administrator on how to vote your restricted shares held in the plan. You may instruct the administrator to vote your shares by:

•	using the toll-free telephone number shown on the proxy card and following the recorded instructions;

•	using the Internet website shown on the proxy card and following the instructions provided; or

•	marking, signing, dating and promptly returning the proxy card in the postage-paid envelope.

In the case of Internet or telephone voting, you should have your proxy card in hand and retain the proxy card until you have completed the voting process. If you vote by Internet or telephone, you do not need to return the proxy card by mail.

Please note that the proxy cards for the ETRN LTIP have an earlier return date than the proxy cards for other shareholders. ETRN shareholders who hold restricted shares through the ETRN LTIP should review their proxy card for the date by which their instructions must be received in order for their restricted shares to be voted.

If you have timely and properly submitted your proxy, clearly indicated your vote and have not revoked your proxy, your ETRN common stock will be voted as indicated. If you have timely and properly submitted your proxy but have not clearly indicated your vote, your ETRN common stock will be voted FOR the ETRN stock issuance proposal and FOR the ETRN adjournment proposal.

Revocation. If you are an ETRN shareholder of record, you may revoke your proxy before polls are closed at the ETRN special meeting by:

•	voting again by submitting a revised proxy card or voting by Internet or telephone, as applicable, on a date later than the prior proxy or vote, as applicable;

•	voting electronically during the virtual ETRN special meeting; or

•	notifying ETRN’s Corporate Secretary in writing that you are revoking your proxy.

If you are a beneficial owner of ETRN shares, you may submit new voting instructions by contacting your broker, bank or other holder of record. Your last validly submitted vote is the vote that will be counted. If the ETRN special meeting is postponed or adjourned, your proxy will still be good and may be voted at the postponed or adjourned ETRN special meeting. You will be able to change or revoke your proxy until it is voted.

Validity. The judge of election will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of proxies. His or her determination will be final and binding. The ETRN Board has the right to waive any irregularities or conditions as to the manner of voting. ETRN may accept your proxy by any form of communication permitted by applicable law so long as ETRN is reasonably assured that the communication is authorized by you.

Solicitation of Proxies. The accompanying proxy is being solicited by ETRN on behalf of the ETRN Board. The expenses of preparing, printing and mailing the proxy and materials used in the solicitation will be borne by ETRN. D.F. King & Co., Inc. has been retained by ETRN to aid in the solicitation of proxies for the ETRN special meeting for an initial fee of $10,000 and the reimbursement of out-of-pocket expenses. In addition to the mailing of this joint proxy statement/prospectus, proxies may also be solicited from ETRN shareholders by personal interview, telephone, fax or other electronic means, by D.F. King & Co., Inc. in exchange for such fees and by directors and officers of ETRN and employees of ETRN and its affiliates who provide services to ETRN, who will not receive additional compensation for performing that service.

Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of proxy materials to the beneficial owners of ETRN common stock held by those persons, and ETRN will reimburse them for any reasonable expenses that they incur.

ETRN Common Stock Held in Street Name. If your ETRN common stock is held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your ETRN common stock with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote ETRN common stock held in street name by returning a proxy card directly to ETRN. You may vote electronically during the virtual ETRN special meeting using your 16-digit control number provided by your bank or broker. Your broker, bank or other nominee is obligated to provide you with a voting instruction card for you to use.

Under the rules applicable to broker-dealers, your brokers, banks or other nominees do not have discretionary authority to vote shares of ETRN common stock on the proposals scheduled to be voted on at the ETRN special meeting. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares of ETRN common stock. ETRN does not expect any broker non-votes at the ETRN special meeting because the rules applicable to banks, brokers and other nominees only provide such nominees with discretionary authority to vote on proposals that are considered routine, whereas the ETRN stock issuance proposal and ETRN adjournment proposal are each considered non-routine. As a result, no such nominee will be permitted to vote shares of ETRN common stock at the ETRN special meeting without receiving instructions from the beneficial owner of such share of ETRN common stock. Assuming there is a quorum, failures to vote (if any) will have no effect on the outcome of the ETRN stock issuance proposal or the ETRN adjournment proposal.

THE EQM SPECIAL MEETING

Time, Place and Date

Due to ongoing public health considerations associated with COVID-19, the EQM special meeting will be held solely via live webcast at www.virtualshareholdermeeting.com/EQM2020 on June 15, 2020 at 9:30 a.m. Eastern Time and you will not be able to be physically present at the EQM special meeting. References to the EQM special meeting in this joint proxy statement/prospectus are to the EQM special meeting as may be adjourned or postponed from time to time by the General Partner in accordance with the EQM Partnership Agreement.

To participate in the virtual EQM special meeting, you will need the 16-digit control number included on your proxy card or on the VIF that accompanied your proxy materials. The EQM special meeting webcast will begin promptly at 9:30 a.m. Eastern Time on June 15, 2020, and EQM limited partners will be able to log in beginning at 9:15 a.m. Eastern Time on June 15, 2020. We encourage EQM limited partners to access the EQM special meeting prior to the start time.

The virtual EQM special meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants in the EQM special meeting should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. We encourage participants in the EQM special meeting to log on to the live webcast 15 minutes prior to the start time of the meeting and ensure that they can hear streaming audio.

Purpose

At the EQM special meeting, EQM limited partners will be asked to vote solely on the following proposal:

•	EQM Merger Proposal: To approve the Merger Agreement and the Merger.

The EQM Conflicts Committee determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of EQM, its subsidiaries and the Unaffiliated Partnership Unitholders. The EQM Board determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of EQM, its subsidiaries and the EQM common unitholders. Both the EQM Conflicts Committee and the EQM Board have unanimously approved the Merger Agreement and the Merger. The EQM Conflicts Committee and the EQM Board each recommend that the EQM limited partners vote FOR the EQM merger proposal. For more information regarding the recommendation of the EQM Conflicts Committee and the EQM Board, including the obligations of the EQM Conflicts Committee and the EQM Board in making such determination under the EQM Partnership Agreement, see “The Merger—Recommendation of the EQM Conflicts Committee and the EQM Board and Their Reasons for the Merger.”

EQM limited partners should be aware that certain of the General Partner’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests they may have as EQM limited partners. See “The Merger—Interests of Certain Persons in the Merger.”

EQM limited partners may also be asked to consider other matters as may properly come before the EQM special meeting. At this time, EQM knows of no other matters that will be presented for the consideration of the EQM limited partners at the EQM special meeting.

Quorum. The holders of a majority of the outstanding EQM limited partner interests represented at the virtual EQM special meeting or by proxy (by submitting a properly executed proxy card or properly submitting a proxy by telephone or Internet) will constitute a quorum and will permit EQM to conduct the proposed business at the EQM special meeting. Proxies received but marked as abstentions (if any) will be counted as units that are present and entitled to vote for purposes of determining the presence of a quorum. EQM limited partners who participate in the virtual EQM special meeting via live webcast on the EQM Meeting Website will be considered present “in person” for purposes of establishing a quorum and for all other purposes.

Record Date. The record date for the EQM special meeting is April 29 , 2020. Only EQM limited partners of record as of the close of business on the record date for the EQM special meeting are entitled to notice of, and to vote at, the EQM special meeting.

EQM Limited Partners Entitled to Vote. EQM limited partners may vote at the EQM special meeting if they owned EQM limited partner interests at the close of business on the record date for the EQM special meeting. EQM limited partners may cast one vote for each EQM limited partner interest, including any EQM Class B units and any Series A Preferred Units on an as-converted basis, owned on the record date for the EQM special meeting.

Votes Required. Approval of the EQM merger proposal requires the affirmative vote of holders of a majority of the outstanding EQM common units, outstanding EQM Class B units, and outstanding Series A Preferred Units, with such Series A Preferred Units to be treated as EQM common units on an as-converted basis, voting together as a single class.

If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the EQM limited partner interests represented by your proxy will be voted as recommended by the EQM Board with respect to that proposal. Unless an EQM limited partner checks the box on its proxy card to withhold discretionary authority, the applicable proxy holders may use their discretion to vote on other matters relating to the EQM special meeting.

Abstentions (if any) will and failures to vote (if any) have the same effect as votes against the EQM merger proposal. EQM does not expect any broker non-votes at the EQM special meeting because the rules applicable to banks, brokers and other nominees only provide such nominees with discretionary authority to vote on proposals that are considered routine, whereas the EQM merger proposal is considered non-routine. As a result, no such nominee will be permitted to vote EQM limited partner interests at the EQM special meeting without receiving instructions from the beneficial owner of such EQM limited partner interests.

Pursuant to the Merger Agreement, ETRN has agreed to vote or cause to be voted all partnership interests in EQM beneficially owned by ETRN or its subsidiaries in favor of the EQM merger proposal (unless the Merger Agreement has otherwise been earlier terminated). As of the record date for the EQM special meeting, ETRN and its subsidiaries beneficially owned 124,245,455 EQM limited partner interests which represent, in the aggregate, approximately 53.5% of the outstanding EQM limited partner interests (after taking into account the EQM Class B units and the Series A Preferred Units on an as-converted basis). The affirmative vote by ETRN and its subsidiaries with respect to the EQM limited partner interests they own will be sufficient to approve the EQM merger proposal. Additionally, pursuant to the Preferred Restructuring Agreement, each Investor has agreed, subject to certain limited exceptions, to vote, or cause to be voted, all Series A Preferred Units beneficially owned by such Investor in favor of the EQM merger proposal. As of the record date for the EQM special meeting, the Series A Preferred Units owned (beneficially or of record) by the Investors represented approximately 10.6% of the outstanding EQM limited partner interests (after taking into account the EQM Class B units and the Series A Preferred Units on an as-converted basis). Collectively, ETRN and its subsidiaries and the Investors have agreed to vote or cause to be voted approximately 64.1% of the outstanding EQM limited partner interests (after taking into account the EQM Class B units and the Series A Preferred Units on an as-converted basis) in favor of the EQM merger proposal.

The directors and executive officers of the General Partner beneficially owned, in the aggregate, approximately 0.02% of the outstanding EQM limited partner interests as of the record date, after taking into account the EQM Class B units and the Series A Preferred Units on an as-converted basis. ETRN and EQM believe that the directors and executive officers of the General Partner will vote in favor of the EQM merger proposal.

EQM Limited Partner Interests Outstanding. As of the record date for the EQM special meeting, there were 200,457,630 EQM common units, 7,000,000 EQM Class B units and 24,605,291 Series A Preferred Units outstanding held by 78 holders of record.

Postponements and Adjournments: Pursuant to the EQM Partnership Agreement, the General Partner may postpone the EQM special meeting one or more times for any reason by giving notice to each EQM limited partner entitled to vote at the EQM special meeting so postponed of the place, date and hour at which such postponed meeting would be held not fewer than two days before the date of the EQM special meeting. In addition, the EQM special meeting may be adjourned by the General Partner one or more times for any reason, including the failure of a quorum to be present at the EQM special meeting with respect to the EQM merger proposal or the failure of the EQM merger proposal to receive sufficient votes for approval. No vote of EQM limited partners is required for any adjournment.

The Merger Agreement requires EQM to adjourn the EQM special meeting at the request of ETRN (but in no event for more than 30 days from the date that the EQM special meeting is originally scheduled to convene) (1) to solicit additional proxies in favor of the EQM merger proposal or (2) if a quorum is not present.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new record date need not be fixed, if the time and place thereof are announced at the EQM special meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned EQM special meeting, any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to EQM limited partners.

Voting Procedures

Voting by EQM limited partners. EQM limited partners who hold EQM limited partner interests in their own name may submit their proxy using any of the following methods:

•	call the toll-free telephone number listed on your proxy card and follow the recorded instructions;

•	go to the Internet website listed on your proxy card and follow the instructions provided;

•	complete, sign and mail your proxy card in the postage-paid envelope; or

•	participate in the virtual EQM special meeting via the EQM Meeting Website and vote electronically during the virtual meeting.

If you have timely and properly submitted your proxy, clearly indicated your vote and have not revoked your proxy, your EQM limited partner interests will be voted as indicated. If you have timely and properly submitted your proxy but have not clearly indicated your vote, your EQM limited partner interests will be voted FOR the EQM merger proposal.

Revocation. If you are an EQM limited partner of record, you may revoke your proxy at any time before polls are closed at the EQM special meeting by:

•	voting again by submitting a revised proxy card or voting by Internet or telephone, as applicable, on a date later than the prior proxy or vote, as applicable;

•	voting electronically during the virtual EQM special meeting; or

•	notifying the General Partner’s Corporate Secretary in writing that you are revoking your proxy.

If you are a beneficial owner of EQM limited partner interests, you may submit new voting instructions by contacting your broker, bank or other holder of record. Your last validly submitted vote is the vote that will be counted. If the EQM special meeting is postponed or adjourned, your proxy will still be good and may be voted at the postponed or adjourned EQM special meeting. You will be able to change or revoke your proxy until it is voted.

Validity. The inspectors of election will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of proxies. Their determination will be final and binding. The EQM Board has the right to waive any irregularities or conditions as to the manner of voting. EQM may accept your proxy by any form of communication permitted by applicable law so long as EQM is reasonably assured that the communication is authorized by you.

Solicitation of Proxies. The accompanying proxy is being solicited by the General Partner on behalf of the EQM Board. The expenses of preparing, printing and mailing the proxy and materials used in the solicitation will be borne by EQM. D.F. King & Co., Inc. has been retained by EQM to aid in the solicitation of proxies for an initial fee of $7,500 and the reimbursement of out-of-pocket expenses. In addition to the mailing of this joint proxy statement/prospectus, proxies may also be solicited from EQM limited partners by personal interview, telephone, fax or other electronic means, by D.F. King & Co., Inc. in exchange for such fees and by directors and officers of the General Partner and employees of affiliates of EQM who provide services to EQM, who will not receive additional compensation for performing that service. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of proxy materials to the beneficial owners of EQM limited partner interests held by those persons, and EQM will reimburse them for any reasonable expenses that they incur.

EQM Limited Partner Interests Held in Street Name. If your EQM limited partner interests are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your EQM limited partner interests with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote EQM limited partner interests held in street name by returning a proxy card directly to EQM. You may vote electronically during the virtual EQM special meeting using your 16-digit control number provided by your bank or broker. Your broker, bank or other nominee is obligated to provide you with a voting instruction card for you to use.

Under the rules applicable to broker-dealers, your brokers, banks and other nominees do not have discretionary authority to vote EQM limited partner interests on the EQM merger proposal scheduled to be voted on at the EQM special meeting. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such limited partner interests. EQM does not expect any broker non-votes at the EQM special meeting because the rules applicable to banks, brokers and other nominees only provide such nominees with discretionary authority to vote on proposals that are considered routine, whereas the EQM merger proposal is considered non-routine. As a result, no such nominee will be permitted to vote EQM limited partner interests at the EQM special meeting without receiving instructions from the beneficial owner of such EQM limited partner interests. Failures to vote (if any) will have the same effect as a vote “AGAINST” the EQM merger proposal.

LEGAL MATTERS

The validity of the ETRN common stock to be issued in the Merger will be passed upon for ETRN by McGuireWoods LLP, Pittsburgh, Pennsylvania.

EXPERTS

The consolidated financial statements of Equitrans Midstream Corporation appearing in Equitrans Midstream Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2019, and the effectiveness of Equitrans Midstream Corporation’s internal control over financial reporting as of December 31, 2019 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Mountain Valley Pipeline, LLC—Series A appearing in Equitrans Midstream Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2019, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of EQM Midstream Partners, LP appearing in EQM Midstream Partners, LP’s Annual Report (Form 10-K) for the year ended December 31, 2019, and the effectiveness of EQM Midstream Partners, LP’s internal control over financial reporting as of December 31, 2019 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Mountain Valley Pipeline, LLC—Series A appearing in EQM Midstream Partners, LP’s Annual Report (Form 10-K) for the year ended December 31, 2019, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

ETRN has filed with the SEC a registration statement under the Securities Act of which this joint proxy statement/prospectus forms a part, which registers the shares of ETRN common stock to be issued to EQM common unitholders in connection with the Merger. The registration statement, including the exhibits and schedules attached to the registration statement, contains additional relevant information about ETRN and ETRN common stock. The rules and regulations of the SEC allow ETRN and EQM to omit certain information that is included in the registration statement from this joint proxy statement/prospectus.

ETRN and EQM file annual, quarterly and current reports and other information with the SEC. The SEC allows ETRN and EQM to “incorporate by reference” into this joint proxy statement/prospectus the information they file with the SEC, which means that they can disclose important information to you by referring you to those documents. This joint proxy statement/prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. The information incorporated by reference is an important part of this joint proxy statement/prospectus, and information that ETRN and EQM file later with the SEC will automatically update and supersede this information as well as the information included in this joint proxy statement/prospectus. ETRN and EQM incorporate by reference the documents listed below:

ETRN SEC Filings (SEC File No. 001-38629)

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 27, 2020;

•

Current Reports on Form 8-K and Form 8-K/A filed with the SEC on February 3, 2020, February 27, 2020 (second filing), February 28, 2020, March 6, 2020, March 13, 2020, March 30, 2020, April 1, 2020 and April 29, 2020; and

•

The description of the ETRN common stock contained in ETRN’s Registration Statement on Form 10, filed with the SEC on August 10, 2018, including all amendments and reports filed for the purpose of updating that description.

EQM SEC Filings (SEC File No. 001-35574)

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 27, 2020;

•	Current Reports on Form 8-K and Form 8-K/A filed with the SEC on February 27, 2020 (second filing), February 28, 2020, March 6, 2020, March 13, 2020, March 30, 2020 and April 29, 2020; and

•

The description of the EQM common units contained in the registration statement on Form 8-A filed with the SEC on June 18, 2012 and any subsequent amendments or reports filed for the purpose of updating such description.

Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.

In addition, ETRN and EQM incorporate by reference any future filings they make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and before the date of the ETRN or EQM special meeting as applicable (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

The filings are available to the public at the SEC’s website at www.sec.gov. You may also request a copy of documents filed by ETRN or EQM from ETRN or EQM, as applicable, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

By Mail:	By Mail:
Equitrans Midstream Corporation. 2200 Energy Drive Canonsburg, Pennsylvania 15317 Attention: Investor Relations	EQM Midstream Partners, LP 2200 Energy Drive Canonsburg, Pennsylvania 15317 Attention: Investor Relations

By Telephone:	By Telephone:
(724) 271-7600	(724) 271-7600

These documents are available from ETRN or EQM, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part. You can also find information about ETRN and EQM at their Internet websites at www.equitransmidstream.com and www.eqm-midstreampartners.com, respectively. Information contained on these websites does not constitute part of this joint proxy statement/prospectus.

If you are an ETRN shareholder, you may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from D.F. King & Co., Inc., ETRN’s proxy solicitor, at the following address and telephone number: 48 Wall Street, 22nd Floor, New York, New York 10005 and (866) 751-6313. If you are a shareholder of ETRN and would like to request documents, please do so by June 8, 2020 to receive them before the ETRN special meeting.

If you are a unitholder of EQM, you may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from D.F. King & Co., Inc., EQM’s proxy solicitor, at the following address and telephone number: 48 Wall Street, 22nd Floor, New York, New York 10005 and (866) 745-0271. If you are a unitholder of EQM and would like to request documents, please do so by June 8, 2020 to receive them before the EQM special meeting.

If you request any documents from ETRN or EQM, ETRN or EQM will mail them to you by first class mail, or another equally prompt means, within one business day after ETRN or EQM, as the case may be, receives your request.

This document is a prospectus of ETRN, a proxy statement of ETRN for the ETRN special meeting and a proxy statement of EQM for the EQM special meeting. Neither ETRN nor EQM has authorized anyone to give any information or make any representation about the Merger or ETRN, EQM or any other entity that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that ETRN or EQM has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial information has been developed by applying pro forma adjustments to the historical audited consolidated financial statements of ETRN. The historical consolidated financial statements of ETRN include EQM because ETRN controls EQM. As the ETRN historical financial information includes the accounts of EQM, the historical financial information of EQM has not been shown separately. The unaudited pro forma consolidated balance sheet of ETRN as of December 31, 2019 has been prepared to give effect to the following transactions (collectively, the “Transactions”) as if they had occurred on December 31, 2019 and the unaudited pro forma statement of consolidated comprehensive income of ETRN for the year ended December 31, 2019 has been prepared to give effect to the Transactions as if they had occurred on January 1, 2019.

•

On February 26, 2020, ETRN, EQM LP, Merger Sub, EQM and the General Partner entered into the Merger Agreement, pursuant to which, at the effective time of the Merger, subject to applicable tax withholding, (i) each outstanding EQM common unit not owned by ETRN or its subsidiaries will be converted into the right to receive (assuming no adjustment contemplated by the Merger Agreement) 2.44 shares of ETRN common stock and (ii) each outstanding phantom unit relating to an EQM common unit issued pursuant to the EQM LTIP, and any other award issued pursuant to the EQM LTIP, whether vested or unvested, will be converted into the right to receive, with respect to each EQM common unit subject thereto, the Merger Consideration (plus any accrued but unpaid amounts in relation to distribution equivalent rights).

•

On February 26, 2020, EQM and certain of its subsidiaries entered into certain commercial arrangements with EQT and certain of its subsidiaries, including, but not limited to, (i) the EQT Global GGA, (ii) the Water Services Letter Agreement and (iii) a letter agreement, pursuant to which, among other things, (a) EQM agreed to relieve certain credit posting requirements for EQT, in an amount up to approximately $250.0 million, under its commercial agreements with EQM, subject to EQT maintaining certain specified minimum credit ratings from two of the three rating agencies, and (b) EQM agreed to use commercially reasonable good faith efforts to negotiate similar credit support arrangements for EQT in respect of its commitments to certain EQM joint ventures, including the MVP joint venture. The EQT Global GGA contains a declining rate structure with higher MVCs over the life of the contract.

•

On February 26, 2020, ETRN entered into the Share Purchase Agreements, pursuant to which (i) ETRN would purchase 4,769,496 shares of ETRN common stock (the “Cash Shares”) from EQT in exchange for approximately $45.5 million in cash, (ii) ETRN would purchase 20,530,256 shares of ETRN common stock from EQT in exchange for a promissory note (the “Rate Relief Note”) representing approximately $195.8 million in aggregate principal amount, and (iii) ETRN would pay to EQT cash in the amount of approximately $6.8 million. On March 5, 2020, ETRN and EQT consummated the transactions contemplated by the Share Purchase Agreements and EQT caused the Rate Relief Note to be assigned to EQM as consideration for certain commercial terms, including potential reductions in gathering fees, contemplated in the EQT Global GGA.

•

On February 26, 2020, ETRN and EQM entered into the Preferred Restructuring Agreement with the Investors, pursuant to which (i) EQM will redeem $600.0 million aggregate principal amount of the issued and outstanding Series A Preferred Units held by the Investors immediately prior to the effective time of the Preferred Restructuring for cash at 101% of the Series A Preferred Unit Purchase Price plus any accrued and unpaid distribution amounts and partial period distribution amounts, and (ii) after giving effect to such redemption, each remaining issued and outstanding Series A Preferred Unit will be exchanged for 2.44 ETRN Preferred Shares, in each case, in connection with the occurrence of the “Series A Change of Control” (as defined in the EQM Partnership Agreement) that will occur upon the closing of the Merger.

•

On March 3, 2020, EQM drew $650.0 million under the EQM revolving credit facility and transferred such funds to ETRN pursuant to a senior unsecured term loan agreement with ETRN. ETRN utilized such funds to pay off amounts outstanding under ETRN’s existing term loan and the related term loan agreement (the “ETRN Term Loan Credit Agreement”) was terminated. ETRN’s existing revolving credit facility (the “ETRN Credit Facility”) also was terminated. Prior to closing of the Merger, EQM will additionally draw approximately $600.0 million under its revolving credit facility to effect the redemption of a portion of the outstanding Series A Preferred Units, as described above.

EQUITRANS MIDSTREAM CORPORATION UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019 (In thousands)
	ETRN Historical	Contractual Terms Pro Forma Adjustments		Debt Pro Forma Adjustments		Merger Pro Forma Adjustments		ETRN Combined Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$88,322	$(52,323	)(b)	$650,000	(a)	$600,000	(a)	$60,498
				(594,000	)(a)	(25,501	)(e)
						(606,000	)(e)
Accounts receivable (net of allowance for doubtful accounts of $285 as of December 31, 2019)	255,344	—		—		—		255,344
Other current assets	31,546	—		—		—		31,546

Total current assets	375,212	(52,323)		56,000		(31,501)		347,388
Property, plant and equipment	8,583,124	—		—		—		8,583,124
Less: accumulated depreciation	(859,157)	—		—		—		(859,157)

Net property, plant and equipment	7,723,967	—		—		—		7,723,967
Investment in unconsolidated entity	2,324,108	—		—		—		2,324,108
Goodwill	486,698	—		—		—		486,698
Net intangible assets	797,439	—		—		—		797,439
Deferred income taxes	90,597	—		—		(90,597	)(f)	—
Other assets	243,688	51,522	(c)	(464	)(a)	—		294,746

Total assets	$12,041,709	$(801)		$55,536		$(122,098)		$11,974,346

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$6,000	$—		$(6,000	)(a)	$—		$—
Accounts payable	128,114	—		—		—		128,114
Capital contribution payable to the MVP joint venture	45,150	—		—		—		45,150
Accrued interest	73,455	—		—		—		73,455
Accrued liabilities	83,238	—		—		25,000	(d)	108,238

Total current liabilities	335,957	—		(6,000)		25,000		354,957
Credit facility borrowings	902,500	—		650,000	(a)	600,000	(a)	2,152,500
EQM long-term debt	4,859,499	—		—		—		4,859,499
Equitrans Midstream Corporation long-term debt	562,484	—		(588,000	)(a)	—		—
				25,516	(a)
Contract liability	—	121,483	(b)	—		—		173,005
		51,522	(c)
Deferred income taxes	—	18,926	(b)	—		216,047	(f)	234,973
Regulatory and other long-term liabilities	99,189	—		—		—		99,189

Total liabilities	6,759,629	191,931		81,516		841,047		7,874,123
Mezzanine equity:
ETRN Preferred Shares	—	—		—		601,262	(e)	601,262
Shareholders’ equity:
Common stock, no par value	1,292,804	—		—		2,968,381	(f)	3,905,592
						(48,949	)(e)
						(306,644	)(f)
Retained deficit	(618,062)	(173,806	)(b)	(25,980	)(g)	(25,000	)(g)	(861,774)
		(18,926	)(b)
Accumulated other comprehensive loss	(2,026)	—		—		—		(2,026)

Total common shareholders’ equity	672,716	(192,732)		(25,980)		2,587,788		3,041,792
Noncontrolling interests	4,609,364	—		—		(1,158,313	)(e)	457,169
						(25,501	)(e)
						(2,968,381	)(f)

Total shareholders’ equity	5,282,080	(192,732)		(25,980)		(1,564,407)		3,498,961

Total liabilities, mezzanine equity and shareholders’ equity	$12,041,709	$(801)		$55,536		$(122,098)		$11,974,346

EQUITRANS MIDSTREAM CORPORATION UNAUDITED PRO FORMA STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2019 (In thousands, except per share amounts)
	ETRN Historical	Contractual Terms Pro Forma Adjustments		Debt Pro Forma Adjustments		Merger Pro Forma Adjustments		ETRN Combined Pro Forma
Operating revenues:	$1,630,242	$(334,669	)(i)	$—		$—		$1,295,573
Operating expenses:
Operating and maintenance	165,367	—		—		—		165,367
Selling, general and administrative	112,915	—		—		—		112,915
Separation and other transaction costs	26,080	—		—		(1,459	)(j)	24,621
Depreciation	227,364	—		—		—		227,364
Amortization of intangible assets	53,258	—		—		—		53,258
Impairments of long-lived assets	969,258	—		—		—		969,258

Total operating expenses	1,554,242	—		—		(1,459)		1,552,783
Operating income	76,000	(334,669)		—		1,459		(257,210)
Equity income	163,279	—		—		—		163,279
Other income	2,661			—		—		2,661
Net interest expense	256,195	—		14,763	(h)	—		270,958

(Loss) income before income taxes	(14,255)	(334,669)		(14,763)		1,459		(362,228)
Income tax expense (benefit)	50,704	(86,268	)(o)	(3,882	)(o)	42,479	(o)	3,033

Net loss	(64,959)	(248,401)		(10,881)		(41,020)		(365,261)
Less: Net income (loss) attributable to noncontrolling interests	138,784	—		—		(160,075	)(k)	(21,291)

Net (loss) income attributable to Equitrans Midstream Corporation	$(203,743)	$(248,401)		$(10,881)		$119,055		$(343,970)
Less: holders of ETRN Preferred Shares interest in net income	—	—		—		(58,500	)(l)	(58,500)

Net (loss) income attributable to Equitrans Midstream Corporation common shareholders	$(203,743)	$(248,401)		$(10,881)		$60,555		$(402,470)

Loss per share of common stock attributable to Equitrans Midstream Corporation common shareholders:
Basic and diluted:
Weighted average common stock outstanding	254,884	(25,300	)(m)	—		203,099	(n)	432,683

Net loss	$(0.80)							$(0.93)

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

1. BASIS OF PRO FORMA PRESENTATION

The Unaudited Pro Forma Statements include the pro forma effects of the Transactions.

The Unaudited Pro Forma Statements give effect to the Merger as an equity transaction. The unaudited pro forma consolidated balance sheet as of December 31, 2019 gives effect to the Transactions as if they had occurred on December 31, 2019. The unaudited pro forma statement of consolidated comprehensive income for the year ended December 31, 2019 gives effect to the Transactions as if they had occurred on January 1, 2019.

These Unaudited Pro Forma Statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and the assumptions described below. The Unaudited Pro Forma Statements are not necessarily indicative of what the actual results of operations or financial position of ETRN would have been if the Transactions had in fact occurred on the dates or for the periods indicated, nor do they purport to project the results of operations or financial position of ETRN for any future periods or as of any date.

The following is the estimated consideration for the Merger calculated using actual share amounts (in thousands, except per unit/share amounts):

EQM common units exchanged(1)	83,258
ETRN Exchange Ratio per unit(2)	2.44

Shares of ETRN common stock assumed to be issued	203,150
ETRN common stock closing price as of February 26, 2020	$8.68

Fair value of equity portion of consideration(3)	$1,763,342
Total consideration (excluding debt assumed)(3)	$1,763,342

(1)

Reflects EQM common units not held by ETRN or its subsidiaries and outstanding as of December 31, 2019. Includes EQM phantom units that will become fully vested and automatically converted into the right to receive, with respect to each EQM common unit subject thereto, the Merger Consideration in the Merger and approximately 6,150 EQM common units reflecting the 15,000 shares of ETRN common stock that may be issuable as a result of the provision of the Merger Agreement that rounds up to the nearest share in lieu of issuing fractional shares.

(2)	Reflects the Exchange Ratio per EQM common unit to be received by the holders of EQM common units.
(3)	A $1 change in the price of an EQM common unit would change the total consideration by approximately $203.2 million for purposes of these Unaudited Pro Forma Statements.

2. MERGER PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

Unaudited Pro Forma Consolidated Balance Sheet Adjustments

(a)

Reflects borrowings under the EQM revolving credit facility of $1.25 billion in order to finance the repayment of $594.0 million of outstanding borrowings under the ETRN Term Loan Credit Agreement, the redemption of $600.0 million aggregate principal amount of EQM’s issued and outstanding Series A Preferred Units, as discussed in adjustment (e), and the write off of unamortized discount and financing costs related to the ETRN Term Loan Credit Agreement and ETRN Credit Facility.

(b)

Reflects the repurchase and subsequent retirement of 25,299,752 shares of ETRN common stock from EQT in exchange for $52.3 million in cash and future contractual rate relief, net of deferred tax impacts. The future contractual rate relief is recorded as a contract liability in accordance with ASC 606, Revenue from Contracts with Customers and will be recognized as revenue over the life of the contract.

(c)	Adjustment to record the estimated fair value of the Henry Hub cash bonus payment provision pursuant to the terms of the EQT Global GGA in accordance with ASC 815, Derivatives and Hedging.

(d)

Reflects estimated transaction costs of $25.0 million, directly attributable to the transactions, and presented as an increase to accrued liabilities. The transaction costs include fees related to financial advisory, legal services and other professional fees expected to be paid at the consummation of the transactions.

(e)

An adjustment of $25.5 million was made to reflect distributions paid on the Series A Preferred Units for the period immediately prior to the effective time of the Preferred Restructuring. Additionally, an adjustment reflecting the redemption for cash of $600.0 million aggregate principal amount of Series A Preferred Units outstanding immediately prior to the closing of the Preferred Restructuring was made. The difference between the fair value of the consideration paid and the carrying value of the ETRN Preferred Shares, net of issuance costs, is reflected as an adjustment to additional-paid-in capital (common stock). The remaining portion of EQM Series A Preferred Units outstanding exchanged for ETRN Preferred Shares pursuant to the Preferred Restructuring Agreement are presented in the consolidated balance sheet as Mezzanine equity, recorded at fair value upon issuance, net of issuance costs.

(f)

The Merger, which involves a change in ETRN’s ownership interests in EQM, will be accounted for as an equity transaction in accordance with ASC 810. The Merger is expected to result in the recognition of a $306.6 million deferred tax liability and a decrease to additional paid-in capital (common stock) consistent with the accounting for tax effects of transactions with noncontrolling shareholders pursuant to ASC 740. The remaining adjustments reallocate the noncontrolling interest previously reported by ETRN to additional paid-in-capital (common stock).

(g)	Reflects the cumulative impact of all pro forma adjustments affecting retained earnings for each specific transaction.

Unaudited Pro Forma Statement of Consolidated Comprehensive Income Adjustments

(h)	Certain adjustments that are directly related to the Merger were made to interest expense, as follows:

-A $21.3 million increase to net interest expense consisting of the elimination of $41.0 million of historical interest expense associated with the ETRN Term Loan Credit Agreement and an increase to interest expense of $62.3 million primarily relating to additional borrowings of $1.25 billion on the EQM revolving credit facility, all directly attributable to the transactions. The interest rate on the additional borrowings is estimated to be approximately 3.4% per annum, calculated based on the current rate of borrowing, equal to LIBOR plus an incremental margin of interest.

-A $6.5 million adjustment to net interest expense to eliminate the amortization of discount and financing costs related to the ETRN Term Loan Credit Agreement and ETRN Credit Facility.

(i)	Reflects an adjustment to defer operating revenue in accordance with ASC 606 specific to the terms of the EQT Global GGA.

(j)	Reflects the elimination of nonrecurring transaction costs of $1.5 million.

(k)	Reallocates net income previously allocated to noncontrolling interests represented by publicly-held EQM common units to net income attributable to ETRN common shareholders.

(l)	A pro forma adjustment is reflected to deduct the portion of income attributable to the ETRN Preferred Shares from income attributable to ETRN.

(m)	Represents the repurchase and subsequent retirement of 25,299,752 shares of ETRN common stock from EQT in accordance with the Share Purchase Agreements, as discussed in adjustment (e).

(n)	Reflects adjustments to weighted average basic and diluted shares to give effect to each EQM common unitholder entitled to receive 2.44 shares of ETRN common stock in connection with the Merger.

(o)	Reflects estimated net income tax expense using ETRN’s statutory federal and state income tax rate of approximately 26% for the year ended December 31, 2019.

ETRN also has indemnification agreements with all of its executive officers and directors (collectively, “indemnitees”). These agreements provide that the indemnitees will be protected as promised in the ETRN Bylaws (regardless of, among other things, any amendment to or revocation of the ETRN Bylaws or any change in the composition of the ETRN Board or an acquisition transaction relating to ETRN) and advanced expenses to the fullest extent of the law and as set forth in the indemnification agreements. These agreements also provide, to the extent insurance is maintained, for the continued coverage of the indemnitees under ETRN’s director and officer insurance policies. The indemnification agreements, among other things and subject to certain limitations, indemnify and hold harmless the indemnitees against any and all reasonable expenses, including fees and expenses of counsel, and any and all liability and loss, including judgments, fines, ERISA, excise taxes or penalties and amounts paid or to be paid in settlement, incurred or paid by the indemnitees in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether or not by or in the right of the corporation or otherwise, in which the indemnitees are, were or at any time become parties, or are threatened to be made parties or are involved by reason of the fact that the indemnitees are or were ETRN’s directors or officers or are or were serving at its request as directors, officers, employees, trustees or representatives of another corporation or enterprise.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits. The following is a list of exhibits filed as part of this joint proxy statement/prospectus.

Exhibit Number	Description

2.1*#	Agreement and Plan of Merger, dated as of February 26, 2020, by and among Equitrans Midstream Corporation, EQM LP Corporation, LS Merger Sub, LLC, EQM Midstream Partners, LP and EQGP Services, LLC (incorporated herein by reference to Exhibit 2.1 of Equitrans Midstream Corporation’s Current Report on Form 8-K (#001-38629) filed on February 27, 2020).

3.1#	Amended and Restated Articles of Incorporation of Equitrans Midstream Corporation (incorporated herein by reference to Exhibit 3.1 to Equitrans Midstream Corporation’s Current Report on Form 8-K (#001-38629) filed on November 13, 2018).

3.2#	Second Amended and Restated Bylaws of Equitrans Midstream Corporation (incorporated herein by reference to Exhibit 3.1 to Form 8-K (#001-38629) filed on October 10, 2019).

3.3#	Form of Certificate of Designations with respect to Equitrans Midstream Corporation’s Series A Perpetual Convertible Preferred Shares.

4.1#	Form of Registration Rights Agreement, by and among Equitrans Midstream Corporation and the investors party thereto.

5.1	Opinion of McGuireWoods LLP.

10.1#	Preferred Restructuring Agreement, dated as of February 26, 2020, by and among Equitrans Midstream Corporation, EQM Midstream Partners, LP and the Investors party thereto (incorporated herein by reference to Exhibit 10.1 of Equitrans Midstream Corporation’s Form 8-K (#001-38629) filed on February 28, 2020).

21.1#	Schedule of Subsidiaries of Equitrans Midstream Corporation (incorporated herein by reference to Exhibit 21.1 of Equitrans Midstream Corporation’s Form 10-K (#001-38629) filed on February 27, 2020).

23.1	Consent of McGuireWoods LLP (included in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm (Equitrans Midstream Corporation).

23.3	Consent of Ernst & Young LLP, independent auditors (Equitrans Midstream Corporation—Mountain Valley Pipeline, LLC—Series A).

23.4	Consent of Ernst & Young LLP, independent registered public accounting firm (EQM Midstream Partners, LP).

23.5	Consent of Ernst & Young LLP, independent auditors (EQM Midstream Partners, LP—Mountain Valley Pipeline, LLC—Series A).

24.1	Powers of Attorney (incorporated by reference to the signature page hereto).

Exhibit Number	Description

99.1	Consent of Guggenheim Securities, LLC.

99.2	Consent of Evercore Group L.L.C.

99.3	Form of Proxy Card for Equitrans Midstream Corporation Special Meeting.

99.4	Form of Proxy Card for EQM Midstream Partners, LP Special Meeting.

*

Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Equitrans Midstream Corporation hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

#	Previously filed

(b) Financial Statement Schedules. Financial statement schedules are omitted because they are not required or the required information is shown in the consolidated financial statements or the notes thereto incorporated by reference in the joint proxy statement/prospectus that forms a part of this registration statement.

(c) Opinions. The opinion of Guggenheim Securities, LLC, financial advisor to ETRN, is attached as Annex C to the joint proxy statement/prospectus that forms a part of this registration statement. The opinion of Evercore Group L.L.C., financial advisor to the EQM Conflicts Committee, is attached as Annex D to the joint proxy statement/prospectus that forms a part of this registration statement.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Canonsburg, Commonwealth of Pennsylvania, on April 29, 2020.

Equitrans Midstream Corporation

By:	/s/ KIRK R. OLIVER Kirk R. Oliver Senior Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby appoints Thomas F. Karam, Kirk R. Oliver and Stephen M. Moore, and each of them, severally, as his or her true and lawful attorney or attorneys-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including all pre-effective and post-effective amendments thereto and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

* Thomas F. Karam	Chief Executive Officer and Chairman (Principal Executive Officer)	April 29, 2020

/s/ KIRK R. OLIVER Kirk R. Oliver	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	April 29, 2020

* Brian P. Pietrandrea	Vice President and Chief Accounting Officer (Principal Accounting Officer)	April 29, 2020

* Vicky A. Bailey	Director	April 29, 2020

* Sarah M. Barpoulis	Director	April 29, 2020

* Kenneth M. Burke	Director	April 29, 2020

/s/ PATRICIA K. COLLAWN Patricia K. Collawn	Director	April 29, 2020

SIGNATURE	TITLE	DATE

* Margaret K. Dorman	Director	April 29, 2020

* D. Mark Leland	Director	April 29, 2020

* Norman J. Szydlowski	Director	April 29, 2020

* Robert F. Vagt	Director	April 29, 2020

*

Kirk R. Oliver hereby signs this Amendment No. 1 to the registration statement on behalf of the indicated persons for whom he is attorney-in-fact, pursuant to powers of attorney previously filed as Exhibit 24.1 to the Registration Statement on Form S-4 of Equitrans Midstream Corporation filed with the Securities and Exchange Commission on March 30, 2020.

*By:	/s/ KIRK R. OLIVER Kirk R. Oliver	Senior Vice President and Chief Financial Officer	April 29, 2020

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